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05007296

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Follow-Up Materials

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REGISTRANT'S NAME Orkla

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APR 2 5 2005 E

THOMSON FINANCIAL

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FILE NO. 82- 5085 FISCAL YEAR 12-31-04

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OICF/BY: dlw

DAT : 4/18/05

82-5025

ARIS

12-31-04

ORBIS
GRUPA HOTELOWA

SAR - 2004

Annual Report

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Contents:

Ladies and Gentlemen,

The year 2004 was a year of intense efforts for the satisfaction of our Clients, Shareholders and Employees. We are pleased to announce that it was also a rewarding year for the Company in terms of its results.

Despite exceptionally fierce competition, which has been particularly severe at the Warsaw market, and a strong rate of exchange of the Polish Zloty against the Euro prevailing in the second half of the year, the sale of hotel rooms in Orbis S.A. remained at the same level as in the previous year. Thanks to economic growth in Poland and its access to the European Union as well as our active sales efforts, we have managed to improve the occupancy rate in our hotels to a degree that compensated for the drop of the average daily rate per room.

At the same time, results reported by our subsidiary Hekon-Hotele Ekonomiczne were a success. It was the first full year of this company's operations as part of the Orbis Group. Increase of Hekon's net result by over 85% during this year is a source of great satisfaction for all our Employees, particularly because it was confirmed by customer satisfaction and leadership in profitability. With great contentment we have noted a major improvement in the results reported by Orbis Transport. Furthermore, the results generated by Orbis Travel have been satisfactory as well.

In 2004 we have devoted much attention to developing the sales system. The OrbisOnLine hotel room reservation system with special reservation tools for corporate as well as private customers launched in June is an integral part of the sales system. Sale of hotel services via the Internet gains importance as a distribution channel and the results we have attained hold promise for a good development in the future.

We are supported in our efforts by the strategic investor of our Company, i.e. Accor, third largest hotel and tourist service group worldwide. 35 hotels belonging to the Orbis Hotel Group already operate under Accor brands such as Sofitel, Novotel, Mercure and Ibis, while successive hotels are to join in, depending on the progress of hotels' modernization or construction.

In the second half of the year we focused on intense preparations of a new strategy for the Orbis Hotel Group during the years 2005-2009. Solutions for all the areas of the Company's activity have been worked out within the framework of "Orbis – 21st Century Organization" development scheme. The new strategy presented in March 2005 is based on a far-reaching program of developing economy hotels by, on one hand, introducing the Etap Hotel network in Poland and, on the other hand, by further expansion of the Ibis network. Additionally, Orbis will continue modernization of its most important assets. The Company also heads for reorganization to alter the rules governing functioning of departments in hotels and in the Head Office, which will greatly streamline operations in the entire Company. We want to be closer to our Clients and focused on servicing them.

The new strategy reflects dynamism and modernity of the Orbis Group, which will be also embodied in the new logo of the Company.

For a third year in a row we have been unfailing in sharing our profits with our Shareholders. The Company allotted more than 35% of its net profits generated in 2003 for dividend, thus maintaining past years' level of dividend distribution. I would like to express my thankfulness to all the Shareholders for their trust in our Company. Special thanks are also addressed to Analysts at the equities market that dealt with our Company as your cooperation is a key element of Orbis' information policy.

I would like to express my special gratitude to our Clients, whose visits to our hotels are the source of our successes and an expression of their appreciation for our efforts. We are in for a great challenge. In 2009, we will offer to our Clients approximately 13.5 thousand rooms in 82 new or fully modernized hotels in all market segments and enjoy a leading position at the market of economy hotels. I assure you that implementation of the new strategy will contribute to a major growth of sales revenues along with increased operating profitability. Hotels built by us will fill the map of Poland's hotel market, whereupon each Client will be able to find a hotel what would match his needs at value-for-money price.

Wishing you frequent stays in our hotels in Poland and Lithuania, I hope to win your support in the accomplishment of our plans.

Jean-Philippe Savoye
President and CEO

ORBIS
GRUPA HOTELOWA

Opinion and report of auditor

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

ORBIS S.A.

WARSAW, UL. BRACKA 16

AUDITOR'S OPINION
ON THE AUDIT OF
FINANCIAL STATEMENTS
FOR THE 2004 FINANCIAL YEAR

TABLE OF CONTENTS

INDEPENDENT CERTIFIED AUDITOR'S OPINION

To the Shareholders, Supervisory Board and Management Board of ORBIS S.A.

I. We have audited the attached financial statements of ORBIS S.A. with registered office in Warsaw, ulica Bracka 16, including:

- introduction to the financial statements;
- balance sheet prepared as of 31 December 2004, with total assets and liabilities of PLN 1,795,315 thousand;
- profit and loss account for the period from 1 January 2004 to 31 December 2004, disclosing a net profit of PLN 48,825 thousand;
- statement of changes in equity for the period from 1 January 2004 to 31 December 2004, disclosing an increase in equity of PLN 49,180 thousand;
- cash flow statement for the period from 1 January 2004 to 31 December 2004, showing a net cash outflow of PLN 17.134 thousand;
- additional information and explanations.

Preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility was to audit and express an opinion on the accuracy, correctness and clarity of these financial statements and the accuracy of the underlying accounting records.

II. Except for the issues described in item IV, our audit was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. from 2002 No. 76, item 694);
- auditing standards issued by the National Board of Certified Auditors in Poland;

in such a way as to obtain reasonable basis for expressing an opinion as to whether the financial statements were free of material misstatement. Our audit included in particular examining - largely on a test basis - the accounting evidence and records supporting the amounts and disclosures in the financial statements, assessing the accounting principles (policy) applied, the estimates made by the Management Board, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

III. When restating the opening balance as a result of the amended Accounting Act coming into force as of 1 January 2002, the Company recognised under assets the rights to perpetual usufruct of land, previously stated in off-balance sheet. As of 31 December 2004, the Company disclosed these rights at PLN 62,409,650.74, i.e. the value of lands assessed by authorities responsible for setting charges for perpetual usufruct. In the Introduction to the financial statements, the Company presenting differences to International Financial Accounting Standards, reported perpetual usufruct land in fair value.
Until the date of this opinion, no binding interpretation of the provisions of the amended Accounting Act has been issued in respect to measurement and recognition of rights to perpetual usufruct of land. Based on the resolution of Shareholders from February 10, 2005 starting from January 1st, 2005 the Company's Financial statement will be prepared according to International Financial Reporting Standards. In the same time article 10 clause 3 of the Accounting Act allows an entity to apply International Accounting Standards in matters not provided for in this Act. In our opinion, according to IFRS the rights to perpetual usufruct land should be classified as operating lease and in consequence should not be recognized as an asset.

IV. As described in Note 26.1 point e) of proceedings at courts or public administrative bodies in additional explanatory notes to the financial statements, on 23 December 2003, the Company received a statement of claim filed by Hotel Europejski in Warsaw Spółka Akcyjna ("HESA") for adjudicating from Orbis S.A. the remuneration for using real property of Hotel Europejski, located in Warsaw, ul. Krakowskie Przedmieście 13. As at December 31, 2004 fixed assets including building are covered by the provision in full amount. Due to the risk connected with Hotel Europejski the Company has created a provision for the expected expenses in the total amount of PLN 34,072,520.00.
As at the opinion date, final outcome of the court proceedings in progress as well as their impact on the ownership to the building of Hotel Europejski and potential related liabilities cannot be predicted and thus we are not able to confirm the value of created provisions.

V. In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to valuation of provision for risk regarding to Hotel Europejski and the effect of proper accounting for perpetual usufruct of land, in our opinion, the audited financial statements of ORBIS S.A. for the 2004 financial year were prepared in all material respects:

- in form and content complying with the requirements of the Accounting Act of 29 September 1994 and the Articles of Association of the Company;
- in accordance with the accounting principles determined by the Accounting Act and the Company's accounting policy, applied consistently;
- based on properly kept accounting records;
- in accordance with requirements of the Council's of Ministers ordinance of 11 August 2004 on detailed conditions to be fulfilled by the prospectus and summary prospectus (Dz.U. No. 186, item 1921, with subsequent amendments), and in the Council's of Ministers ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities (Dz.U. No. 139, item 1569, with subsequent amendments);

and give a true and fair view of all the information essential for evaluating the economic and financial position of the audited Company as of 31 December 2004 and its financial result for the financial year from 1 January to 31 December 2004.

VI. Without further qualifications to the financial statements, we would like to point out that these are individual financial statements and should be used primarily for statutory purposes. These financial statements cannot constitute sole basis for the evaluation of the financial and economic position of the Company that is a holding company in the Capital Group. In addition to the individual financial statements, the Company also prepares the consolidated financial statements of the Capital Group in which it acts as the holding company.
Additionally, we would like to point out the information included in item 9 of the introduction to the financial statements in which the Management Board explained the reasons due to which differences identified to International Financial Reporting Standards (IFRS) and its influence on the net profit and equity according to IFRS may differ from the comparable equity and net income for 2004 year, which will be disclosed in the financial statements for 2005 year prepared according to IFRS. We would like to point out the fact that in accordance with IFRS only complete financial statements, including the balance sheet, profit and loss account, statement of changes in equity, cash flow statement together with comparable data and explanatory notes can reliably present the financial position, result of activities and cash flows in line with IFRS.

The Management Report on the activities of the Company in the 2004 financial year is complete in the meaning of Article 49, clause 2 of the Accounting Act and consistent with the underlying information disclosed in the audited financial statements.

Jarosław Suder

Certified auditor
No. 9774

....
Represented by

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 25 March 2005

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

ORBIS S.A.

WARSAW, UL. BRACKA 16

REPORT ON THE AUDIT OF FINANCIAL STATEMENTS FOR THE 2004 FINANCIAL YEAR

TABLE OF CONTENTS

REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2004 FINANCIAL YEAR

I. GENERAL INFORMATION

1. Details of the audited Company

The Company operates under the name ORBIS S.A. The Company's registered office is located in Warsaw, ul. Bracka 16.

The Company operates as a joint stock company established on 17 December 1990 by virtue of a notarial deed of transformation of the state enterprise "Orbis" in a joint stock company, prepared by the notary public Paweł Błaszczak at the Notarial Office No. 18 in Warsaw (Repertory No. A 1882/1990).
The Company was entered into the Commercial Register kept by the District Court, XIX Business and Registry Department in Warsaw, section B under number 25134, based on decision of 9 January 1991. Currently, the Company is recorded in the Register of Entrepreneurs kept by the District Court, XX Business and Registry Department in Warsaw under number KRS 000022622.

The Company has the tax identification number NIP 526-025-04-69.
The REGON number assigned to the Company by the statistical office is 006239529.

The Company operates based on the provisions of the Code of Commercial Companies.

The scope of the Company's business activities in accordance with its Articles of Association includes:
- organisation and performance of domestic and foreign travel services;
- coordinating, arranging and managing congresses, conventions, symposia, conferences, exhibitions and other special events together with satellite events;
- hotel and catering services together with auxiliary services;
- agency in booking and sales of transportation documents of Polish and foreign carriers in local and foreign transport, as well as arranging transportation using all types of transport;
- transport services, including rental of vehicles and organising transport using own fleet;
- services related to repairs of vehicles;
- running foreign exchange desks;
- advertising and publishing services in Poland and abroad;
- foreign trade activities, in particular, related to the Company's business;
- sales of domestic and foreign goods and products;
- services and business activities related to training, investments and IT;

- banking services in line with authorisations obtained;
- organising and conducting money games and games of chance;
- insurance services under obtained concessions and permits;
- rental of usable space;
- managing external hotel premises using own management systems.

In the audited period, the Company included 54 hotel - branches and the Board Office, and its activities included, first of all, hotel and catering services as well as rental of usable space.

As of 31 December 2004, the share capital of the Company amounted to PLN 92,154,016.00 and was divided into 46,077,008 registered and bearer shares with face value of PLN 2.00 each. As of 31 December 2004, the Company's shareholders included:

– Accor S.A.	35.58% of shares,
– ING Nationale Nederlanden Polska OFE	5.89% of shares,
– Commercial Union OFE BPH CU WBK	5.08% of shares,
– Globe Trade Center S.A.	5.00% of shares,
– other shareholders	48.45% of shares.

No changes in the Company's share capital took place during the financial year and after the balance sheet date.

The Company's financial year is the calendar year.

The Company's related parties include:

- Accor S.A. - majority investor;
- Hekon-Hotele Ekonomiczne S.A. - 100% subsidiary;
- Wioska Turystyczna Wilkasy Sp. z o.o. - 100% subsidiary;
- PBP Orbis Sp. z o.o. - subsidiary, 95.08% in the share capital;
- Orbis Transport Sp. z o.o. - subsidiary, 98.30% in the share capital;
- PH Majewicz Sp. z o.o. - associated company, 49.00%;
- Orbis Casino Sp. z o.o. - associated company, 33.33%;
- GLOBIS Poznań Sp. z o.o. - associated company, 25.00%;
- GLOBIS Wrocław Sp. z o.o. - associated company, 25.00%;
- Inter Bus Sp. z o.o. - subsidiary of PBP Orbis Sp. z o.o.;
- Orbis Polish Travel - subsidiary of PBP Orbis Sp. z o.o.;
- Capital Parking - subsidiary of Orbis Transport Sp. z o.o.;
- UAB Hekon - subsidiary of Hekon Hotele Ekonomiczne S.A.

The composition of the Management Board as at the opinion date was as follows:

- Jean Philippe Savoye	Chairman of the Management Board;
- Krzysztof Andrzej Gerula	Deputy Chairman of the Management Board;
- Andrzej Bobola Szułdrzyński	Deputy Chairman of the Management Board;
- Ireneusz Andrzej Węgłowski	Deputy Chairman of the Management Board;
- Yannick Yvon Rouvrais	member of the Board;
- Alain Billy	member of the Board.

During the audited period, the composition of the Company's Management Board changed as follows:

- During the meeting of the Supervisory Board on 10 May 2004, the Chairman of the Management Board of Orbis S.A., Maciej Grelowski resigned from the membership in the Company's Management Board with immediate effect after closing the General Meting approving the Company's financial statements for 2003.
- During the meeting on 25 May 2004, the Supervisory Board passed resolutions resulting in appointing Jean-Philippe Savoye on a position of the Chairman of the Company's Management Board with immediate effect after closing the General Meeting approving the financial statements for 2003.

2. Information about the financial statements for the previous year

The activities of the Company in 2003 resulted in a net profit of PLN 44,466,125.52. The Company's financial statements for the 2003 financial year were audited by a certified auditor. The audit was performed by authorised entity Deloitte & Touche Audit Services Sp. z o.o. On 10 March 2004. The certified auditor issued on these financial statements the opinion with a qualification regarding the:

- limitation of the audit scope in respect to the rights to perpetual usufruct of land recognized under assets as of 1 January 2002, disclosed in the amount of PLN 65,000,001.58 as of 31 December 2003, i.e. in the value of land assessed by authorities responsible for setting charges for perpetual usufruct. In the auditor's opinion, these rights should be measured at fair value as at the recognition date,

- lack of the possibility to reliably estimate the value of due rent for real property of Hotel Europejski and the period for which the provision for costs of using this real property was created in relation to proceedings in progress aimed at identifying the value of this real property and the remuneration for unjustified use of this real property.

The General Meeting of Shareholders which approved the financial statements for the 2003 financial year was held on 25 June 2004. The General Meeting of Shareholders decided on the following distribution of the net profit for 2003:

- transfer to the supplementary capital PLN 28,799,942.80;
- dividends for shareholders PLN 15,666,182.72;

The financial statements for the 2003 financial year were submitted in accordance with the law to the National Court Register on 25 June 2004 and published in Monitor Polski B No. 1188 of 2 November 2004.

3. Details of the entity authorised to audit the financial statements *and the certified auditor acting on its behalf*

The audit of the financial statements was performed based on an agreement of 14 May 2004 concluded between ORBIS S.A. and Deloitte & Touche Audit Services Sp. z o.o. located in Warsaw, ul. Fredry 6, registered under the number 73 on the list of entities authorised to audit financial statements, kept by the National Chamber of Certified Auditors. On behalf of the certified auditor, the audit was conducted under the supervision of the certified auditor Jarosław Suder (No. 9774) at the Company's premises between 15 and 19 November 2004 and between February 7 and March 18, 2005.

The entity authorised to perform the audit was selected by the resolution of the Supervisory Board of 30 March 2004, based on the authorisation included in Article 20.2.8 of the Company's Articles of Association.

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor Jarosław Suder confirm that they are authorised to carry out audits and meet the requirements of Article 66 clauses 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of ORBIS S.A.

4. Availability of data and representations of the Company's management

The scope of our audit was limited in the area of assessment of the value of created provision for expected risk related to the real property of Hotel Europejski due to the uncertainty as to the final outcome of court proceedings.

Except for the issues described above, during the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorised entity and the certified auditor, as confirmed in a written representation of the Management Board of the Company of 25 March 2005.

5. Economic and financial situation of the Company

Presented below are the main items from the profit and loss account as well as financial ratios describing the financial result of the Company and its economic and financial situation compared with the previous years.

Main items from the profit and loss account (in PLN '000)	2004	2003	2002
Sales revenues	578.092	575.117	608.155
Operating expenses	527.202	518.376	576.416
Other operating revenues	47.322	10.088	19.867
Other operating expenses	54.682	19.187	28.673
Financial revenues	55.599	28.939	26.477
Financial expenses	44.528	12.539	5.096
Extraordinary gains	-	5	122
Income tax	5.776	19.581	13.379
Net profit	48.825	44.466	31.057

Profitability ratios	2004	2003	2002
• gross profit margin	8.8%	9.9%	5.2%
• net profit margin	8.4%	7.7%	5.1%
• net return on equity	3.9%	3.7%	2.7%
Effectiveness ratios			
• total assets turnover ratio	0,32	0,32	0,44
• receivables turnover in days	10	12	12
• liabilities turnover in days	16	18	17
• inventory turnover in days	6	8	8
Liquidity/Net working capital			
• debt ratio	24.3%	27.8%	8.5%
• equity to fixed assets ratio	69%	67%	85%
• net working capital (in PLN '000)	-30,795	-82,671	129,372
• current ratio	0.80	0.54	2.90
• quick ratio	0.75	0.48	2.73

The analysis of the above figures and ratios identified the following trends occurring in 2004:

- profit margin increased and net return on equity is on the stable level;
- receivables, liabilities and inventory turnover cycles increased;
- debt ratio decreased and equity to fixed assets ratio increased;
- liquidity ratios and net working capital increased.

II. DETAILED INFORMATION

1. Evaluation of the accounting system and internal control

The accounting system

The Company has valid documentation describing the accounting principles (policy) applied, including in particular: definition of the financial year and reporting periods thereof, methods of measuring assets and liabilities and determining the financial result, method of keeping the accounting records and the system of data and file protection. The documentation of the accounting policy was developed in line with the Accounting Act and approved for use as of 1 January 2002by the resolution No. 14 of the Management Board of 28 May 2002.

Accounting principles approved by the Company comply with the Accounting Act and were applied consistently.

The Company uses the computerised accounting system Pro Finn and auxiliary systems: reception desk software - REHOT, FIDELIO, LENMARK, catering software - GAH, MICROS, FT Gast. MICROS, GAH and FT Gast support daily and periodic settlement of sales of catering units. These systems are connected to VAT cash registers. FIDELIO, REHOT and Lenmark systems support reception activities, i.e. bookings, guest cards, management of additional services (catering, telecommunications, laundry), interfaces to other systems: PAY TV, catering, telephone switchboard, electronic locks, foreign exchange desk, hotel cash desk, invoicing and reporting. The Pro Finn system is password protected against unauthorised use and has functional access controls. The description of the IT system complies with requirements of Article 10 clause 3 letter c) of the Accounting Act.

The opening balance arises from the approved financial statements for the previous financial year and was correctly introduced into the accounting records of the current period.

In the audited sample, the documentation of business transactions, the accounting records and the relationships between the accounting entries and vouchers and financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records and vouchers, the documentation of the accounting system and the approved financial statements of the Company are stored in compliance with section 8 of the Accounting Act.

The Company performed the physical count of assets and liabilities with the scope, timing, and frequency prescribed by the Accounting Act. The identified differences were recorded and settled in the accounting records for the audited period.

2. Information about the audited financial statements

The audited financial statements were prepared as of 31 December 2004 and include:

- introduction to the financial statements;
- balance sheet prepared as of 31 December 2004, with total assets and liabilities of PLN 1,795,315 thousand;
- profit and loss account for the period from 1 January 2004 to 31 December 2004, disclosing a net profit of PLN 48,825 thousand;
- statement of changes in equity for the period from 1 January 2004 to 31 December 2004, disclosing an increase in equity of PLN 49,180 thousand;
- cash flow statement for the period from 1 January 2004 to 31 December 2004, showing a net cash outflow of PLN 17.134 thousand;
- additional information and explanations.

The structure of assets and liabilities as well as items affecting the financial result was correctly presented in the financial statements.

3. Information about selected items of the financial statements

Tangible assets structure
The structure of tangible assets was correctly presented in the respective explanatory note.

Inventory structure
The structure of inventory was correctly presented in the respective explanatory note.

Structure of receivables
The ageing analysis of receivables was correctly disclosed in the respective explanatory note. The audited sample did not include expired or redeemed receivables.

Structure of liabilities

The ageing analysis and liabilities by type were correctly presented in the respective explanatory note. The audited sample did not include expired or redeemed liabilities.

Prepayments, accruals and provisions for liabilities

The structure of these items was correctly presented in respective explanatory notes. Expenses and revenues recognised over time were correctly classified in respect of the audited financial period.

Provisions for liabilities were determined in reliably estimated amounts except for the provision for using real property of Hotel Europejski without a contracts, in case of which as at the opinion date the final outcome of the court proceedings in progress cannot be predicted and thus, their impact on the ownership to the building of Hotel Europejski and potential related liabilities. Due to lack of comparable transactions and inability to refer to rent for other real property with similar characteristics and location, we were not able to confirm the value of provisions created by the Management Board.

The other items are complete and correct in all material respects when related to the financial statements taken as a whole.

Justification of the opinion issued

When restating the financial statements as a result of the amended Accounting Act coming into force as of 1 January 2002, the Company entered into the accounting records the rights to perpetual usufruct of land, previously stated in off-balance sheet. The aforementioned rights were recognised in the amount being the equivalent of the value of land estimated by authorities setting charges for perpetual usufruct with contra entry to equity. As of 31 December 2004, the value of these rights recognised under assets equalled PLN 62,409,650.74. In the Introduction to the financial statements, the Company presenting differences to International Financial Accounting Standards, reported perpetual usufruct land in fair value.
Until the date of issuing the opinion, no binding interpretation of the provisions of the amended Accounting Act has been issued in respect to measurement and recognition of rights to perpetual usufruct of land. Based on the resolution of the General Meeting of Shareholders of 10 February 2005, starting 1 January 2004 the Company would present its financial statements in accordance with International Financial Reporting Standards (IFRS). At the same time, provisions of Article 10 clause 3 of the Accounting Act allow to follow International Financial Reporting Standards for matters not regulated by the Accounting Act. In our opinion, in accordance with IFRS, obtained perpetual usufruct rights should be classified as operating lease and thus, should not be recognised as assets.

On 23 December 2003, the Company received a statement of claim filed by Hotel Europejski in Warsaw Spółka Akcyjna ("HESA") for adjudicating from Orbis S.A. the remuneration for using real property of Hotel Europejski, located in Warsaw, ul. Krakowskie Przedmieście 13.
Due to the risk connected with Hotel Europejski the Company has created a provision for the expected expenses in the total amount of PLN 34,072,520.00. As at the opinion date, final outcome of the court proceedings in progress as well as their impact on the ownership to the

building of Hotel Europejski and potential related liabilities cannot be predicted and thus we are not able to confirm the value of created provisions.

4. Completeness and correctness of drawing up the introduction to the financial statements, additional information and explanations and the report on the activities of the Company

Introduction to the financial statements includes all information required under Attachment 1 to the Accounting Act. The Company confirmed the validity of the going concern principle followed in preparing the financial statements. The introduction gives a correct and complete description of valuation principles regarding assets and liabilities, principles of measuring the financial result and preparing the financial statements.

The Company prepared the additional information and explanations consisting of tabular notes to individual balance sheet and profit and loss account items as well as narrative descriptions.

Explanatory notes describing tangible assets, intangible assets, investments, liabilities and provisions correctly presented increases and decreases as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from security granted to creditors were described.

The additional information and explanations give a correct and complete description of the reporting items and clearly present other information required under Attachment 1 to the Accounting Act.

The financial statements are supplemented with the Management Board's Report on the activities of the Company in the 2004 financial year. The Report contains all information required under Article 49 of the Accounting Act. We have audited the Report with regard to the disclosed information derived directly from the audited financial statements.

5. Final information and findings

Management Board's Representations

The certified auditor received a representation letter from the Management Board of the Company in which the Board stated that the Company complied with the laws in force.

Jarosław Suder

Certified auditor
No. 9774

....
Represented by

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 25 March 2005

ORBIS
GRUPA HOTELOWA

Introduction

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Introduction

1. Basic information about the Company

The attached financial statements contain the financial figures of the Company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and catering services and provision of ancillary services,
- management of foreign hotels within the framework of hotel management systems operated by the Company,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

2. Format of the financial statements

The attached financial statements present financial figures contained in the balance sheet as of December 31, 2004, in comparison with the respective figures as of December 31, 2003, statement of changes in the shareholders' equity for the years 2004 and 2003, the profit and loss account and the cash flow statement covering data for year 2004 and comparative data for the year 2003, as well as additional notes to the above mentioned financial statements.

3. Members of the Orbis S.A. Management Board (serving during the 5th tenure of the Board):

1/ Jean Philippe Savoye - President of the Management Board
2/ Krzysztof Andrzej Gerula - Vice-President of the Management Board
3/ Andrzej Bobola Szułdrzyński - Vice-President of the Management Board
4/ Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
5/ Yannick Yvon Rouvrais - Member of the Management Board
6/ Alain Billy - Member of the Management Board

Members of the Orbis S.A. Supervisory Board (serving during the 6th tenure of the Board):

Chairman:
Claude Moscheni
Members:
Erez Boniel, Sabina Czepielinda, Paweł Dębowski, Michael Flaxman, Christophe Guillemot, Michael Harvey, Andrzej Przytuła, JanuszRóżdżyński, Christopher Voutsinas until July 13, 2004, Denys Sappey from August 3, 2004.

4. The current financial statements as well as the comparative financial figures covering the past periods contain cumulative figures of all the organizational units of the Company Orbis S.A. which keep separate accounting books.

At the end of the reporting period, the organizational structure of the Company comprises 55 units keeping separate accounting books: the Head Office and 54 Hotel Branches.

4.1 Orbis S.A. leads the Orbis Group consisting of: four subsidiary companies and four directly associated companies as well as seven indirect subsidiaries. The Company consolidates its financial statements.

4.2 In the course of the current reporting period and in the comparable period no merger with other companies was made.

4.3 The financial statements have been prepared on the assumption that the Company would further continue its business operations. As of the date of these financial statements, no circumstances exist that would indicate a threat for the continuation of Company's activities in the foreseeable future.

4.4 The financial statements for the comparable period have not been adjusted to ensure the comparability of figures as compared with the figures published in the annual report for 2003.

5. ACCOUNTING PRINCIPLES

5.1 Basis for preparation of the financial statements

The financial statements of Orbis S.A. have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

5.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent impairment.

5.3 Tangible fixed assets

Fixed assets are valued at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs, including write-offs for a permanent impairment.

Fixed assets were revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus income derived therefrom. In case of a permanent impairment of a fixed asset under construction, it is revalued so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions issued by the local administrative authorities at the time of transfer of titles to perpetual usufruct of land, that constitute the basis for calculating the initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities. Those rights are not depreciated.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

5.4 Depreciation
The rate of depreciation reflecting the usable life of a given asset is determined as at the date of acquisition of an intangible fixed asset or a fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

The titles to perpetual usufruct of land purchased on the market are depreciated over the period starting from the month following their purchase until the end of the period the right was established.

5.5 Long-term investments
Long-term investments comprise assets acquired by the Company for the purposes of deriving economic benefit, including real property, long-term financial assets (stakes in other companies and long-term loans granted), and works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day long term investments are valued according to the following rules:
- real estate in respect of the title to perpetual usufruct of land have been valued at fair value. Owing to the absence of a reliable market valuation the Bristol Hotel building has been valued at acquisition price, according to the principle of prudence,
- stakes in other companies which represent the ownership right to premises has been valued at acquisition price, according to the principle of prudence,
- other long term investments containing works of art have been valued on the basis of value specified in specialist catalogues.

5.6 Interest in subsidiaries, affiliates and associated companies
Interest in subsidiaries, affiliates and associated companies regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for permanent impairment.

5.7 Short-term investments
Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of concluding and settling the transaction are

insignificant. As at the balance sheet date, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

5.8 Derivatives

Derivatives are reported when the Company becomes a party to a binding contract.
As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are regarded as financial assets, while derivatives with negative fair value are treated as financial liabilities.
Profit or loss on derivatives is reported in financial income or expenses, accordingly and, in the cash flow statement as a flow from financing activities. As at the balance sheet day the Company posses open SWAP contacts. The Company does not use the hedge accounting.

5.8.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from a given contract change in a manner similar to that that would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions are not recognized. As at the balance sheet day there has not appear any important embedded instrument which would need to be extracted from the host contract and present separately in the financial statement.

5.9 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported, as at the date of transaction, according to the average rate of exchange of the given currency determined by the National Bank of Poland (NBP), unless other exchange rate was specified in a customs declaration or other document binding upon a given entity. As at the date of preparation of the financial statements, all amounts due from debtors and due to creditors denominated in foreign currencies are appraised (converted) according to the average daily foreign currency exchange rate of the National Bank of Poland applicable as at the last day of the reporting period.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the Company makes general revaluation write-offs for amounts due from debtors that have been:

- overdue for 6 to 9 months – up to 50% of the amount due,
- overdue for 9 to 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

5.10 Inventories

Tangible current assets are appraised according to the acquisition price at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to expenses in its entirety at the moment of payment. The weighted mean acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, the trade margin and output VAT. As of the balance date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence, the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.

If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made.

5.11 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of the National Bank of Poland, except for cash in the exchange offices, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland fixed for that day.

5.12 Deferred expenses, accrued expenses and deferred income

As at the balance day, deferred expenses include the incurred expenses referring to the future periods. As at the balance sheet day those assets are reported according to the initial value less write-offs that had been posted to expenses by the balance sheet day.

Accrued expenses are accounted according to the value of probable liabilities relating to the current reporting period, resulting in particular from services provided to the entity by its contractors.

Write-offs of deferred assets and accrued expenses are made in accordance with the lapse of time or the flow of services. The time and the manner of clearance is substantiated by the character of cleared expenses, according to the principle of prudence.

Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of deferred income item that would generate income.

Deferred income is reported according to the principle of prudence and includes in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets and equivalent of fixed assets acquired gratuitously.

5.13 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, calculated according to the principle of prudence.

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive exchange rate differences, i.e. differences that would bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet date, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted to that equity.

5.14 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The share capital of Orbis S.A. is reported according to the amount specified in an agreement or Statute and entered in the court register. The share capital must be valued at least as often as any change in its nominal value occurs.

The reserve capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the share capital.

The reserves are created, independently of the reserve capital, from net profit up to the amount determined by the General Meeting of Shareholders.

The revaluation reserve capital is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Other reserve capitals are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to Orbis S.A. by virtue of decisions of the administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as reserve capital, except when the titles to the perpetual usufruct of land are sold.

5.15 Provisions

Provisions are set up for future liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for current and deferred income tax;
- provisions for liabilities, particularly for losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings, and for retirement severance pays and similar performances;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of their value.

5.16 Income, expenses and the principles of determining the income

In Orbis S.A., the net income is an outcome of:
a) operating income:
  - income (loss) on basic operating activities,
  - income (loss) on other operating activities,

b) income on financial operations,
c) extraordinary items,
d) obligatory charges on income in the form of the income tax paid by Orbis S.A. and equivalent payments due by virtue of separate regulations, broken down into:
  - current income tax resulting from the taxation base;
  - deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

The income on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of Orbis S.A. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to operating activities of the company. In Orbis S.A. other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:

- income on interest, dividends and other benefits from the holding of financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivable, other than those treated as financial assets and costs of interest on trade and other liabilities not posted to financial liabilities,
- income on and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

Extraordinary items represent a difference between profits and losses being a result of occurrence of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies in particular to disasters, fire, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a material (fundamental) fault which is reported in shareholders' equity as an adjustment of profit/loss from past years. According to the Polish regulations, the Company calculates the income tax liabilities for the year 2004 at 19% of its taxable income.

Deferred income tax charged to the financial result of the reporting period, constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result of that period.

6. International Accounting Standards

6.1 Influence implementation of IAS on annual financial statement in 2004 year.

Orbis S.A. applies accounting principles as well as valuation and classification methods in compliance with the Accounting Act (hereinafter, the Polish Accounting Principles – „PAP").

In accordance with paragraph 17 point 2 of the Regulation of the Council of Ministers dated October 16, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and an abridged issue prospectus, the issuer is under an obligation to specify and explain differences in the value of disclosed figures with reference to at least equity and net income as well as major differences as regards the applied accounting principles (policy) in the financial statements prepared in accordance with the PAP and the financial statements that would have been prepared in accordance with the International Accounting Standards (IAS).

As at the balance sheet date, Orbis S.A. identified all the areas in which differences arose between the accounting principles applied by the Company and the IFRS. The identified areas can be divided into those where the differences are of quantitative nature and those where differences arose due to the scope of presentation and disclosure.

Whenever possible, the Company quantified the differences between the PAP and the IFRS as of the reporting date.

The table below outlines these areas and their impact upon the net profit and the shareholders' equity as of December 31, 2004.

in thousands of PLN

IAS	Differences – quantitative statement (per item)	Difference in the net profit for the period January 1 – December 31, 2004 according to PAP and net profit according to IFRS	Difference in the shareholders' equity for the period January 1 – December 31, 2004 according to PAP and equity according to IFRS
IAS 29	Revaluation of fixed assets due to restatement in compliance with hyperinflation indices	-10,341	254,311
IAS 36	Impairment of fixed assets	18,889	-248,640
IAS 16	Revaluation of fixed assets to fair value and depreciation	-5,053	335,720
IAS 23	The borrowing costs attributable to the acquisition of fixed assets	228	-11,391
IAS 38	Intangible assets	54	-3,174
IAS 12	Deferred income tax	-1,659	6,301
	TOTAL	2,118	333,127

6.1.1 IAS 29 Revaluation of fixed assets due to restatement in compliance with hyperinflation indices

The restatement of buildings and modernization of property was made on the basis of „Index of Consumable Goods and Services' Prices" published by the Main Statistical Office in Warsaw.

Restatement of fixed assets involved group one of fixed assets. In the remaining groups, due to the investment processes going on in the company, the balance sheet value of fixed assets

as at December 31, 2004, was inconsequential from the point of view of compliance with the duty to reliably and transparently disclose the Company's standings as regards it financial condition and property.
The restatement also involved real property disclosed at present as long-term and short-term investments.

Depreciation charges of the restated assets by the end of 2003 were calculated in a proportion reflecting the degree of accumulated depreciation charges according to the principles applied so far to the gross book value of assets prior to restatement as at December 31, 2003. Depreciation charges for the year 2004 were calculated according to the applied rates of depreciation on gross restated value.

The aforementioned changes resulted in the increase of equity by PLN 254,311 thousand and decreased the financial result of the period by PLN 10,341 thousand.

6.1.2 IAS 36 Impairment of assets
Orbis S.A. reviewed particular assets in terms of impairment and run an impairment test for particular cash generating units, which are considered to be hotels. The valuation was made as at December 31, 2004. An impairment write off for rented real property was also made. Simultaneously the revaluation of the real estate presented as short term investments has been reversed, because after transferring those real estate to fixed assets and calculating depreciation charges it become groundless.

The above mentioned operations caused the decrease of the Company's equity by PLN 248,640 thousand and increase of result in 2004 by PLN 18,889 thousand.

6.1.3 IAS 16 Revaluation of fixed assets to fair value
The Company decided to measure in fair value the land and the title to perpetual usufruct of land received free of charge on the basis of an administrative decision and so far reported in the books at values equivalent to prices stated in the first title-granting decisions of local administration, which constituted the basis for assessment of the initial fee for the use of the land. The Company determined the fair value of the land and the title to perpetual usufruct on the basis of real property valuation by an independent expert. The revaluation affected the Company's equity in the amount of PLN 342,745 thousand.

Additionally there has been a reclassification of assets from long and short term investments, which didn't perform requirements of IAS 40, to fixed assets and depreciation for this real property and for all perpetual usufructs of land received free of charge was calculated, which as a result caused a decline of equity by PLN 7,025 thousand and the result of 2004 by PLN 5,053 thousand.

6.1.4 IAS 23 Accounting treatment of the borrowing costs attributable to the acquisition of fixed assets
According to the Polish accounting principles applied by the Company, all borrowing costs incurred during the period of investment have been capitalised. According to accounting treatment prescribed by IAS 23, all borrowing costs should be recognized as an expense during the period in which they are incurred. The change of principles affected the financial result of the current year improving it by PLN 228 thousand and changed the equity decreasing it by PLN 11,391 thousand.

6.1.5 IAS 38 Intangible assets

As an item of intangible assets the Company reported the value of the first payments for entering the hotel brand, paid on the evidence of franchise agreements. Those fees were depreciated over the depreciation period ending on the expiry date of the agreements. The Company decided, that those fees do not meet the identifiability criteria in the definition of intangible assets and included them directly into expenses. It decreased the equity by PLN 3,174 thousand and raised the net profit of the current year by PLN 54 thousand.

6.1.6 IAS 12 Income taxes

As a result of the above amendments there has been a change in the amount of assets and provisions for the deferred income tax, which affected the financial result of the current year in minus by PLN 1,659 thousand and raised the equity by PLN 6,301 thousand.

6.2 Additional remarks

Beginning from January 1, 2005, the Company made a decision, confirmed by the resolution of the Management Board, to publish its financial statements in compliance with IFRS. The impact of the above-mentioned quantified differences upon the comparative equity and net profit for 2004 in the 2005 semi-annual report might differ from amounts disclosed above.

IFRS 1 – *First time application of the IFRS* as a basis for accounting principles requires the companies, which have so far failed to provide an explicit statement of their financial statements' compliance with IFRS to be regarded as companies which adopt the IFRS for the first time as a primary basis of accounting. The Company has never issued its financial statements under IFRS.

According to IFRS 1, Company must apply the accounting principles effective as at the end of the reporting period in respect to its opening balance and the reporting periods. However, IFRS 1 establishes certain exemptions from this rule and the Company may avail of one or more such exemptions at the moment of preparing its opening balance.

The International Accounting Standards Board (IASB) introduced numerous changes to the applicable Standards. Though such changes need not become effective beginning from January 1, 2005, yet it is likely that it would be possible to apply these standards already at an earlier date and that the Group might decide to adopt such a solution.

Furthermore, the European Commission has not yet taken its final stand as regards the scope of standards which shall apply in the European Union beginning from January 1, 2005. Therefore, it might transpire that IAS and IFRS standards which the company would apply at the time of publishing its first financial statements under the international standards would differ from those effective at the moment.

At the time of preparing the above comparative list of differences the Management Board made assumptions as to the selection of standards and their interpretation, which would most probably apply at the moment of drafting the first financial statements under the IFRS. The methods of implementing international standards and calculation of differences have not been reviewed by the external auditor. It will take place during the audit of the annual consolidated financial statements for the year 2004. However, considering the above factors and the assumptions made by the Management, the impact of the above-mentioned quantified differences as regards the comparative shareholders' equity and the net profit for the period of 2004 in the 2005 semi-annual report might differ from amounts disclosed above.

7. In respect of the reporting period covered by the financial statements and the comparative financial figures, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland
   - on December 31, 2004 EUR 1 = PLN 4.0790
   - on December 31, 2003 EUR 1 = PLN 4.7170

2) Profit and loss account figures
   - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the reporting period,
   - January 1, 2004 – December 31, 2004 – EUR 1 = PLN 4.5182
   - January 1, 2003 – December 31, 2003 – EUR 1 = PLN 4.4474

For the year 2004	**Rate of exchange of the Euro on the last day of the month**	**For the year 2004**	**Rate of exchange of the Euro on the last day of the month**
31.01.04	4.7614	31.01.03	4.1286
28.02.04	4.8746	28.02.03	4.2083
31.03.04	4.7455	31.03.03	4.4052
30.04.04	4.8122	30.04.03	4.2755
31.05.04	4.6509	31.05.03	4.3915
30.06.04	4.5422	30.06.03	4.4570
30.07.04	4.3759	30.07.03	4.3879
31.08.04	4.4465	31.08.03	4.3588
30.09.04	4.3832	30.09.03	4.6435
29.10.04	4.3316	29.10.03	4.6826
30.11.04	4.2150	30.11.03	4.7127
31.12.04	4.0790	31.12.03	4.7170
arithmetic mean	**4.5182**	**arithmetic mean**	**4.4474**

ORBIS
GRUPA HOTELOWA

Financial statements

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Annual Report SA-R 2004

(In accordance with § 57 section 1 item 2 of the Ordinance of the Council of Ministers dated October 16, 2001 - Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current-year, period from	**1.01.2004**	to	**31.12.2004**
and for the prior -year, period from	1.01.2003	to	31.12.2003
Date submitted	31.03.2005		

ORBIS Spółka Akcyjna.
(full name of company)

ORBIS S.A. (brief name of company)	**12** (sector in accordance with WSE classification)
00 028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
829 38 30 (phone, facsimile)	sekrde@orbis.pl (e-mail)
526-025-04--69 ; 006239529 (VAT no., REGON)	**orbis.pl** (www)

Deloitte&Touche Audit Services Sp. z o.o.
(chartered auditors

Annual Report SA-R 2004 comprises :

President's Letter to Shareholders
- ☑ Opinion and Report of chartered auditors on the audit of semi-annual financial statements
- ☑ Annual financial statements
  - ☑ Introduction
  - ☑ Balance Sheet
  - ☑ Profit and Loss Account
  - ☑ Statement of Shareholders' Equity
  - ☑ Cash Flow Statement
  - ☑ Additional information and notes
- ☑ *Board of Director's Report on the Company's operations*

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	12 months ended Dec 31, 2004	12 months ended Dec 31, 2003	**12 months ended Dec 31, 2004**	12 months ended Dec 31, 2003
I. Net sales revenues	578 092	575 117	127 947	129 315
II. Operating profit (loss)	43 530	47 642	9 634	10 712
III. Profit (loss) before taxation	54 601	64 047	12 085	14 401
IV. Net profit (loss)	48 825	44 466	10 806	9 998
V. Net cash flows from operating activities	102 996	86 516	22 796	19 453
VI. Net cash flows from investing activities	- 83 136	- 338 163	- 18 400	- 76 036
VII. Net cash flows from financing activities	- 36 994	151 918	- 8 188	34 159
VIII. Total net cash flows	- 17 134	- 99 729	- 3 792	- 22 424
IX.. Total assets	1 795 315	1 777 529	440 136	376 835
X. Liabilities and reserves for liabilities	551 528	582 922	135 212	123 579
XI. Long-term liabilities	278 985	314 759	68 395	66 729
XII. Short-term liabilities	157 180	179 064	38 534	37 961
XIII. Shareholders' equity	1 243 787	1 194 607	304 924	253 256
XIV. Share capital	92 154	92 154	22 592	19 537
XV. Number of shares	46 077 008	46 077 008	11 296 153	9 768 287
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	1,06	0,97	0,23	0,22
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	26,99	25,93	6,62	5,50
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	0,34	0,34	0,08	0,08

ORBIS S.A. SAR 2004 in thousands of PLN

BALANCE SHEET

Balance as at	Note	Dec 31, 2004	Dec. 31, 2003
ASSETS			
I. Fixed assets		1 668 930	1 681 494
1. Intangible assets, of which:	1	5 579	5 006
- goodwill		0	0
2. Tangible fixed assets	2	1 140 966	1 191 202
3. Long-term receivables	3,8	485	727
3.1. From affiliated companies		485	727
3.2. From other companies		0	0
4. Long-term investments	4	499 219	472 571
4.1. *Real estste*		23 380	0
4.2. Intangible assets		0	0
4.3. Long-term financial assets		475 204	472 004
a) in affiliated companies		475 173	470 698
- shares in subsidiary and associated companies valued under the equity method		0	0
b) in other companies		31	1 306
4.4. Other long-term investments		635	567
5. Long-term deferred assets	5	22 681	11 988
5.1. Deferred income tax		22 681	11 988
5.2. Other deferred assets		0	0
II. Current assets		126 385	96 035
1. Inventories	6	8 509	10 112
2. Current receivables	7,8	29 239	35 383
2.1. From affiliated companies		2 699	2 601
2.2. From other companies		26 540	32 782
3. *Short-term investments*		86 937	47 553
3.1. Short-term financial assets	9	83 779	30 287
a) in affiliated companies		20 234	0
b) in other companies		50 392	0
c) cash and cash equivalents		13 153	30 287
3.2. Other short-term investments*		3 158	17 266
4. Short-term deferred assets	10	1 700	2 987
Total Assets		1 795 315	1 777 529
SHAREHOLDERS' EQUITY AND LIABILITIES			
I. Shareholders' Equity		1 243 787	1 194 607
1. Share capital	12	92 154	92 154
2. Not paid-up share capital (negative value)		0	0
3. Own shares in treasury (negative value)	13	0	0
4. Reserve capital	14	777 375	728 270
5. Revaluation capital	15	263 023	268 100
6. Other reserve capitals	16	62 410	65 000
7. *Prior years' profit (loss)***		0	-3 383
8. Net profit (loss)		48 825	44 466
9. Net profit write-offs during the financial year (negative value)	17	0	0
II. Liabilities and reserves for liabilities		551 528	582 922
1. Reserves for liabilities	18	97 395	75 939
1.1. Reserve for deferred income tax		23 176	14 017
1.2. Provisions for pensions and similar benefits		37 172	37 120
a) long-term provisions		32 645	31 262
b) short-term provisions		4 527	5 858
1.3. Other provisions		37 047	24 802
a) long-term provisions		0	20 280
b) short-term provisions		37 047	4 522
2. Long-term liabilities	19	278 985	314 759
2.1. To affiliated companies		0	0
2.2. To other companies		278 985	314 759
3. Current liabilities	20	157 180	179 064
3.1. To subsidiary and associated companies		111 249	110 989
3.2. To other companies		39 421	60 648
3.3. Special funds		6 510	7 427
4. Accrued liabilities	21	17 968	13 160
4.1. Negative goodwill		0	0
4.2. Accrued expenses and deferred income		17 968	13 160
a) long-term accruals		0	144
b) short-term accruals		17 968	13 016
Total Shareholders' Equity and Liabilities		1 795 315	1 777 529

ORBIS S.A. SAR 2004 in thousands of PLN

Book value		1 243 787	1 194 607
Number of shares		46 077 008	46 077 008
Book value per share (in PLN) - basic	22	26,99	25,93
Diluted number of shares			
Book value per share (in PLN) - diluted	22		

OFF-BALANCE-SHEET ITEMS

Balance as at	Note	Dec 31, 2004	Dec. 31, 2003
1. Contingent receivables	23	0	0
1.1. From affiliated companies (due to)		0	0
- guarantees received		0	0
-			
1.2. From other companies (due to)		0	0
- guarantees received		0	0
-			
2. Contingent liabilities	23	5 460	4 438
2.1. To affiliated companies (due to)		5 460	4 438
- guarantees extended		5 460	4 438
-			
2.2. To other companies (due to)		0	0
- guarantees extended		0	0
-			
3. Other (due to)		0	0
-			
Total off-balance-sheet items		5 460	4 438

ORBIS S.A. SAR 2004 in thousands of PLN

PROFIT AND LOSS ACCOUNT

	Note	Dec.31, 2004	Dec.31, 2003
I. Net sales revenues		**578 092**	575 117
- of which sales to affiliated companies		**37 393**	33 260
1. Net sales of products	**24**	**573 835**	570 228
2. Net sales of merchandise and raw materials	**25**	**4 257**	4 889
II. Cost of products, merchandise and raw materials sold		**399 671**	398 590
- of which sold to affiliated companies		**9 346**	19 367
1. Cost of products sold	**26**	**398 609**	397 144
2. Cost of merchandise and raw materials sold		**1 062**	1 446
III. Gross profit (loss) on sales (I-II)		**178 421**	176 527
IV. Distrubution expenses	**26**	**39 549**	38 728
V. General administrative expenses	**26**	**87 982**	81 058
VI. Profit (loss) on sales (III-IV-V)		**50 890**	56 741
VII. Other operating income		**47 322**	10 088
1. Gain on disposal of non-financial fixed assets		**17 922**	474
2. Subsidies		**23**	23
3. Other operating income*	**27**	**29 377**	9 591
VIII. Other operating expenses		**54 682**	19 187
1. Loss on disposal of non-financial fixed assets		**0**	0
2. Reveluation of non-financial fixed assets		**1 934**	1 998
3. Other operating costs	**28**	**52 748**	17 189
IX. Operating profit (loss) (VI+VII-VIII)		**43 530**	47 642
X. Financial income	**29**	**55 599**	28 939
1. Equity income – dividends		**11 827**	1 566
- of which from affiliated companies		**11 827**	1 566
2. Interest receivable		**1 140**	2 409
- of which from affiliated companies		**456**	38
3. Gain on disposal of investments	**31**	**1 328**	23 481
4. Reveluation of investments		**506**	0
5. Other financial income		**40 798**	1 483
XI. Financial expenses	**30**	**44 528**	12 539
1. Interest payable		**15 275**	3 453
- of which to subsidiary and associated companies		**0**	0
2. Loss on disposal of investments	**31**	**0**	0
3. Reveluation of investments		**2 011**	282
4. Other financial expenses		**27 242**	8 804
XII. Profit (loss) on ordinary activities (IX+X-XI)		**54 601**	64 042
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)		**0**	5
1. Extraordinary gains	**32**	**0**	63
2. Extraordinary losses	**33**	**0**	58
XIV. Profit (loss) before taxation (XII+/-XIII)		**54 601**	64 047
XV. Corporate income tax	**34**	**5 776**	19 581
a) current portion		**9 085**	17 248
b) deferred portion		**-3 309**	2 333
XVI. Other obligatory profit decreases (loss increases)	**35**	**0**	0
XVII. Share in net profits (losses) of subsidiary and associated companies valued under the equity method	**36**	**0**	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)**		**48 825**	44 466

Net profit (loss) (on annual basis)		**48 825**	44 466
Weighted average number of ordinary shares		**46 077 008**	46 077 008
Earning (loss) per ordinary share (in PLN) - basic	**38**	**1,06**	0,97
Diluted weighted average number of ordinary shares			
Earning (loss) per ordinary share (in PLN) - diluted	**38**		

ORBIS S.A. SAR 2004 in thousands of PLN

STATEMENT OF SHAREHOLDERS' EQUITY

	Dec.31, 2004	Dec.31, 2003
I. Shareholders' Equity at the beginning of period (opening balance)	**1 194 607**	1 170 396
a) changes in accepted accounting principles (polices)	**0**	0
b) corrections of material faults	**0**	-3 383
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 194 607**	1 167 013
1. Share capital at the beginning of period	**92 154**	92 154
1.1. Changes in share capital	**0**	0
a) additions, of which:	**0**	0
- issuance of shares	**0**	0
-		
b) reductions, of which:	**0**	0
- retirement of shares	**0**	0
-		
1.2. Share capital at the end of period	**92 154**	92 154
2. Not paid-up share capital at the beginning of period	**0**	0
2.1. Changes in not paid-up share capital	**0**	0
a) additions, of which:	**0**	0
-		
b) reductions, of which:	**0**	0
-		
2.2. Not paid-up share capital at the end of period	**0**	0
3. Own shares in treasury at the beginning of period	**0**	0
3.1. Changes in own shares in treasury	**0**	0
a) additions, of which:		
-		
b) reductions, of which:	**0**	0
-		
3.2. Own shares in treasury at the end of period	**0**	0
4. Reserve capital at the beginning of period	**728 270**	708 078
4.1. Changes in reserve capital	**49 105**	20 192
a) additions, of which:	**52 487**	20 192
- additional paid-in capital from issuance of shares	**0**	0
- distribution of profit (by law)	**0**	0
- distribution of profit (in excess of value required by law)	**28 800**	19 308
- sale or disposal of tangible fixed assets	**21 101**	557
- sale of the right to perpetual usufruct of land	**2 586**	327
b) reductions, of which:	**-3 382**	0
- coverage of loss	**-3 382**	0
4.2. Reserve capital at the end of period	**777 375**	728 270
5. Revaluation capital at the beginning of period	**268 100**	269 862
5.1. Changes in revaluation capital	**-5 077**	-1 762
a) additions, of which:	**21 216**	667
- revaluation of value of long term investments	**9 339**	162
- reversal of fixed assets revaluation	**11 877**	0
- reserve for deferred income tax charged to capital	**0**	505
b) reductions, of which:	**-26 293**	**-2 429**
- sale or disposal of tangible fixed assets	**-21 101**	-557
- reserve for deferred income tax charged to capital	**-1 775**	0
- reclassification of investments	**0**	-1 872
-revaluation of fixed assets	**-3 417**	0
5.2. Revaluation capital at the end of period	**263 023**	268 100
6. Other reserve capital at the beginning of period	**65 000**	0
6.1. Changes in other reserve capital	**-2 590**	65 000
a) additions, of which:	**0**	65 327
- distribution of profit (by law)	**0**	65 327
b) reductions, of which:	**-2 590**	327
- sale of the right to perpetual usufruct of land	**-2 586**	327
- wave of the right to perpetual usufruct of land	**-4**	0

ORBIS S.A. SAR 2004 in thousands of PLN

6.2. Other reserve capital at the end of period	**62 410**	65 000
7. Prior years' profit (loss) at the beginning of period	**41 083**	100 302
7.1. Prior years' profit at the beginning of period	**44 466**	100 302
a) changes in accepted accounting principles (polices)	**0**	0
b) corrections of material faults	**0**	0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	**44 466**	100 302
a) additions, of which:	**0**	0
- distribution of prior years' profit	**0**	0
-		
b) reductions, of which:	**- 44 466**	- 100 302
- distribution of pror years' profit	**- 44 466**	- 100 302
- corrections of material faults	**0**	0
- other	**0**	0
7.3. Prior years' profit at the end of period	**0**	0
7.4. Prior years' loss at the beginning of period	**- 3 383**	0
a) changes in accepted accounting principles (polices)	**0**	0
b) corrections of material faults	**0**	- 3 383
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**- 3 383**	- 3 383
a) additions, of which:	**0**	0
- transition of prior years' loss to be covered	**0**	0
- corrections of prior year's material faults	**0**	0
b) reductions, of which:	**3 383**	0
- coverage of prior years' loss from reserve capital	**3 383**	0
7.6. Prior years' loss at the end of period	**0**	- 3 383
7.7. Prior years' profit (loss) at the end of period	**0**	- 3 383
8. Net profit (loss)	**48 825**	44 466
a) net profit	**48 825**	44 466
b) net loss	**0**	0
c) charges on the profit	**0**	0
II. Shareholders' Equity at the end of period (closing balance)	**1 243 787**	1 194 607
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	0

ORBIS S.A. SAR 2004 in thousands of PLN

CASH FLOW STATEMENT

	Dec.31, 2004	Dec.31, 2003
A. Cash flows from operating activities - direct method	0	0
I. Cash provided by operating activities	0	0
1. Sales revenues	0	0
2. Other income from operating activities	0	0
II. Cash used in operating activities	0	0
1. Goods and services purchased	0	0
2. Net salaries and wages	0	0
3. Social and health security, other benefits	0	0
4. Taxes and charges	0	0
5. Other operating expenses	0	0
III. Net cash flows from operating activities (I–II)	0	0
A. Cash flows from operating activities - indirect method		
I. Net profit (loss)	48 825	44 466
II. Total adjustments	54 171	42 050
1. Share in net (profits) losses of subsidiary and associated companies valued under the equity method	0	0
2. Depreciation and amortisation	62 752	51 318
3. (Gain) loss on foreign exchange differences	- 38 981	12 450
4. Interest and dividends	2 467	1 532
5. (Gain) loss on investing activities	- 14 923	- 23 605
6. Change in provisions	19 682	1 038
7. Change in inventories	1 603	1 205
8. Change in receivables	8 383	2 165
9. Change in current liabilities (excluding loans and bank credits)	- 6 960	- 6 489
10. Change in deferred and accrued expenses	- 6 266	2 998
11.Other adjustments	26 414	- 562
III. Net cash flows from operating activities (I+/-II)	102 996	86 516
B. Cash flows from investing activities		
I. Cash provided by investing activities	619 450	505 882
1. Disposal of intangible assets and tangible fixed assets	48 118	825
2. Disposal of investments in real-estate and intangible assets	0	0
3. From financial assets, of which:	9 580	22 611
a) in affiliated companies	9 580	595
- disposal of securities	*0*	*0*
- dividends and shares in profits	9 580	595
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
b) in other companies	0	22 016
- disposal of securities	0	22 016
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
4. Other investing income	561 752	482 446
II. Cash used in investing activities	- 702 586	- 844 045
1. Purchases of intangible assets and tangible fixed assets	-43 415	- 116 788
2. Purchases of investments in real-estate and intangible assets	0	0
3. For financial assets, of which:	-29 840	- 246 576
a) in affiliated companies	-29 840	- 246 576
- acquisition of securities	-28 254	- 246 576
- long-term loans granted	-1 586	0
b) in other companies	0	0
- acquisition of securities	0	0
- long-term loans granted	0	0
4. Other investing expenses	-629 331	- 480 681
III. Net cash flows from investing activities (I-II)	-83 136	- 338 163
C. Cash flows from financing activities		0
I. Cash provided by financing activities	0	179 568
1. Issuance of shares and other capital securities and additional paid-in capital	0	0
2. Bank credits and loans contracted	0	179 568

ORBIS S.A. SAR 2004 in thousands of PLN

3. Issuance of debt securities	0	0
4. Other financial income	0	0
II. Cash used in financing activities	- 36 994	- 27 650
1. Acquisition of own shares	0	0
2. Dividends and other payments to shareholders	- 15 666	- 15 667
3. Profit distribution expenses other than payments to shareholders	0	0
4. Payments of bank credits and loans	- 5 746	- 9 390
5. Redemption of debt securities	0	0
6. Payments of other financial liabilities	0	0
7. Finance lease commitments paid	0	0
8. Interest paid	- 15 582	- 2 593
9. Other financial expenses	0	0
III. Net cash flows from financing activities (I-II)	- 36 994	151 918
D. Total net cash flows (A.III+/-B.III+/-C.III)	- 17 134	- 99 729
E. Change in balance-sheet cash and cash equivalents	- 17 134	- 99 729
- of which change in cash and cash equivalents due to foreign exchange differences		
F. Cash and cash equivalents - beginning of period	30 287	130 016
G. Cash and cash equivalents - end of period (F+/-D)	13 153	30 287
- of which those with restricted availability	1 600	2 079

ORBIS S.A. SAR 2004 in thousands of PLN

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	Dec.31, 2004	Dec.31, 2003
a) cost of finished research and development work	0	0
b) goodwill	0	0
c) concessions, patents, licenses and similar assets purchased, of which:	5 558	3 982
- computer software	2 417	783
d) other intangible assets	21	1 024
e) prepaid intangible assets	0	0
Total intangible assets	5 579	5 006

NOTE 1C

INTANGIBLE ASSETS - by ownership	Dec.31, 2004	Dec.31, 2003
a) owned	5 579	5 006
b) used under leasing, rent, tenancy or similar contract, of which:		
-		
Total intangible assets	5 579	5 006

ORBIS S.A. SA-R 2004 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category	a) cost of finished research and development work	b) goodwill	c) concessions, patents, licenses and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period	0	2 737	14 238	10 407	1 128	0	18 103
b) additions, of which:	0	0	3 174	2 850	0	0	3 174
- take-over from investments	0	0	22	22	0	0	22
- purchase	0	0	2 961	2 748	0	0	2 961
- other	0	0	191	80	0	0	191
c) reductions, of which:	0	0	- 2 401	- 2 292	- 1 023	0	- 3 424
- sale	0	0	- 1	- 1	0	0	- 1
- liquidation	0	0	- 760	- 760	- 15	0	- 775
- other	0	0	- 1 640	- 1 531	- 1 008	0	- 2 648
d) gross value of intangible assets at the end of period	0	2 737	15 011	10 965	105	0	17 853
e) accumulated amortization at the beginning of period	0	2 737	10 256	9 624	104	0	13 097
f) amortization for the period, of which:	0	0	- 803	- 1 076	- 20	0	- 823
- *annual write-down*	0	0	1 405	1 135	0	0	1 405
- sale	0	0	0	0	0	0	0
- liquidation	0	0	- 760	- 760	- 15	0	- 775
- other	0	0	- 1 448	- 1 451	- 5	0	- 1 453
g) accumulated amortization at the end of period	0	2 737	9 453	8 548	84	0	12 274
h) write-downs due to permanent loss of value at the beginning of period	0	0	0	0	0	0	0
- additions	0	0	0	0	0	0	0
- reductions	0	0	0	0	0	0	0
i) write-downs due to permanent loss of value at the end of period	0	0	0	0	0	0	0
j) net value of intangible assets at the end of period	0	0	5 558	2 417	21	0	5 579

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 2A

TANGIBLE FIXED ASSETS	Dec.31, 2004	Dec.31, 2003
a) tangible assets, of which:	**1 125 218**	1 151 757
- land (inclusive of right of perpetual land lease)	**72 574**	76 234
- buildings, premises and land and water engineering structures	**949 430**	961 300
- machinery and technical equipment	**66 219**	75 597
- transportation vehicles	**676**	1 583
- other tangible assets	**36 319**	37 043
b) tangible assets in progress	**7 122**	38 555
c) prepaid tangible assets in progress	**8 626**	890
Total tangible fixed assets	**1 140 966**	1 191 202

ORBIS S.A. SA-R 2004 in thousands of PLN

NOTE 2B

CHANGES IN TANGIBLE FIXED ASSETS - by category	- land (inclusive of right of perpetual land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	76 234	1 398 434	248 955	6 668	132 249	1 862 540
b) additions, of which:	8	37 789	10 435	16	11 821	60 069
- take-over from investments	0	33 814	3 076	0	6 350	43 240
- purchase	0	3 501	5 671	16	3 766	12 954
- revaluation	8	474	1 688	0	1 705	3 875
- other	- 2 593	- 41 953	- 11 993	- 1 660	- 1 401	- 59 600
c) reductions, of which:	- 2 585	- 41 441	- 8 167	- 1 583	- 587	- 54 363
- sale	0	- 33	- 3 518	- 74	- 757	- 4 382
- liquidation	- 8	- 479	- 308	- 3	- 57	- 855
- other	73 649	1 394 270	247 397	5 024	142 669	1 863 009
d) gross value of tangible fixed assets at the end of period	0	425 397	173 033	5 085	95 206	698 721
e) accumulated depreciation at the beginning of period	1 075	15 731	7 101	- 737	11 144	34 314
f) depreciation for the period, of which:	1 075	30 063	16 972	756	12 481	61 347
- annual write-down	0	- 14 330	- 7 819	- 1 446	- 556	- 24 151
- sale	0	- 3	- 3 433	- 44	- 747	- 4 227
- liquidation	0	1	1 381	- 3	- 34	1 345
- other	1 075	441 128	180 134	4 348	106 350	733 035
-	0	11 737	325	0	0	12 062
g) accumulated depreciation at the end of period	0	3 712	924	0	0	4 636
h) write-downs due to permanent loss of value at the beginning of period	1 075	11 737	325	0	0	12 062
- additions	0	3 712	924	0	0	4 636
- reductions	0	- 11 737	- 205	0	0	- 11 942
i) write-downs due to permanent loss of value at the end of period	0	3 712	1 044	0	0	4 756
j) net value of tangible fixed assets at the end of period	72 574	949 430	66 219	676	36 319	1 125 218

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 2C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	Dec.31, 2004	Dec.31, 2003
a) owned	1 052 966	1 076 721
b) used under leasing, rent, tenancy or similar contract, of which:	72 252	75 036
-		
Total balance-sheet tangible fixed assets	1 125 218	1 151 757

NOTE 2D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	Dec.31, 2004	Dec.31, 2003
used under leasing, rent, tenancy or similar contract, of which:	0	0
- value of land used perpetually	0	0
-		
Total off-balance-sheet tangible fixed assets	0	0

NOTE 3A

LONG-TERM RECEIVABLES	Dec.31, 2004	Dec.31, 2003
a) long-term accounts receivable from affiliated companies, of which:	485	727
- from subsidiary companies:	0	0
-		
- from mutually controlled companies:	0	0
-		
- from associated companies:	485	727
- joining a debt	485	727
- from a significant investor:		
-		
- from the parent company:	0	0
-		
b) from other companies:	0	0
-sale of short term investment	0	0
Net long-term receivables	485	727
c) allowances for doubtful accounts	0	0
Gross long-term receivables	485	727

NOTE 3B

CHANGES IN LONG-TERM RECEIVABLES	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	727	1 008
- joining a debt	727	970
-sale of short term investment	0	38
b) additions, of which:	0	0
- *receivables*	*0*	*0*
c) reductions, of which:	- 242	- 281
- transfer into short term receivables	- 242	- 281
d) balance at the end of period	485	727
- joining a debt	485	727

NOTE 3C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES	Dec.31, 2004	Dec.31, 2003
Balance at the beginning of period	0	0
a) additions, of which:	0	0
b) reductions, of which:	0	0
-		
Allowances for doubtful long-term receivables at the end of period	0	0

NOTE 3D

LONG-TERM RECEIVABLES - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	485	727
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term receivables	485	727

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 4A

CHANGES IN REAL ESTATE - by category	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	0	3 879
- perpetual usufruct of land	0	2 179
- buildings	0	1 700
b) additions, of which:	23 380	0
- reclassification to short term investments	14 074	0
- perpetual usufruct of land	8 884	0
- buildings	5 190	0
- wycena do wartości godziwej	9 306	0
- perpetual usufruct of land	9 306	0
c) reductions, of which:	0	3 879
- reclassification to short term investments	0	3 879
- perpetual usufruct of land	0	2 179
- buildings	0	1 700
d) balance at the end of period	23 380	0
- perpetual usufruct of land	18 190	0
- buildings	5 190	0

NOTE 4B

CHANGES IN INTANGIBLE ASSETS - by category	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	0	0
-		
b) additions, of which:	0	0
-		
c) reductions, of which:	0	0
-		
d) real estate at the end of period		
-	0	0

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 4C

LONG-TERM FINANCIAL ASSETS	Dec.31, 2004	Dec.31, 2003
a) *in subsidiary companies*	469 057	465 075
- shares	469 057	465 075
- debt securities	0	0
- other securities - by type	0	0
-		
- loans granted	0	0
- other long-term financial assets - by type	0	0
-		
b) in mutually controlled companies	0	0
- shares	0	0
- debt securities	0	0
- other securities - by type	0	0
-		
- loans granted	0	0
- other long-term financial assets - by type	0	0
-		
c) in associated companies	6 116	5 623
- shares	2 960	3 696
- debt securities		
- other securities - by type		
-		
- loans granted	3 156	1 927
- other long-term financial assets - by type	0	0
-		
d) in a significant investor	0	0
- shares	0	0
- debt securities	0	0
- other securities - by type	0	0
-		
- loans granted	0	0
- other long-term financial assets - by type	0	0
-		
e) in the parent company	0	0
- shares	0	0
- debt securities	0	0
- other securities - by type	0	0
-		
- loans granted	0	0
- other long-term financial assets - by type	0	0
-		
f) in other companies	31	1 306
- shares	0	1 275
- debt securities	0	0
- other securities - by type	31	31
-		
- loans granted	0	0
- other long-term financial assets - by type	0	0
-		
Tptal long-term financial assets	475 204	472 004

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 4D

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD, of which:	Dec.31, 2004	Dec.31, 2003
a) goodwill of subsidiary and associated companies, of which:	0	0
- subsidiary companies		
- mutually controlled companies		
- associated companies		
b) negative goodwill of subsidiary and associated companies, of which:	0	0
- subsidiary companies		
- mutually controlled companies		
- associated companies		

NOTE 4E

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	Dec.31, 2004	Dec.31, 2003
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4F

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	Dec.31, 2004	Dec.31, 2003
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 4G

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	Dec.31, 2004	Dec.31, 2003
a) gross company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross company goodwill at the end of period		
e) company goodwill write-downs at the beginning of period		
f) company goodwill write-downs recorded in the period, of which:		
-		
g) company goodwill write-downs at the end of period		
h) net company goodwill at the end of period	0	0

NOTE 4H

CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES	Dec.31, 2004	Dec.31, 2003
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4I

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED COM	Dec.31, 2004	Dec.31, 2003
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

NOTE 4J

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	Dec.31, 2004	Dec.31, 2003
a) gross negative company goodwill at the beginning of period	0	0
b) increases, of which:		
-		
c) decreases, of which:		
-		
d) gross negative company goodwill at the end of period		
e) negative company goodwill write-downs at the beginning of period		
f) negative company goodwill write-downs recorded in the period, of which:		
-		
g) negative company goodwill write-downs at the end of period		
h) net negative company goodwill at the end of period	0	0

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 4K

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category		Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period		**472 004**	30 933
- shares and other securities		**470 077**	29 045
- long term loans		**1 927**	1 888
b) additions, of which:		**5 780**	441 927
- purchase		**4 007**	441 802
- loans granted		**1 586**	0
- other		**187**	125
c) reductions, of which:		**- 2 580**	- 856
- payment of loans		**0**	0
- sale		**- 25**	0
- impairment in value of investment		**- 2 011**	- 282
- debasement of capital		**0**	- 488
- other		**- 544**	- 86
d) balance at the end of period		**475 204**	472 004
- *shares and other securities*		**472 048**	470 077
- long term loans		**3 156**	1 927

ORBIS S.A. SA-R 2004 in thousands of PLN

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1	Wioska Turyst.Wilkasy	Wilkasy	hotel and rest.	subsidiary	non	1990	2 429	(1 932)	497	100,00	100,00	-
2	Hekon S.A.	Warszawa	hotel and rest.	subsidiary	full	2003	441 041	0	441 041	100,00	100,00	-
3	OrbisTransport Sp.z o.o.W	Warszawa	transportation	subsidiary	full	1993	13 723	0	13 723	98,30	98,30	-
4	PBP"Orbis" Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	13 795	0	13 795	95,08	95,08	-
5	PH Majewicz Sp. z o.o.	Bydgoszcz	real property devel. & administration	affiliate	non	-	2 157	(2 073)	84	49,00	49,00	-
6	Orbis Casino Sp. z o.o.	Warszawa	lotteries	affiliate	equity method	-	1 600	(736)	864	33,33	33,33	-
7	Globis Poznań Sp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	2 000	0	2 000	25,00	25,00	-
8	Globis WrocławSp. z oo	Warszawa	real property devel. & administration	affiliate	non	-	13	0	13	25,00	25,00	-

NOTE 4M

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

No.	a	m							n			o			p	r	s	t
	Name of company	Shareholders' Equity, of which:							Liabilities and reserves on liabilities of which:			Receivables,of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
			Share capital	Not paid-up share capital (negative value)	Reserve capital	Reserve capital, c	Other reserve capital, of which Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
1.	Wioska Turyst.Wilkasy	3 317	1 650	0	781	886	0	-92	1 019	0	65	83	0	83	4 336	1 403	0	0
2.	Hekon S.A.	343 958	300 000	0	4 719	39 239	974	22 247	10 613	0	8 178	5 244	0	5 244	354 571	92 281	0	11 027
3.	OrbisTransport Sp.z o.o.W	42 109	14 429	0	17 700	9 980	203	9 743	67 915	21 203	43 497	23 947	7 694	16 253	110 024	109 991	0	0
4.	PBP"Orbis" Sp. z o.o.	18 754	16 454	0	2 543	-243	-1 775	1 442	31 194	1 312	26 705	18 285	0	18 285	49 948	176 345	0	0
5	PH Majewicz Sp. z o.o.	2 183	2 202	0	454	-473	-594	-141	1 762	484	816	200	0	200	3 945	7 326	0	0
6	Orbis Casino Sp. z o.o.	12 799	4 800	0	3 464	4 535	0	4 131	9 024	0	8 767	1 198	0	1 198	21 823	396 125	0	800
7	Globis Poznań Sp. z oo	8 945	8 000	0	0	945	-5 305	5 652	47 076	43 342	2 971	183	0	183	56 021	3 935	0	0
8	Globis WrocławSp. z oo	-33	50	-50	0	-33	-26	-7	40	0	40	7	0	7	7	0	13	0

ORBIS S.A. SA-R 2004 in thousands of PLN

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (page2)

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or *indication that the* company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / *substantial* influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1	UAB Hekon	Litwa	hotels	subsidiary	full	2003	9 383	0	9 383	100,00	100,00	0
2	Orbis Polish Travel	Nowy Jork	travel office	subsidiary	full	1995	619	-619	0	88,00	88,00	0
3	Inter Bus Sp. z o.o.	Warszawa	transportation	subsidiary	full	1994	18	0	18	70,00	70,00	-
4	Capital Parking	Warszawa	renting	subsidiary	*full*	2002	340	0	340	68,00	68,00	-
5	PKS Tarnobrzeg	Tarnobrzeg	transportation	subsidiary	full	2004	7 280	0	7 280	100,00	100,00	-
6	PKS Gdańsk	Gdańsk	transportation	subsidiary		2004	9 340	0	9 340	100,00	100,00	0
7	AutoOrbisBus Sarl	Paryż		subsidiary		2004	35	0	35	100,00	100,00	-

4

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

No.	a	m	m						n			o			p	r	s	t
	Name of company		Shareholders' Equity, of which:						Liabilities and reserves on liabilities of which:			Receivables,of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for *the last year*
			Share capital	Not paid-up share capital (negative value)	Reserve capital	serve capital, c	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
1.	UAB Hekon	2 671	9 383	0	0	-6 712	-323	-5 763	8 977	6 720	1 704	1 489	0	1 489	11 648	6 169	0	0
2.	Orbis Polish Travel	-1 163	234	0	573	-1 970	-1 968	-2	1 441	1 358	6	109	18	91	278	6 269	0	0
3.	Inter Bus Sp. z o.o.	23	26	0	7	-10	-345	207	916	0	916	592	0	592	939	8 004	0	0
4.	Capital Parking	-1 202	500	0	0	-1 702	-1 613	-89	2 797	0	2 797	658	0	658	1 595	3 746	0	0
5	PKS Tarnobrzeg	6 885	7 280	0	0	-395	0	-395	6 908	1 758	5 150	1 590	0	1 590	13 793	11 677	0	0
6	PKS Gdańsk	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
7	AutoOrbisBus Sarl	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

ORBIS S.A. SA-R 2004 in thousands of PLN

NOTE 4N

No.	a	b	c	d	e		f	g	h	i
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid up by the Company	Dividends received or receivable for the last year
SHARES IN OTHER COMPANIES										
1.	Bank Współpracy Europejskiej S.A.	Warszawa	banking services	0	0	35 187	1,09	1,09	0,00	0,00
2	Polskie Hotele Sp. z o.o. w likwidacji	Warszawa	hotel supplies' services	0	0	125	0,80	0,80	0,00	0,00
3	Rena-Kord S.A. w upadłości	Łódź	production, sale of textiles, industrial articles and agricultural products	0	0	9 468	0,01	0,01	0,00	0,00
4	Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0	0	45 984	0,08	0,08	0,00	0,00
5	PPTE Diament S.A. w likwidacji	Warszawa	employee pension fund	0	0	100	16,00	16,00	0,00	0,00
6	Walewice Sp. z o.o. w likwidacji	Walewice	leisure, trade & foodstuff industry	0	0	10	38,05	14,29	0,00	0,00

NOTE 4O

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	472 048	470 077
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency . / EURO	0	0
in thousands PLN	0	42 500
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total long-term securities, shares and other financial assets	472 048	470 077

NOTE 4P

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	Dec.31, 2004	Dec.31, 2003
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- *revaluation adjustments (for the period)*	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	472 048	470 077
a) shares (balance sheet value)	472 017	470 046
- revaluation adjustments (for the period)	- 2 011	- 282
- value at the beginning of period	470 046	29 014
- value at purchase prices	466 521	473 530
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	31	31
c1. ...	31	31
- revaluation adjustments (for the period)	0	0

- value at the beginning of period	31	31
- value at purchase prices	31	31
...		
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (for the period)	0	0
- value at the beginning of period	0	0
- value at purchase prices	0	0
...		
Total value at purchase prices	466 552	473 561
Total value at the beginning of period	470 077	29 045
Total revaluation adjustments (for the period)	- 2 011	- 282
Total balance sheet value	472 048	470 077

NOTE 4Q

LONG-TERM LOANS GRANTED - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	869	0
b) in foreign currencies (and as restated in PLN)	2 287	1 927
b1. unit / currency thousands / USD	765	524
in thousands PLN	2 287	1 927
b2. unit / currency .... /		
in thousands PLN		
b3. in other foreign currencies as restated in thousands PLN	0	0
Total long-term loans granted	3 156	1 927

NOTE 4R

OTHER LONG-TERM INVESTMENTS - by category	Dec.31, 2004	Dec.31, 2003
-works of art.	635	567
Total other long-term investments	635	567

NOTE 4S

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	567	395
-works of art.	567	395
b) additions, of which:	68	172
-revaluation of fair value	34	162
-other	0	10
c) reductions, of which:	0	0
d) balance at the end of period	635	567
-works of art.	635	567

NOTE 4T

OTHER LONG-TERM INVESTMENTS - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	635	567
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total other long-term investments	635	567

NOTE 5A

CHANGES IN DEFERRED INCOME TAX	Dec.31, 2004	Dec.31, 2003
1. Balance of deferred income tax at the beginning of period, of which:	**11 988**	15 794
a) reflected in financial results	**11 988**	15 794
- tangible fixed assets	**34**	36
- long term investments	**851**	1 490
- short term receivables	**639**	1 008
- short term investments	**251**	232
- long term reserves	**5 940**	9 462
- short term reserves	**2 462**	3 386
- short term liabilities	**1 811**	180
b) reflected in shareholders' equity	**0**	0
-		
c) reflected in in goodwill or negative goodwill	**0**	0
-		
2. Additions	**15 256**	5 788
a) reflected in financial results for the priod due to negative timing differences:	**15 256**	5 788
- negative timing differences	**15 166**	3 827
- tangible fixed assets	**164**	11
- long term investments	**103**	54
- short term receivables	**445**	639
- short term investments	**0**	0
- long term reserves	**352**	411
- short term reserves	**9 128**	901
- long term liabilities	**4 448**	0
- short term liabilities	**526**	1 811
- change of tax ratio	**0**	0
- long term investments	**0**	0
- long term reserves	**0**	0
- others	**90**	1 961
- short term reserves	**90**	1 604
b) reflected in financial results for the priod due to taxation loss:	**0**	0
-		
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0
-		
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0
-		
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0
-		
3. Reductions	**- 4 563**	- 9 594
a) reflected in financial results for the priod due to negative timing differences:	**- 4 563**	- 9 594
- reverse of negative timing differences	**- 4 473**	- 4 592
- tangible fixed assets	**0**	- 3

ORBIS S.A. SAR 2004 in thousands of PLN

- long term investments	0	0
- short term receivables	- 639	- 1 008
- short term investments	0	- 232
- long term reserves	0	0
- short term reserves	- 2 024	- 3 169
- short term liabilities	- 1 810	- 180
- change of tax ratio	0	- 3 041
- tangible fixed assets	0	- 10
- long term investments	0	- 336
-short term investments	0	- 106
- long term reserves	0	- 2 329
- short term reserves	0	- 260
- short term liabilities	0	0
- others	- 90	- 1 961
- long term investments	0	- 357
- long term reserves	- 90	- 1 604
b) reflected in financial results for the priod due to taxation loss:	0	0
-		
c) reflected in shareholders' equity for the priod due to negative timing differences:	0	0
-		
d) reflected in shareholders' equity for the priod due to taxation loss:	0	0
-		
e) reflected in in goodwill or negative goodwill due to negative timing differences:	0	0
-		
4. Total deferred income tax at the end of period, of which:	22 681	11 988
a) reflected in financial results	22 681	11 988
- tangible fixed assets	198	34
- long term investments	954	851
- short term receivables	445	639
- short term investments	251	251
- long term reserves	6 202	5 940
- short term reserves	9 656	2 462
- long term liabilities	4 448	0
- short term liabilities	527	1 811
b) reflected in shareholders' equity	0	0
-		
c) reflected in in goodwill or negative goodwill	0	0

Negative timing differences

	short term	long term		
		2006	2007	next
years				
Assets				
tangible fixed assets	1 044			
long term investments	1 323			5 022
short term receivables	2 343			
short term investments				
Shareholder's equity and liabilities				
long term reserves		6 641	6 441	19 363
long term liabilities				23 410
short term reserves	50 817			
short term liabilities	2 770			

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 5B

OTHER DEFERRED EXPENSES		Dec.31, 2004	Dec.31, 2003
a) deferred expenses, of which:		0	0
-			
b) other deferred assets, of which:		0	0
-cost of shares issue		0	0
- other		0	0
Total other deferred assets		0	0

NOTE 6

INVENTORIES	Dec.31, 2004	Dec.31, 2003
a) raw materials	7 884	9 167
b) work in process	0	0
c) finished products	0	0
d) merchandise	593	651
e) prepaid supplies	32	294
Total inventories	8 509	10 112

NOTE 7A

CURRENT RECEIVABLES	Dec.31, 2004	Dec.31, 2003
a) from affiliated companies	2 699	2 601
- trade accounts receivable, with maturity of:	2 457	2 359
- less than 12 months	2 457	2 359
- over 12 months	0	0
- other	242	242
- receivables in litigation	0	0
b) from subsidiary and associated companies	26 540	32 782
- trade accounts receivable, with maturity of:	11 652	15 573
- less than 12 months	11 636	15 558
- over 12 months	16	15
- taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable	8 684	11 040
- dividends	0	0
- other	6 204	6 169
- receivables in litigation	0	0
Total net current receivables	29 239	35 383
c) allowance for doubtful accounts receivable	2 927	4 206
Total gross current receivables	32 166	39 589

NOTE 7B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	Dec.31, 2004	Dec.31, 2003
a) trade accounts receivable, of which:	2 457	2 359
- from subsidiary companies	2 418	2 359
- from mutually controlled companies	0	0
- from associated companies	39	0
- from a significant investor	0	0
- from the parent company	0	0
b) other receivables, of which:	242	242
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	242	242
- from a significant investor	0	0
- from the parent company	0	0
c) receivables in litigation, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
Total net current receivables from affiliated companies	2 699	2 601
d) allowance for doubtful accounts receivable from affiliated companies	0	0
Total gross current receivables from affiliated companies	2 699	2 601

NOTE 7C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES	Dec.31, 2004	Dec.31, 2003
Balance at the beginning of period	4 206	4 669
a) additions, of which:	715	1 998
- from debtors put into bankrupcy	1	43
- doubtful receivables	315	1 138
- other	399	817
b) reductions, of which:	1 993	2 462
- from debtors put into bankrupcy	93	211
- doubtful receivables	941	981
- other	959	1 270
Allowances for doubtful current receivables at the end of period	2 927	4 206

NOTE 7D

GROSS CURRENT RECEIVABLES - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	30 787	37 762
b) in foreign currencies (and as restated in PLN)	1 379	1 827
b1. unit / currency thousand /USD	15	79
in thousands PLN	44	292
b4. unit / currency thousand /EURO	334	338
in thousands PLN	1 335	1 535
b5. in other foreign currencies as restated in thousands PLN	0	0
Total current receivables	32 166	39 589

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 7E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	Dec.31, 2004	Dec.31, 2003
a) to 1 month	9 665	9 033
b) over 1 month to 3 months	210	247
c) over 3 months to 6 months	23	111
d) over 6 months to 1 year	50	12
e) over 1 year	16	15
f) past-due trade accounts receivable	6 134	11 407
Total trade accounts receivable (gross)	16 098	20 825
g) allowance for doubtful trade accounts receivable	1 989	2 893
Total trade accounts receivable (net)	14 109	17 932

NOTE 7F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	Dec.31, 2004	Dec.31, 2003
a) to 1 month	2 375	4 140
b) over 1 month to 3 months	1 233	3 493
c) over 3 months to 6 months	482	902
d) over 6 months to 1 year	220	824
e) over 1 year	1 824	2 048
Total past-due trade accounts receivable (gross)	6 134	11 407
f) allowance for doubtful past-due trade accounts receivable	1 989	2 893
Total past-due trade accounts receivable (net)	4 145	8 514

NOTE 8

The company makes allowance for all doubtful past due trade accounts receivable and doubtful accounts receivable. Trade accounts receivable should be paid within 1 month.

NOTE 9A

SHORT-TERM FINANCIAL ASSETS	Dec.31, 2004	Dec.31, 2003
a) in subsidiary companies	20 234	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted	20 234	0
- other short-term financial assets - by type		
-		
b) in mutually controlled companies	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
c) in associated companies	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
d) in a significant investor	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		

-		
e) in the parent company	0	0
- shares		
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
f) in other companies	50 392	0
- shares	0	0
- dividends and other shares of profits receivable		
- debt securities		
- other securities - by type		
-		
- loans granted		
- other short-term financial assets - by type		
-		
g) cash and cash equivalents	13 153	30 287
- cash at bank and on hand	11 152	27 722
- other cash	1 996	2 561
- cash equivalents	5	4
Total short-term financial assets	83 779	30 287

NOTE 9B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	50 392	0
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total short-term securities, shares and other financial assets	50 392	0

NOTE 9C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	Dec.31, 2004	Dec.31, 2003
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	0	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		

- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	50 392	0
a) shares (balance sheet value)	0	0
- fair value	0	0
- market value	0	0
- purchase value	505	505
b) bonds (balance sheet value)	50 392	0
- fair value		
- market value	50 392	0
- purchase value	49 887	0
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)		
- fair value		
- market value		
- purchase value		
b) bonds (balance sheet value)		
- fair value		
- market value		
- purchase value		
c) other - by categories (balance sheet value)		
c1. ...		
- fair value		
- market value		
- purchase value		
-		
Total value at purchase prices	50 392	505
Total value at the beginning of period	0	0
Total revaluation adjustments (balance)	505	0
Total balance sheet value	50 392	0

NOTE 9D

SHORT-TERM LOANS GRANTED - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	20 234	0
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total short-term loans granted	20 234	0

NOTE 9E

CASH AND CASH EQUIVALENTS - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	12 959	20 953
b) in foreign currencies (and as restated in PLN)	194	9 334
b1. unit / currency thousand /GBP	0	0
in thousands PLN	0	0
b2. unit / currency thousand /USD	1	555
in thousands PLN	3	2 090
b3. unit / currency thousand /EUR	47	1 544
in thousands PLN	191	7 214
b5. in other foreign currencies as restated in thousands PLN	0	0
in thousands PLN	0	30
Total cash and cash equivalents	13 153	30 287

NOTE 9F

OTHER SHORT-TERM INVESTMENTS - by category	Dec.31, 2004	Dec.31, 2003
-land (perpetual usufruct of land)	394	9 278
-buildings	2 764	7 954
instruments	0	34
Total other short-term investments	3 158	17 266

NOTE 9G

OTHER SHORT-TERM INVESTMENTS - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	3 158	17 266
b) in foreign currencies (and as restated in PLN)	0	0
b1. unit / currency .... /		
in thousands PLN		
b2. unit / currency .... /		
in thousands PLN		
-		
b3. in other foreign currencies as restated in thousands PLN		
Total other short-term investments	3 158	17 266

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 10

SHORT-TERM DEFERRED EXPENSES	Dec.31, 2004	Dec.31, 2003
a) deferred expenses, of which:	1 700	2 987
- payroll expenses	0	0
-finanacial costs	0	0
-operation costs	602	1 941
- cost of insurance	1 036	792
- cost of reconstruction	0	0
-costs of purchase of investments	0	0
-mandatory charge of Social Benefit Fund	0	0
- other	62	254
b) other deferred assets, of which:	0	0
-		
Total short-term deferred assets	1 700	2 987

NOTE 11

In the present reporting period the following write-downs due to permanenet impairment in value of fixed assets were performed:

I/Tangible assetes -3 712 PLN thousand , building of Europejski hotel.
II/Long term financial assets-PLN 1,275 thousand for shares in BWE and PLN 736 thousand for shares in Orbis Casino Sp.z o.o.
III/Short term receivables -data by titles are presented in note 7

NOTE 12

SHARE CAPITAL				Par value on shares =		2,00 PLN		
Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Date of registration	Dividend rights (since)
A	common bear	-	37 500 000	75 000 000	own funds	09.01.1991	09.01.1991	
B	common bear	-	8 523 625	17 047 250	cash	21.04.1998	01.01.1997	
C	common bear	-	53 383	106 766	cash	21.04.1998	01.01.1997	
Total number of shares			46 077 008					
Total share capital				92 154 016				

As of December 31, 2004 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 35,58%, ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny-5,89% , CU OFE BPH CU WBK-5,08%, Globe Trade Centre S.A. - 5%.Information about company's shareholders on the date of submitting the financial report is shown in Note 23 of Additional notes.

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 13A

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

NOTE 13B

ISSUER'S SHARES OWNED BY ITS AFFILIATED COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 14

RESERVE CAPITAL	Dec.31, 2004	Dec.31, 2003
a) additional paid-in capital	132 944	132 944
b) capital established due to legal restrictions	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	512 690	487 273
d) additional capital contributed by shareholders/partners	0	0
e) other - by type	76 400	52 712
-		
Total reserve capital	777 375	728 270

NOTE 15

REVALUATION CAPITAL	Dec.31, 2004	Dec.31, 2003
a) revaluation of tangible assets	255 018	267 659
b) gains / losses on valuation of financial instruments, of which:	0	0
- on valuation of hedging instruments	0	0
c) deferred income tax	- 1 878	- 103
d) foreign exchange differences on foreign divisions	0	0
e) other - by type	9 883	544
- valuation of long term investments	9 883	544
Total reserve capital	263 023	268 100

NOTE 16

OTHER RESERVE CAPITAL - by appropriation	Dec.31, 2004	Dec.31, 2003
- provision for purchase of the right of perpetual usufruct of land acquired from local administawtive authorities	62 410	65 000
Total other reserve capital	62 410	65 000

NOTE 17

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	Dec.31, 2004	Dec.31, 2003
-		
Total net profit write-offs during the financial year	0	0

NOTE 18A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	Dec.31, 2004	Dec.31, 2003
1. Reserve for deferred income tax at the beginning of period, of which:	14 017	15 996
a) reflected in financial results	13 914	15 388
- tangible fixed assets	9 852	10 922
- long term investments	451	459
- short term receivables	124	108
- short term investments	3 288	3 899
- long term liabilities	143	0
- short term liabilities	56	0
b) reflected in shareholders' equity	103	608
- long term investments	103	608
- short term investments	0	0
- short term receivables	0	0
c) reflected in in goodwill or negative goodwill	0	0
2. Additions	12 668	4 085
a) reflected in financial results for the priod due to positive timing differences:	10 893	4 054

ORBIS S.A. SAR 2004 in thousands of PLN

- timing difference from the prior reporting period	8 134	3 595
- tangible fixed assets	1 497	2 600
- long term investments	0	451
- short term receivables	6 516	124
- short term investments	121	221
- long term liabilities	0	143
-short term liabilities	0	56
- change of ratio	0	0
- tangible fixed assets	0	0
- long term investments	0	0
- others	2 759	459
- short term investments	0	459
- short term liabilities	76	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	1 775	31
- change of tax ratio	1 775	31
- long term investments	1 775	31
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0
-		
3. Reductions	- 3 509	- 6 064
a) reflected in financial results for the priod due to positive timing differences:	- 3 509	- 5 528
- reverse of timing differences	- 750	- 725
- tangible fixed assets	- 374	- 617
- short term receivables	- 124	- 108
- short term investments	- 196	0
- short term liabilities	- 56	0
- change of tax ratio	0	- 4 344
- tangible fixed assets	0	- 3 053
- long term investments	0	0
- short term investments	0	- 1 291
- short term liabilities	0	0
- others	- 2 759	- 459
- long term investments	0	- 459
-long term liabilities	- 76	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	0	- 536
- reverse of timing differences	0	- 506
- long term investments	0	- 506
- change of tax ratio	0	- 30
- long term investments	0	- 30
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0
-		
4. Reserve for deferred income tax at the end of period, of which:	23 176	14 017
a) reflected in financial results	21 298	13 914
- tangible fixed assets	10 975	9 852
- long term investments	3 134	451
- short term receivables	6 516	124
- short term investments	530	3 288
- long term liabilities	67	143
- short term liabilities	76	56
b) reflected in shareholders' equity	1 878	103
- long term investments	1 878	103
- short term investments	0	0
- short term receivables	0	0
c) reflected in in goodwill or negative goodwill	0	0

ORBIS S.A. SAR 2004 in thousands of PLN

Positive timing differences - charged to profit and loss account

	short term	long term 2006 year	2007year	next years
Assets				
tangible fixed assets	24 483	2 920	2 920	27 437
long term investments				16 494
short term receivables	1 074			
short term investments	2 791			
long term liabilities	33 321			351
short term liabilities	402			
TOTAL	61 971			50 122

Positive timing differences - charged to reserve capital
Assets

	short term	long term 2006 year	2007 year	next years
Assets				
long term investments				9 883
short term investments				
TOTAL				9 883

NOTE 18B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	31 262	35 046
- reserve for retirement severance payments	5 155	5 632
- reserve for jubilee awards	25 678	29 047
- reserve fordisability payment	429	367
b) additions, of which:	2 253	2 156
- reserve for retirement severance payments	1 334	398
- reserve for jubilee awards	459	1 696
- reserve fordisability payment	60	62
c) reversals, of which:	0	0
- reserve for retirement severance payments	0	0
- reserve for jubilee awards	0	0
d) reverse of provision	0	0
- reserve for retirement severance payments	0	0
e) transfer to short term provisions	- 870	- 5 940
- reserve for retirement severance payments	- 727	- 875
- reserve for jubilee awards	- 143	- 5 065
- reserve fordisability payment	0	0
f) balance at the end of period	32 645	31 262
- reserve for retirement severance payments	5 762	5 155
- reserve for jubilee awards	26 361	25 678
- reserve fordisability payment	522	429

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 18C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	5 858	5 012
- reserve for retirement severance payments	428	378
- reserve for jubilee awards	5 391	4 585
- reserve fordisability payment	39	49
b) additions, of which:	5 449	6 833
-set up a provision	4 579	893
- reserve for retirement severance payments	401	77
- reserve for jubilee awards	4 116	806
- reserve fordisability payment	62	10
- transfer from long term investments	870	5 940
- reserve for retirement severance payments	727	875
- reserve for jubilee awards	143	5 065
c reversals, of which:	- 5 838	- 5 987
- reserve for retirement severance payments	- 674	- 902
- reserve for jubilee awards	- 5 146	- 5 065
- reserve fordisability payment	- 18	- 20
d reverse a provision	- 542	0
- reserve for retirement severance payments	- 542	0
- reserve for jubilee awards	0	0
- transfer to long term investments	- 400	0
- reserve fordisability payment	- 33	0
e) balance at the end of period	4 527	5 858
- reserve for retirement severance payments	340	428
- reserve for jubilee awards	4 137	5 391
- reserve fordisability payment	50	39

NOTE 18D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	20 280	19 090
- liability towards Varimpex - leases	20 280	19 090
b) additions, of which:	0	1 190
- liability towards Varimpex - leases	0	1 190
c) applications, of which:	0	0
-		
d) transfer to short term provisions	0	0
e) balance at the end of period	0	20 280
- leases liabilities towards Varimpex	0	20 280

NOTE 18E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	Dec.31, 2004	Dec.31, 2003
a) balance at the beginning of period	4 522	263
- reserve for liabilities from litigations in courts of law	4 522	263
b) additions, of which:	32 792	5 840
- reserve for liabilities from litigations in courts of law	29 822	5 840
- reserve for restructuring costs	2 970	0
c) reversals, of which:	0	- 33
- reserve for liabilities from litigations in courts of law	0	- 33
d) rozwiązanie	- 267	- 1 548
- reserve for liabilities from litigations in courts of law	- 267	- 1 548
d) balance at the end of period	37 047	4 522
- reserve for liabilities from litigations in courts of law	34 077	4 522
- reserve for restructuring costs	2 970	0

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 19A

LONG-TERM LIABILITIES	Dec.31, 2004	Dec.31, 2003
a) to subsidiary companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
b) to mutually controlled companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
c) to associated companies	0	0
- credits and loans	0	0
- long-term notes payable issued		
- other financial liabilities, of which:		
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
d) to a significant investor	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to the parent company	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- other financial liabilities, of which:	0	0
-		
- financial leasing commitments	0	0
- other liabilities, by type:	0	0
-		
e) to other companies	278 985	314 759
- credits and loans	255 575	302 648
- long-term notes payable issued	0	0
- other financial liabilities, of which:	23 410	12 111
-		
- financial leasing commitments	23 410	0
- other liabilities, by type:	0	0
-		
Total long-term liabilities	**278 985**	**314 759**

NOTE 19B

LONG-TERM LIABILITIES - by maturity	Dec.31, 2004	Dec.31, 2003
a) over 1 to 3 years	278 985	192 833
b) over 3 to 5 years	0	121 926
c) over 5 years	0	0
Total long-term liabilities	**278 985**	314 759

NOTE 19C

LONG-TERM LIABILITIES - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	24 349	15 965
b) in foreign currencies (and as restated in PLN)	254 636	298 794
b1. unit / currency .thousands. / .EUR	62 426	62 426
in thousands PLN	254 636	298 794
b2. unit / currency .... /		
in thousands PLN		
-		
b3. *in other foreign currencies as restated in thousands PLN*		
Total long-term liabilities	**278 985**	**314 759**

ORBIS S.A. SA-R 2004 in thousands of PLN

NOTE 19D

LONG-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202	0	1 992	0	15% per annum	2007.10.07	blank bill of exchange, mortgage to secure	-
Konsorcjum Banków	Londyn	198 647	48 700 EUR	199 539	48 892 EUR	Euribor + margin and obligatory costs	2008.01.15	mortgage to secure future claims established in respect of the hotels:Novotel Centrum Poznań,Novotel Airport,Sofitel Victoria Warszawa and Hekon Guarantee for tranche A)	-
ACCOR loan (within a framework of purchase HEKON -Hotele Ekonomiczne))	Warszawa	55 990	13 726 EUR	56 298	14 025 EUR	Euribor + margin and obligatory costs	2008.10.31	without additional securities	-

*/in the notes concerning long and short - term liabilities the amount of credit is reduced by the cost of credit in the amount of PLN 754 thousand ,which are recognissed over the credit period.

NOTE 19E

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 20A

CURRENT LIABILITIES	Dec.31, 2004	Dec.31, 2003
a) to subsidiary companies	111 236	110 976
- credits and loans	0	0
- long-term notes payable issued	0	0
- issue of debt securities	110 961	110 670
- dividends	0	0
- other financial liabilities, of which:	0	25
- payment for shares acquired	0	25
- trade liabilities, by maturity:	275	281
- up to 12 months	275	281
- over 12 months	0	0
- trade prepayments received	0	0
- promissory notes payable	0	0
- other	0	0
b) to mutually controlled companies	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- issue of debt securities	0	0
- dividends		
- other financial liabilities, of which:		
- trade liabilities, by maturity:	0	0
- up to 12 months	0	0
- over 12 months	0	0
- trade prepayments received	0	0
- promissory notes payable	0	0
- other	0	0
c) to associated companies	13	13
- credits and loans	0	0
- long-term notes payable issued	0	0
- issue of debt securities	0	0
- dividends	0	0
- other financial liabilities, of which:	13	13
- payment for shares acquired	13	13
- trade accounts payable	0	0
- to 12 months	0	0
- over 12 months	0	0
- trade prepayments received	0	0
- promissory notes payable	0	0
- other	0	0
d) to a significant investor	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0
- issue of debt securities	0	0
- dividends	0	0
- other financial liabilities, of which:	0	0
- trade accounts payable	0	0
- to 12 months	0	0
- over 12 months	0	0
- trade prepayments received	0	0
- promissory notes payable	0	0
- other	0	0
-		
e) to the parent company	0	0
- credits and loans	0	0
- long-term notes payable issued	0	0

- issue of debt securities	0	0
- dividends		
- other financial liabilities, of which:	0	0
- trade accounts payable	0	0
- to 12 months	0	0
- over 12 months	0	0
- trade prepayments received	0	0
- promissory notes payable	0	0
- other	0	0
f) to other companies	39 421	60 648
- credits and loans	1 500	4 580
- long-term notes payable issued	1 500	4 580
- issue of debt securities	0	0
- dividends	0	0
- other financial liabilities, of which:	0	12 111
- trade accounts receivable, with maturity of:	22 219	24 448
- less than 12 months	22 219	24 448
- over 12 months	0	0
- trade prepayments received	433	2 568
- promissory notes payable	0	0
- taxes, import tariffs and other	9 921	9 603
- salaries and wages payable	1 632	1 866
- other	3 716	5 472
- special funds	6 510	7 427
-Company Social Fund	6 493	7 409
- other	17	18
Total current liabilities	**157 180**	179 064

NOTE 20B

CURRENT LIABILITIES - by currency	Dec.31, 2004	Dec.31, 2003
a) in Polish currency (PLN)	156 211	177 680
b) in foreign currencies (and as restated in PLN)	969	1 384
b1. unit / currency thousand /USD	75	71
in thousands PLN	224	270
b2. unit / currency thousand /EUR	183	233
in thousands PLN	745	1 112
b3. in other foreign currencies as restated in thousands PLN	0	2
Total current liabilities	**157 180**	179 064

NOTE 20C

SHORT-TERM BANK CREDITS AND LOANS									
Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-

NOTE 20D

COMMERCIAL PAPERS PAYABLE							
Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
Bonds for Hekon Hotele Ekonomiczne S.A.	109 620	3MWIBOR +marża	28.10.2005	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 21A

CHANGES IN NEGATIVE GOODWILL	Dec.31, 2004	Dec.31, 2003
Balance at the beginning of period	0	0
a) increases, of which:	0	0
-		
b) decreases, of which:	0	0
-		
Negative goodwill at the end of period	0	0

NOTE 21B

ACCRUED EXPENSES AND DEFERRED INCOME	Dec.31, 2004	Dec.31, 2003
a) accrued expenses, of which:	9 392	7 104
- long-term accruals:	0	0
- short-term accruals:	9 392	7 104
- reserve for liabilities towards employees	3 508	2 826
- reserve for franchising fees	0	57
- reserves for taxes, import tariffs and other	4 066	2 924
- reserve for the costs of branch liquidation	0	74
- reserve for the costs of services purchased	1 582	933
- reserve for the commissions of travel agents	216	273
-other	20	17
b) deferred income, of which:	8 576	6 056
- long-term accruals:	0	144
- short-term accruals:	8 576	5 912
- trade prepayments	8 495	5 739
- other	81	173
Total accrued expenses and deferred income	17 968	13 160

NOTE 22

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

ORBIS S.A. SAR 2004 in thousands of PLN

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 23A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to	Dec.31, 2004	Dec.31, 2003
a) guarantees received, of which:	0	0
- from subsidiary companies		
- from mutually controlled companies		
- from associated companies		
- from a significant investor		
- from the parent company		
b) other (due to)	0	0
-		
- of which from subsidiary companies		
- of which from mutually controlled companies		
- of which from associated companies		
- of which from a significant investor		
- of which from the parent company		
-		
- of which from subsidiary companies		
- of which from mutually controlled companies		
- of which from associated companies		
- of which from a significant investor		
- of which from the parent company		
-		
Total contingent receivables from affiliated companies	0	0

NOTE 23B

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	Dec.31, 2004	Dec.31, 2003
a) guarantees extended, of which:	5 460	4 438
- to subsidiary companies		
- to mutually controlled companies		
- to associated companies	5 460	4 438
- to a significant investor		
- to the parent company		
b) other (due to)	0	0
-		
- of which to subsidiary companies		
- of which to mutually controlled companies		
- of which to associated companies		
- of which to a significant investor		
- of which to the parent company		
-		
- of which to subsidiary companies		
- of which to mutually controlled companies		
- of which to associated companies		
- of which to a significant investor		
- of which to the parent company		
-		
Total contingent liabilities to affiliated companies	5 460	4 438

ORBIS S.A. SAR 2004 in thousands of PLN

NOTES TO PROFIT AND LOSS ACCOUNT

NOTE 24A

NET SALES OF PRODUCTS - by class of business	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
hotel and ancillary services	390 952	391 562
- of which to affiliated companies	19 394	22 493
food and beverages	139 963	136 468
- of which to affiliated companies	3 091	3 609
lease of presmiese	25 852	26 240
- of which to affiliated companies	5 714	3 781
other	17 068	15 958
- of which to affiliated companies	9 194	3 377
Total net sales of products	573 835	570 228
- of which to affiliated companies	37 393	33 260

NOTE 24B

NET SALES OF PRODUCTS - by geographic area	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) domestic sales	573 835	570 228
- of which to affiliated companies	37 393	33 260
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of products	573 835	570 228
- of which from affiliated companies	37 393	33 260

NOTE 25A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
sales of merchandise	4 077	4 407
- of which to affiliated companies	0	0
sales of raw materials	180	482
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	4 257	4 889
- of which to affiliated companies	0	0

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 25B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) domestic sales	4 257	4 889
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
- of which to affiliated companies	0	0
-		
Total net sales of merchandise and raw materials	4 257	4 889
- of which from affiliated companies	0	0

NOTE 26

EXPENSES - by type	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) amortization and depreciation	62 752	50 862
b) raw materials and energy used	102 072	99 309
c) third party work	116 718	112 882
d) taxes and charges	25 368	25 318
e) salaries and wages	162 859	168 273
f) social security and other employee benefits	41 054	44 321
g) other expenses:	15 316	15 965
- VAT	328	492
- business travel	1 620	1 968
- insurance premium	1 995	1 906
Total expenses by type	526 140	516 930
Changes in inventories, products and deferred expenses	0	0
Cost of work and services for own needs (negative value)	0	0
Distribution expenses (negative value)	- 39 549	- 38 728
General administrative expenses (negative value)	- 87 982	- 81 058
Cost of products sold	398 609	397 144

NOTE 27

OTHER OPERATING INCOME	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) provisions cancelled, of which:	21 557	1 200
- liabilities due to employees	1 010	1 200
-Varimpex leasing	20 280	0
- other	267	0
b) other, of which:	7 820	8 391
- profit from non-financial investments	1 841	1 746
-withdrawal of revaluation write-offs	14	1 211
- indemnities received	426	578
- trademark licence fees	2 266	2 369
- donations received	29	160
- return of tax payment	937	35
- return wages of apprentices	213	399
- other	2 094	1 893
Total other operating income	29 377	9 591

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 28

OTHER OPERATING EXPENSES	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) provisions established, of which:	40 305	5 735
- future claims of lessor	0	1 190
- liabilities due to employees	6 433	4 424
- for possible risks and costs od restructuring	33 872	0
- other liabilities	0	121
b) other, of which:	12 443	11 454
- cost of non-financial long term investments	928	953
- positive goodwill depreciation	0	456
- donations	486	420
- trademark costs	5	71
- costs of assets disposal	5 268	53
- fines, penalties paid	66	133
- employment restructuring costs	4 569	8 070
-administration costs of Sofitel	222	0
- other	679	973
Total other operating expenses	52 748	17 189

NOTE 29A

FINANCIAL INCOME ON DIVIDENDS	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) from affiliated companies, of which:	11 827	1 566
- from subsidiary companies	11 027	0
- from mutually controlled companies	0	0
- from associated companies	800	1 566
- from a significant investor	0	0
- from the parent company	0	0
-from others	0	0
b) from other companies	0	0
Total financial income from dividends	11 827	1 566

NOTE 29B

FINANCIAL INCOME ON INTEREST RECEIVABLE	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) interest on loans granted	456	0
- from affiliated companies, of which:	456	0
- from subsidiary companies	234	0
- from mutually controlled companies	0	0
- from associated companies	222	0
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	0	0
b) other interest	5	38
- from affiliated companies, of which:	0	38
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	38
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	5	0
c) interest received	673	2 202
c) interest not received	6	169
Total financial income on interest receivable	1 140	2 409

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 29C

OTHER FINANCIAL INCOME	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) gain on foreign exchange differences	40 074	0
- realized	- 594	0
- unrealized	40 668	0
b) reserves cancelled, of which:	0	0
c) other, of which:	724	1 483
- foreign currency cashier outlets	687	1 465
- other	37	18
Total other financial income	40 798	1 483

NOTE 30A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) interest on credits and loans contracted	15 030	2 524
- for affiliated companies, of which:	6 728	0
- for subsidiary companies	6 728	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	8 302	2 524
b) other interest	245	929
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	245	929
Total financial expenses due to interest payable	15 275	3 453

NOTE 30B

OTHER FINANCIAL EXPENSES	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) loss on foreign exchange differences	0	7 855
- realized	0	321
- unrealized	0	7 534
b) reserves cancelled, of which:	0	0
-		
c) other, of which:	27 242	949
- deffered costs of organisation and expansion	0	812
- valuation of financial instruments	23 410	0
- provison payed	3 536	0
- other	296	137
Total other financial expenses	27 242	8 804

NOTE 31

K ORBIS S.A. Prepares consolidated financial statements.

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 32

EXTRAORDINARY GAINS	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) windfall gains	0	63
b) other extraordinary income, of which:	0	0
-		
Total extraordinary gains	0	63

NOTE 33

EXTRAORDINARY LOSSES	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
a) casualty losses	0	58
b) other extraordinary expenses	0	0
-		
Total extraordinary losses	0	58

NOTE 34A

CURRENT CORPORATE INCOME TAX	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
1. Profit (loss) before taxation	54 601	64 047
2. Differences between profit (loss) before taxation and income tax basis, of which:	- 6 784	- 166
- permanent	- 23 685	4 748
- timing	16 901	- 4 914
3. Income tax basis	47 817	63 881
4. Corporate income tax at .... % rate	9 085	17 248
5. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	0	- 235
6. Current corporate income tax as stated in the taxation statement for the period, of which:	9 085	17 013
- disclosed in the profit and loss account	9 085	17 248
- referring to items that decreased or incrased the shareholders' equity	0	0
- referring to items that decreased or incrased the goodwill or negative goodwill	0	0

NOTE 34B

DEFERRED CORPORATE INCOME TAX	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
- decrease (increase) due to occurrence or reversal of timing differences	- 3 309	3 638
- decrease (increase) due to change of taxation rates	0	- 1 305
- decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods	0	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	0	0
- other components of deferred income tax, of which:	0	0
-		
Total deferred income tax	- 3 309	2 333

ORBIS S.A. SAR 2004 in thousands of PLN

NOTE 34C

TOTAL AMOUNT OF DEFERRED INCOME TAX	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
- included in the shareholders' equity	- 1 775	- 505
- included in the goodwill or negative goodwill	0	0

NOTE 34D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT referring to	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
- abandoned business activities	0	0
- result of extraordinary items	0	1

NOTE 35

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 36

SHARE IN NET PROFITS (LOSSES) OF SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD	12 months ended Dec.31, 2004	12 months ended Dec.31, 2003
- write-down from goodwill of subsidiary and associated companies		
- write-down from negative goodwill of subsidiary and associated companies	0	0
- write-down of difference the valuation of net assets		

Nota 37

The decision of General Assembly of Orbis S.A. Shareholders apportioned the net profit generated during the financial year ended December 31,2003 to:
-the dividend in the amount of PLN 15,666,182.72 (34 Grosze per share)
- the reserve capital in the amount of PLN 28,799,942.80

Nota 38

Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

ORBIS S.A. SAR 2004 in thousands of PLN

NOTES TO CASH FLOW SATEMENT

K Structure of cash and cash equivalents as of 31.12.2004

	31.12.2004	31.12.2003
Cahs, of which :	11 152	27 722
- on hand	544	901
- in the bank	5 268	19 591
- deposit account	5 340	7 230
Cash equivalents, of which :	1 996	2 561
- cash in transit	396	482
- Social security fund	1 600	2 079
other financial assets	5	4
TOTAL	13 153	30 287

The change in provisions, deferred assets and accrued expenses presented in cash flow statement equals the change in balance sheet.

Change in receivables	
change in balance sheet	6 386
tax receivable to be settled with income tax	2 247
others	(250)
	8 383
Change in cash flow statement	
Change in shot term liabilities	
change in balance sheet	(18 805)
purchase of financial fixed asstes	12 136
others	(291)
	(6 960)
Change in cash flow statement	
change in provisions	
change in balance sheet	21 455
provision for deferred income tax in equity	1 773
change in accured expenses	19 682
change in balance sheet	
change of presentation	(4 597)
	(1 669)
Change in cash flow statement	(6 266)

Other adjustments of net profit in cash flow statement for operating activities include:

- revaluation of financial instruments	23 409
- allowances of financial assets	1 160
others	(167)
TOTAL	26 413

ORBIS
GRUPA HOTELOWA

Additional notes

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Additional Notes

Note No 1. Information concerning financial instruments

1.1. Financial instruments per categories and balance sheet items

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 12-month period ending on December 31, 2004 are presented in the chart below:

FINANCIAL INSTRUMENTS – changes broken down into categories, in PLN '000						
		Tradable financial assets A	Tradable financial liabilities B	Loans granted and receivables C	Financial assets held to maturity D	Financial assets held for sale E
1.	**Opening balance**	-	-	**1,927**	-	**1,275**
2.	**Additions**	**609,836**	**23,410**	**22,007**	-	-
	- purchase	609,331	-	-	-	-
	- interest	-	-	421	-	-
	- granting	-	-	21,586	-	-
	- positive exchange rate differences	-	-	-	-	-
	- valuation	505	23,410	-	-	-
3.	**Deductions**	**559,444**	-	**-544**	-	**- 1,275**
	- negative exchange rate differences	-	-	-544	-	-
	- sale	559,444	-	-	-	-
	- valuation	-	-	-	-	-1,275
4.	**Closing balance**	**50,392**	**23,410**	**23,390**	-	-

1.2. Information concerning financial instruments in the Company

1.2.1. a) Brief characteristics of financial instruments

A. Tradable financial assets

A.1 Securities acquired by the Company for the purposes of deriving economic benefits arising out of short-term changes in prices as well as derivative instruments with a positive fair value are classified as **tradable financial assets**. Those instruments have been appraised as at the balance sheet day in fair value and include bonds amounting to PLN 34,741 thousand and deposit certificates amounting to PLN 15,651 thousand.

A.2 Derivative instruments incorporated into agreements

The methods of valuation and presentation of instruments incorporated into agreements adopted by the Company comply with the Regulation of the Minister of Finance dated December 12, 2001, concerning the methods of reporting, methods of valuation, scope of disclosure and manner of presentation of financial instruments. The Company analyzed its assets and liabilities in order to identify derivative instruments incorporated into agreements. The value of identified financial instruments incorporated into contracts, where payments are denominated in or tied to a currency other than that of the Company or the other party to the contract or contracts executed in a currency other than that usually applied in a given type of a contract, is insignificant from the point of view of discharging of the duty of fair and transparent presentation in the financial standing and property possessed by the Company as well as its financial results.

B. Tradable financial liabilities

The Company holds three cross-currency interest rate SWAP instruments, acquired as an economic hedge against forex rate risk and change in the forex risk profile in respect of a credit taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual amounts of credit depreciation. Hedged amount totals EUR 38,700 thousand. The initial transaction value equaled zero. The exchange of interest payments is effected on scheduled dates of payment of interest on hedged credit, while the final exchange of principal on credit takes place on depreciation dates. The Company does not apply hedge accounting. As at the balance sheet date, the fair value of derivative instruments amount to minus 23,410 thousand.

C. Loans granted and receivables

Under the balance sheet item "long-term investments", the Company reports long-term loans given to Globis Poznań Sp. z o.o. (associated entity).

- a loan dated August 30, 2001, amounting to USD 450,000 – equivalent to PLN 1,904 thousand, converted according to the rate of exchange of 4.2317 as of the date of payment and of 1,346 thousand according to the average exchange rate quoted by the National Bank of Poland as at the balance date, i.e. PLN 2.9904.
- a loan dated February 11, 2004, amounting to USD 200,000 - equivalent of PLN 756 thousand, converted according to the rate of exchange of 3.7801 as of the date of payment and of 598 thousand according to the average exchange rate quoted by the National Bank of Poland as at the balance date, i.e. PLN 2.9904.
- a loan dated March 10, 2004 amounting to PLN 830 thousand.

As at the balance sheet date, the amount of loans totals PLN 3,156 thousand (the principal amount of the loan: PLN 2,774 thousand, interest of PLN 382 thousand). As at the balance sheet day translating differences from the abovementioned loans granted in foreign currency amounted to PLN 544 thousand (negative differences). The loans are to be repaid on August 30, 2009.

A short-term loan for a subsidiary company Orbis Transport Sp. z o.o. in the amount of PLN 20,000 thousand is reported under the "short-term investments" item of the balance sheet. As at the balance sheet date, the interest on that loan amounted to PLN 234 thousand. The date of loan repayment falls on November 3, 2005.

D. Financial assets held to maturity

The Company does not hold any financial assets held to maturity.

E. Financial assets held for sale

Financial assets held for sale include shares and interests in other companies. As of the balance sheet date, this category includes interest in the following companies: Bank Współpracy Europejskiej S.A., Polskie hotele Sp. z o.o in liquidation, Rena-Kord S.A. in bankruptcy, Tarpan Sp. z o.o. in liquidation, PPTE Diament S.A. in liquidation, Walewice Sp. z o.o. in liquidation, Polorbis Reiseunternehmen GmbH in Köln in liquidation. Due to the lack of possibility of their valuation in fair value, those instruments have been appraised at acquisition cost less impairment loss. Owing to the fact that the said interest are fully written-off, their balance-sheet value equals zero.

1.2.1 b) Applicable valuation methods

The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the well known estimation methods.

1.2.1 c) Method of reporting the results of revaluation of financial assets belonging to the category of assets held for sale

Financial assets held for sale are valued as of the balance sheet date according to their fair value. The results of revaluation of those financial assets are posted to the profit and loss account.

1.2.1. d) Principles of reporting financial instruments purchased at regulated market in accounting books

In its accounting books, Orbis S.A. reports financial instruments purchased on a regulated market as of the date of executing the agreement concerning purchase of a given asset. In 2004 the company did not purchased any financial instruments on the regulated market.

1.2.1. e) Information concerning the interest rate burden

Orbis S.A. is exposed to the risk of fluctuation of short-term interest rates on variable-rate debt as well as to the risk of changes in the long-term interest rates in case of incurring a new debt or refinancing the existing debt.

The Company is not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.

Detailed information available under section.1.2.10.

1.2.1 f) Credit risk

Orbis S.A. recognizes three areas of credit risk to which is might be exposed:

- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of hedging agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by Orbis S.A. in 2004, the most fundamental risks are related to the Company's customer creditworthiness. In order to eliminate as far as possible the negative effects, Orbis S.A. monitors their business partners in terms of their creditworthiness and conveys information concerning potential threats to its branches.

Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall trade volume, there is no need to apply special collaterals or securities in transactions.

1.2.2 Information concerning financial assets held for sale or tradable financial assets, valued at adjusted purchase price

Information on the valuation of financial assets held for sale is given under section 1.2.1.a). Orbis S.A. holds no tradable financial assets valued at adjusted purchase price.

1.2.3 Financial assets and liabilities valued otherwise than at fair value

Orbis S.A. holds no financial assets or liabilities, that the Company indicated in point 1.1, valued otherwise than at fair value, except for the interest in other companies classified as held for sale. The information on the balance sheet value of the said interests and impairment write-offs are presented in note 1.2.6.

1.2.4 Agreements converting financial assets into securities or buy-back contracts

In 2004, Orbis S.A. did not enter into buy-back contracts or agreements which would result in conversion of financial assets into securities. No assets were withdrawn from the accounting books.

1.2.5 Change in the valuation of financial assets

There has not been any change of valuation methods as compared to the prior year. In 2004 there did not occur any cases in which financial assets valued at fair value would be reclassified to the assets valued at adjusted purchase price.

1.2.6 Information concerning revaluation write-offs for a permanent impairment of financial assets

In the current reporting period, the Company made a revaluation write-off for a permanent impairment of financial assets held for sale indicated in point 1.1 in respect of the company Bank Współpracy Europejskiej S.A. in the amount of PLN 1,275 thousand. In the past reporting periods, the following write-offs for a permanent impairment in this assets category were made:

Polskie hotele Sp. z o.o in liquidation	PLN 1 thousand,
Rena-Kord S.A.	PLN 1 thousand,
Tarpan Sp. z o.o. in liquidation	PLN 36 thousand,
PPTE Diament S.A. in liquidation	PLN 432 thousand,
Walewice Sp. z o.o. in liquidation	PLN 4 thousand,
Polorbis Köln, for an amount of	PLN 505 thousand.
Wioska Turystyczna Wilkasy Sp. z o.o.	PLN 1,932 thousand
P.H. Majewicz Sp. z o.o.	PLN 1,078 thousand

1.2.7 Information concerning interest income on debt financial instruments, loans granted and receivables

Since Orbis S.A. granted loans which now fall into a category "loans granted and receivables", during the current reporting period, Orbis S.A. reported the following amounts of interest income.

Item description	Interest accrued and realized	Interest accrued and unrealized		
		up to 3 months	from 3 to 12 months	over 12 months
Loans granted and receivables	-	-	234	187

1.2.8 Revalued unrealized interest on loans granted and receivables

Orbis S.A. did not make any revaluation write-offs for a permanent impairment of unrealized interest on loans granted and on receivables.

1.2.9 Information concerning costs of interest on financial debt in PLN '000

Item description	Interest accrued and realized	Interest accrued and unrealized		
		up to 3 months	from 3 to 12 months	over 12 months
Long term loans and credits, including debt in the repayment period	7 318	-	1 257	-
Liabilities due to bond issuance	5 387	1 341	-	-

1.2.10 Managing risk in the controlling company

The main risk areas to which Orbis S.A. is exposed are: the risk of foreign exchange rate fluctuation and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and at securing cash flows.
The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active management of risk as well as evaluation and monitoring the costs of Company's debt.
Exposure to additional risk unrelated with the accepted business activity is deemed improper.
The policy and risk management strategy is determined and monitored by the Management Board.
Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

Foreign currency risk
The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:
- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN).

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of curbing the risk.

The Company does not use financial instruments for speculative purposes.

Interest rate risk
As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of ½ of the refinancing credit rate, Orbis S.A. did not apply any hedging against interest rate risk in 2004.
In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minim scale of risk, the Risk Committee made a decision to apply a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit facility.

Orbis S.A. does not have any shares in net assets of foreign companies.

1.2.11 Hedging a planned transaction or foreseeable future liability
In 2004, Orbis S.A. did not hedge any planned transaction or foreseeable future liability.

1.2.12 Appropriation of profits or losses from revaluation of instruments to hedge cash flows to revaluation reserve
In 2004, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred. The Company does not apply hedge accounting.

Note No 2. Off-balance sheet figures, particularly contingent liabilities, including guarantees and sureties granted by the company (including bills and exchange) with specification of those granted to group companies

Contingent liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and associated companies.

No	Beneficiary	2004 PLN '000	2003 PLN '000	Description
1.	„Orbis" Casino Warszawa	1 959 589.20	938 000,00	Surety till April 13, 2007.
2.	„Orbis" Casino Warszawa	1 500 000.00	1 500 000.00	Surety till June 30, 2006.
3.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00	2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**	**5 459 589.20**	**4 438 000.00**	
	- to subsidiaries	0.00	0.00	
	- to associated companies	5 459 589,20	4 438 000.00	

Security on the Company's assets as collateral for credit facilities and loans

1. under a loan granted by the Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank sola bill of exchange and fixed-cap mortgage on the following hotel properties: Solny in Kołobrzeg and Francuski in Kraków;
2. under a loan granted by the Ministry of Finance (loan agreement no Min.Fin-I/94) – fixed-cap mortgage established on the following hotel property: Sofitel in Kraków, replacement of the mortgage planned in connection with the sale of the hotel and earlier repayment of the loan;
3. under a loan granted by a bank syndicate – guarantee of HEKON Hotele Ekonomiczne S.A. for Tranche A and fixed-cap mortgages established on the following three hotel properties: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa.

Security on the Company's assets other than collateral for credit facilities and loans

A fixed-cap mortgage was established on the real property of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 35 million as a security against the claims of Warimpex Leasing AG with its registered address in Vienna for tax liabilities foreseeable in accordance with the Polish law and related to the exercise of leasing agreements, transfer of the titles to perpetual usufruct of land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of the titles to perpetual usufruct of land and transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra.

In connection with the limitation of claims of Warimpex-Leasing A.G., Orbis S.A. will take action aimed at the removal of the above mentioned fixed-cap mortgage from the land and mortgage register.

Note No 3. Information concerning liabilities to the state budget or units of territorial self-government as a result of acquisition of the ownership title to buildings and constructions

The Company does not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4. Information on income, expenses and results of activities abandoned during a given period or intended to be abandoned

The Company did not cease any of its business operations in 2004.

Note No 5. Cost of manufacturing work in progress and fixed assets for the company's own use

No costs related to work in progress or assets created for the purpose of the Company's business were incurred in 2004.

Note No 6. Capital expenditure

The value of capital expenditure projected in the budget for the year 2004 amounted to PLN 76,657 thousand. The amount actually invested totaled PLN 40,487.5 thousand, i.e. 52.8%. In 2005 the Company plans to incur the investment outlays in the amount of PLN 97,030.1 thousand.

Note No 7.1. Information on transactions with group companies

During the period to which the financial statements relate, Orbis S.A. sold the title to perpetual usufruct land and to buildings and constructions developed thereon to which this title relates, to a subsidiary company Orbis Transport Sp. z o.o.. The selling price was determined at PLN 7,200 thousand. Orbis S.A. generated a profit of PLN 4,784 thousand on that transaction.

On October 29, 2004, Hekon Hotele Ekonomiczne S.A., the issuer's subsidiary company, acquired 109,619,868 bonds of the II series with a nominal value of PLN 1 each (the average unit acquisition price), issued by Orbis S.A. under the Securities Act of June 29, 1995. The reason and purpose of the issue and acquisition of the issuer's bonds by a subsidiary company was to mutually deduct liabilities between Orbis S.A. and Hekon Hotele Ekonomiczne S.A. resulting from redemption of 1-Y bonds of the I series issued in the last quarter of 2003 within the framework of non-cash settlement of part of transaction of acquisition of Hekon Hotele Ekonomiczne S.A.

The Company did not enter into any transactions with group entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

Note No 7.2. Information concerning direct subsidiaries, affiliates and associated companies

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis Sp. z o.o.	3	2	3	0
ORBIS Transport Sp. z o.o.	3	2	1	0
Wioska Turystyczna WILKASY Sp. z o.o.	3	3	3	3
HEKON Hotele Ekonomiczne S.A.	3	3	2	2
Associated companies:				
ORBIS CASINO Sp. z o.o.	6	2	3	1
Globis Poznań Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	2	0
PH Majewicz Sp. z o.o.	4	2	3	1
Minority holdings:				
BWE S.A.	6	0	3	0
PPTE DIAMENT S.A. in liquidation	5	1	1 liquidator	0
Polskie Hotele Sp. z o.o. in liquidation	0	0	1 liquidator	0
Rena Kord S.A. in bankruptcy	0	0	1 receiver in bankruptcy	0
TARPAN Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice Sp. z o.o. in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and group companies, in PLN thousand:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other group companies	Group companies - total
Receivables and short-term financial assets					
Trade receivables	1 060	166	1 189	41	**2 456**
Other receivables and short-term financial assets	0	0	20 234	242	**20 476**
Total	**1 060**	**166**	**21 423**	**283**	**22 932**
Liabilities					
Trade liabilities	0	74	199	0	**273**
Other liabilities	110 961	0	0	13	**110 974**
Total	**110 961**	**74**	**199**	**13**	**111 247**

Expenses and income from internal transactions between Orbis S.A. and group companies, in PLN thousand:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other group companies	Group companies – total
Sales					
Room department	30	18 907	18	439	19 394
Food & beverage department	14	2 651	16	410	3 091
Rentals	27	322	1 547	3 818	5 714

Other	1 067	2 619	749	4 759	9 194
Total income	**1 138**	**24 499**	**2 330**	**9 426**	**37 393**
Costs of sales					
Total expenses	**193**	**619**	**1 403**	**7 131**	**9 346**

Note No 8. Information on joint ventures not subject to consolidation
No major joint ventures were undertaken by companies of the Orbis Group in 2004.

Note No 9. Information concerning average employment broken down into groups of professions

Item description	Average employment	
	2004	2003
I. Hotel services /1. to 5./	**3,419**	**3,913**
1. Hotel room department	1,213	1,396
2. Food and beverages department	2,008	2,259
3. Other	68	88
4. Ancillary activities	99	136
5. Commercial activities	28	34
II. Administration and management	835	905
III. Real property operation and maintenance	462	559
IV. Marketing	236	239
TOTAL /I to IV/	**4,952**	**5,616**

Note No 10. Information concerning the total value of remunerations and awards paid out or due to managers and supervisors in the Company or its subsidiaries, affiliates and associated companies

Remunerations of Board Members, Supervisors and Authorised Executives	In the enterprise of, in PLN '000	
Wyszczególnienie	the Company	the Company's subsidiaries and associated companies
Management Board and Authorised Executives		
Jean-Philippe Savoye	381,03	0,00
Krzysztof Gerula	589,88	44,77
Andrzej Szułdrzyński	765,20	43,27
Ireneusz Węglowski	588,29	132,46
Alain Billy	615,17	359,94
Yannick Rouvrais	589,73	151,71
Lidia Mieleszko	431,24	0,00
Maciej Grelowski	2 688,77	0,00
Supervisory Board		
Claude Moscheni	35,59	0,00
Christophe Guillemot	14,80	0,00
Michael Flaxman	14,80	0,00
Denys Sappey	11,30	0,00
Erez Boniel	11,30	0,00
Michael Harvey	57,59	0,00
Paweł Dębowski	0,00	0,00
Janusz Rożdżyński	31,5	0,00
Sabina Czepielinda	31,5	0,00
Andrzej Przytuła	14	0,00

Note No 11. Information concerning liabilities of managers and supervisors towards the issuer or its subsidiaries, affiliates and associated companies

As of December 31, 2004, members of the Company's Management Board and Supervisory Board were not indebted to the Company or its subsidiaries.

Note No 12. Information on major events concerning past years reported in the financial statements for the current period

No major events relating to past years occurred during the reporting period.

Note No 13. Information on major events which occurred after the balance sheet date and are not included in the financial statements

No major events which could affect the presented results for 2004 and that are not disclosed in this report occurred after the balance sheet closing date.

On February 10, 2005 was convened the General Assembly of Shareholders, which adopted a resolution concerning preparation of Orbis S.A. financial statements in compliance with International Accounting Standards (IAS) beginning from January 1, 2005.

Note No 14. Information on the relationship between the legal predecessor and the company and on the manner and scope of take-over of assets & liabilities

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15. Financial statements and comparative financial data, adjusted by a relevant inflation rate, with the indication of the source of this rate and the method of its application, the period covered by the last financial statements being the base period, if the cumulative average annual inflation rate throughout the last three years of the issuer's activity reached or exceeded the level of 100%

During the last three years of the Company's operations, the annual inflation level remained below 100%. Therefore, the financial data for the year 2004 and comparative period have not been adjusted.

Note No 16. Comparative presentation of differences between the figures disclosed in the financial statements and the comparative financial data and the previously disclosed and published financial statements

No differences occurred between the figures reported in the financial statements for 2004 and the previously prepared and disclosed financial statements.

Note No 17. Changes in the applied accounting principles (policy) and the manner of presenting the financial statements as compared to the past financial year

In connection with the amendment of the Accounting Act in 2004, Orbis S.A. changed, as compared to the preceding period, the applicable accounting principles related to the valuation of settlements denominated in foreign currencies as at the balance sheet date. Previously, the valuation was made according to the foreign exchange buying or selling rate quoted by the bank rendering services to a company. As from January 1, 2004, the average rate established for a given foreign currency by the National Bank of Poland is applied. This change does not have a significant bearing on past year's results or capitals.

Note No 18. Correction of material faults

The Company did not make any correction of material faults in 2004.

Note No 19. Uncertainty as to the further business of the issuer

The Orbis S.A. financial statements have been prepared on the assumption that the Company will continue its business operations. There is also no doubt that the Company may continue its operations in a foreseeable future.

Note No 20. Merger

No merger of companies occurred in the period covered by the financial statements.

Note No 21. Valuation by the equity method

In the financial statements Orbis S.A. does not apply the equity method for valuation of interest and shares in subsidiaries, affiliates and associated companies. Below we present the impact of such valuation upon the Company's financial results:

No	Item description	Year 2001	Change in the value of shares throughout the year	Year 2002	Change in the value of shares throughout the year	Year 2003	Change in the value of shares throughout the year	Year 2004
1	Gross book value of shares in subsidiaries, affiliates and associated companies	31 214.15	247.85	31 462.00	441 314.89	472 776.89	13 364,99	486 141,88
2	Permanent impairment	1 932.25	1 078.5	3 010.75	0.00	3 010.75	736,00	3 746,75
3	Net value of shares presented in the balance sheet under the item: shares/interest in subsidiaries, affiliates and associated companies (1 - 2)	29 281.90	-830.65	28 451.25	441 314.90	469 766.15	12 62,98	482 395,13
4	**Amount increasing the value of shares accounted for by the equity method**	**17 223.06**	**2 977.33**	**20 200.39**	**1 689.50**	**21 889.90**	**7 355,40**	**29 245,30**
5	**Share value after valuation 3 + 4**	**46 504.96**	**2 146.68**	**48 651.64**	**443 004.40**	**491 656.04**	**19 984,39**	**511 640,43**
6	Amount posted to past year's result	17 661.70	-487.67	17 174.03	2 886.38	20 060.41	2 584,59	22 645,00
7	Amount adjusting the current year's net profit	-438.64	3 465.00	3 026.36	-1 196.88	1 829.48	4 770,82	6 600,30

Note No 22. Consolidated financial statements

Orbis S.A. prepares the consolidated financial statements of the Orbis Group which shall be delivered to the Polish Securities and Exchanges Commission on April 29, 2004.

Note No 23. Capital ownership structure

As at March 25, 2005, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Meeting of Shareholders, determined under Article 147 of the Act – Law on Public Trading in securities as at March 25, 2005, include:

Specification	No of shares held as at March 25, 2005 /no of votes at the General Meeting of Orbis S.A. Shareholders/	Percentage share in the share capital as at March 25, 2005 /percentage share in the total number of votes at the General Meeting of Orbis S.A. Shareholders/	Change in the ownership structure of major blocks of Orbis S.A. shares since the presentation of the preceding quarterly report, i.e. in the period from Oct. 15, 2004 until March 25, 2005
Accor S.A.	16 394 151	35.58%	-
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	2 715 009	5.89%	-
Commercial Union OFE BPH CU WBK	2 338 652	5.08%	-
Globe Trade Centre S.A.	2 303 853	5.00%-	-

Note No 24. Shares of the issuer held by members of the Management Board and authorized executives

As of December 31, 2004, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye — President of the Management Board
   holds 4 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula — Vice-President of the Management Board
   holds 2 607 shares of Orbis S.A.
   holds 182 shares of PBP Orbis Sp. z o.o.
   holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński — Vice-President of the Management Board
   holds 513 shares of Orbis S.A.
   holds 327 shares of PBP Orbis Sp. z o. o
   holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board
   holds 3 000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais — Member of the Management Board
   does not hold any shares in the Company or other companies in the ORBIS Group
6. Alain Billy — Member of the Management Board
   does not hold any shares in the Company or other companies in the ORBIS Group

Mrs. Lidia Mieleszko, Authorized Executive of Orbis S.A., notified the Securities and Exchanges' Commission that she disposed of 268 Orbis S.A. shares that she had received within the framework of the Company privatization, for the price of PLN 23.30 per share. The aggregate value of transaction amounted to PLN 6,244.40.

NOTE NO 25. OTHER IMPORTANT INFORMATION CONCERNING THE ISSUER RELATING THE CURRENT REPORTING PERIOD:

25.1 In accordance with the agreement for the sale and purchase of the Company Hekon Hotele Ekonomiczne S.A. dated October 31, 2003, the value of the object of transaction was determined on the basis of the Company's balance sheet as of December 31, 2002. Therefore, the buyer (Orbis S.A.) had to make an additional payment for the benefit of the seller (Accor Polska Sp. z o.o.) of the amount equal to the accumulated flows realized by the Company in the period from January 1, 2003 and date of closing the transaction (i.e. October 31, 2003).
The manner of final settlement has been laid down in Appendix no. 12 to the agreement. The surplus of cash and working capital has been calculated by an independent auditor in order to determine the adjustment amount. The determined amount of PLN 24,221,412 was paid in full in the second quarter of 2004.

25.2 On March 18, 2004, Orbis Transport Sp. z o.o. founded a limited liability company incorporated under the laws of France, operating under a business name AutoORBISbus France Sarl, having its corporate seat in Paris, and acquired 100% of shares representing its registered capital amounting to EUR 7,500 (PLN 35,553.75), divided into 75 shares with the nominal value of EUR 100 each, paying up for the entirety of shares in cash. Contribution to the capital was made at the share issue price equivalent to their nominal value and financed with own funds of Orbis Transport Sp. z o.o. The book value of acquired assets in the account books of Orbis Transport Sp. z o.o. equals PLN 34.954.50.

The acquisition of the said financial assets represents a long-term investment for Orbis Transport Sp. z o.o..

The core business of AutoORBISbus France Sarl consists in the provision of services for Orbis Transport Sp. z o.o. and other natural and legal persons in the area of promotion and communications and, particularly: promotion, communications, commercial advising, distribution and sale of travel documents (tickets) on the basis of power of attorney, commercial representation or agency, and car rental.
As of today, AutoORBISbus France Sarl does not pursue business operations.
/Current report no. 31/2004/

25.3 Acting by virtue of § 20 section 2 point 8 of „Orbis" S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

25.4 At a meeting of the Supervisory Board dated May 10, 2004, President of "Orbis" S.A. Management Board Maciej Grelowski resigned from his position as a member of the Company's Management Board effective immediately after the closing of the annual General Meeting of the Company's Shareholders convened to approve the 2003 financial statements of the Company,

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be

of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

25.5 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

25.6 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:
1) Mr. Claude Moscheni as the Chairman of "Orbis" S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Meeting of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:
    a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and
    b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

25.7 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.

Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

25.8 On June 9, 2004, the General Meeting of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. obtained in its entirety. The remaining part of profit in the amount of PLN 958,844.12 increased the Company's supplementary capital.

25.9 On June 22, 2004, the General Meeting of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:
- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. received PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

25.10 On June 23, 2004 the General Meeting of Shareholders approved:

1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
   - profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);
   - cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
   - comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
   - additional notes.
3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Meeting of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Meeting of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003 and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to PLN 44,466,125.52 was apportioned to:

- reserve capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72

34 Grosze per 1 share

The dividend date was set for July 28, 2004, and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

25.11 On June 23, 2004 the General Meeting of Orbis S.A. Shareholders granted its consent for:

- the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the "Orbis" S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

25.12 On June 23, 2004, the General Meeting of Shareholders of Orbis S.A. acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski
7. Erez Boniel

/Current report no 20/2004/

25.13 "Orbis" S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by "Orbis" S.A. in the current report no. 13/2003: on June 30, 2004, "Orbis" S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o.

(hereinafter: SEHP), by virtue of which "Orbis" S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted "Orbis" S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The Hotel will be operated under the exclusive supervision, management, control and overall liability of "Orbis" S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

25.14 The Management Board of "Orbis" S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Meeting of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Meeting of Shareholders, which accounts for 5.89% of the overall number of votes."
/Current report no. 25/2004/

25.15 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the "Orbis" S.A. Supervisory Board.
/Current report no. 27/2004/

25.16 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board. The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company "Orbis" S.A. – human resources, development and investments, marketing, sales, general supervision over the Company's operations;

b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;

c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;

d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;

e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;

f) Alain Billy, Member of the Management Board - management of the finance and accounting division and internal audit.

25.17. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of "Orbis" S.A. Supervisory Board, on August 3, 2004 the General Meeting of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

25.18 On September 29, 2004, Orbis S.A. purchased a block of 26 640 shares in PBP Orbis Sp. z o.o. for the price of PLN 532 800 per block, i.e. at PLN 20 per share. The seller was a shareholder Beton Stal S.A. in bankruptcy. As a result of that transaction, the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Meeting of Shareholders of that subsidiary company went up to 86.72%.

25.19 On September 29, 2004, Orbis S.A. purchased a block of 19,510 shares in Orbis Transport Sp z o.o. for the price of PLN 1,836,000 per block, i.e. at PLN 94.11 per share. The seller was the shareholder Nordea Finance Polska S.A.. As a result of that transaction, the share held by Orbis S.A. in the initial capital and the total number of votes at the General Meeting of Shareholders of that subsidiary company went up to 98.30%.

25.20 On October 18, 2004, the Company sold the title to perpetual usufruct of real property consisting of a plot of land, with an area of 40,466 square meters, located in Kraków at 28, Konopnickiej street, together with buildings and constructions erected on this plot of land, including a hotel building – formerly the Sofitel, for the net price of PLN 40,000 thousand. The buyer agreed not to pursue hotel activity at that location.

25.21 On October 19, 2004, the Extraordinary General Meeting of Shareholders of PKS Tarnobrzeg Sp. z o.o. adopted a resolution on an increase of the Company's share capital, on taking up of all newly issued shares by the issuer's subsidiary, i.e. Orbis Transport Sp. z o.o. and on paying for them by means of an in-kind contribution. Orbis Transport Sp. z o.o. took up 5,867 shares with a nominal value of PLN 500 each and amounting in total to PLN 2,933,500.00, this amount accounting for 40.29% of the Company's increased share capital. This amount is at the same time the purchase price of the said assets and corresponds to their value reported in the books of accounts of Orbis Transport Sp. z o.o.
Acquired assets have been financed with tangible assets of Orbis Transport Sp. z o.o. in the form of means of transportation – one coach, 79 passenger cars and four pieces of garage equipment.
Orbis Transport Sp. z o.o. holds 100% share in the share capital of that Company.

25.22 On November 15, 2004, the founding deed of the company established under the business name "Przedsiębiorstwo Komunikacji Samochodowej Gdańsk" Sp. z o.o. was signed. The issuer's subsidiary company Orbis Transport Sp. z o.o. took up all the newly issued shares of the said company, i.e. 108 shares having a nominal value of PLN 500.00 each (the aggregate value of shares totaling PLN 54.000.00) and paid for these shares by an in-kind contribution. This amount is at the same time the purchase price of the company's assets and corresponds to their value reported in the books of accounts of Orbis Transport Sp. z o.o..
The acquired assets have been financed with tangible assets of Orbis Transport Sp. z o.o. in the form of means of transportation, i.e. one truck.

25.23 On December 15, 2004 Orbis S.A. purchased a block of 13 653 shares in PBP Orbis Sp. z o.o increasing its share in the initial capital and in the total number of votes at the General Meeting of Shareholders of that subsidiary company to 95,05%. The selling party was constituted of the following shareholders: Invor Sp. z o.o., Chrobot Reisen, Wilanów sp. z o.o. and 28 natural persons.

25.24 On December 31, 2004, the issuer's subsidiary company Orbis Transport Sp. z o.o. took up 18,000 shares having a nominal value of PLN 500 each, with an aggregate value of PLN 9 million, pursuant to a resolution of an Extraordinary General Meeting of Shareholders of the acquired company dated December 8, 2004 on increase of the share capital by the above stated amount, accounting for 99.4% of the increased share capital of that company. The shares have been paid for by an in-kind contribution having the form of a business enterprise, as defined in Article 55 (1) of the Polish Civil Code, with the value of PLN 9 million, acquired by Orbis Transport Sp. z o.o. on December 7, 2004 from the State Treasury, which remained in the possession of the state vehicle communication company Przedsiębiorstwo Państwowej Komunikacji Samochodowej in Gdańsk until the moment of its acquisition. Transfer of the enterprise, comprising in particular the title to perpetual usufruct of 2 plots of land in Gdańsk and 4 plots of land in Kartuzy having a total area of 4,66,76 hectare along with the ownership title to buildings and constructions located thereon, as well as the fixed assets and remaining assets and liabilities to PKS Gdańsk Sp. z o.o. took place on December 7, 2004.
The acquisition price of the above-mentioned shares totals PLN 9 million and is equivalent to their value reported in the accounting books of Orbis Transport Sp. z o.o. Orbis Transport S.A. holds 100% shares in PKS Gdańsk Sp. z o.o.

NOTE NO 26. LITIGATION PENDING IN COURTS OF LAW AND PUBLIC ADMINISTRATION AUTHORITIES

26.1 Proceedings related to the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926,

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and "Hotel Europejski w Warszawie" S.A. (HESA)). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis S.A. and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis S.A. applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On September 15, 2004, attorneys of Orbis S.A. appealed against the above judgment of the District Court dated July 20, 2004 challenging the judgment in its entirety and motioning that it be repealed and that the case be referred to the District Court for re-consideration. On September 27, 2004 the court fee for the appeal was paid. By virtue of the decision rendered on December 30, 2004, the Court of Appeals dismissed the appeal filed by Orbis appeal and adjudicated that Orbis pay PLN 5,400 to the State Treasury and HESA each as reimbursement of costs of proceedings. The judgment is not final. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

b) On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a formal notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004. Having initially considered the Constitutional Complaint filed by Orbis S.A. at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional

Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint. The state of the case has not changed.

c) On April 14, 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. The state of the case has not changed. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. (XX GC 173/03).

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. By virtue of judgment rendered on January 11, 2005, the Court of Appeals dismissed the appeal filed by Orbis appeal and adjudged that Orbis pay PLN 5,400 to the State Treasury and HESA each as reimbursement of costs of proceedings. The judgment is not final. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. By virtue of decision dated December 17, 2004, the District Court suspended proceedings on that case until final resolution of the case IC 1271/03 outlined under letter d) above. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. By virtue of the decision dated September 21, 2004, the Minister of Infrastructure suspended the proceedings concerning the consideration of the abovementioned appeal against the decision of the Head of the Mazowieckie Voivodship no. 317/04 dated May 10, 2004 that had been filed by Orbis S.A. On December 15, 2004, attorneys of Orbis were notified by Minister of Infrastructure that HESA filed a motion to re-consider the case already resolved by virtue of the above mentioned decision of Minister of Infrastructure dated September 21, 2004. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabowski to defend this case.

h) By virtue of a letter of the Office of the Capital City of Warsaw, Real Estate Management Office, Department of Real Estate of the State Treasury dated August 30, 2004 (served on Orbis S.A. on September 7, 2004), Orbis S.A was notified that administrative proceedings had been initiated ex officio concerning the declaration of invalidity of the decision of the Head of the Department of Geodesy and Land Management of the District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88. The case relates to the transfer of the real estate located in Warsaw, at 13 Krakowskie Przedmieście, having an area of 5,070 square meters, under administration of the State Enterprise Hotele "Orbis-Bristol-Europejski". In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc

26.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Office in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex officio* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. The Office of the Małopolskie Voivodship in Kraków returned, along with a letter dated May 6, 2004 addressed to the Office of the Tatry District, files of the case related to the ex-officio suspension of proceedings concerning the reinstatement of plots of land by the Head of the Tatry District, and informed that no complaint against that decision of the Małopolskie Voivod dated February 19, 2004 had been filed by the aforementioned date.

The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision. The state of the case has not changed.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02). The state of the case has not changed.

c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land 1.kat. 11654/2, with an area of 10 ares and 25 square meters, Lwh 4567 on grounds that it had been improperly expropriated. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings on this case by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has been filed with the said Court, suspend once again the proceedings related to the said case. The state of the case has not changed.

26.3 Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated

August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. According to information contained in a letter of Minister of Infrastructure dated November 5, 2004 addressed to the Branch, presently actions are being undertaken in administrative proceedings aimed at establishing all parties to the above mentioned proceedings, as well as at establishing current addresses of successors, if any. The Ministry of Infrastructure applied to the Archives of the Capital City of Warsaw, the Jewish Commune and the Archives of Marriages and Deaths Register Office for the determining the above mentioned data. The case is pending.

26.4 Vera Hotel in Warsaw.

a) The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./ /387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The state of the case has not changed.

b) The appeal filed with the Self-Government Appellate Board against the Office of the Capital City of Warsaw, Ochota District Branch, against the revaluation of the fee for perpetual usufruct of land made in 2003, effective as from January 1, 2004. The Self-Government Appellate Board fixed a dead-line for settling the matter amicably, if possible. Cost estimates of the parties have been submitted to the Arbitration Committee of the Polish Federation of Property Experts' Associations at 50, Nowogrodzka street. The case is pending.

26.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The state of the case has not changed. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

26.6 Novotel Centrum in Poznań

a) On March 21, 2003 the attorney of Orbis S.A. filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andersia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of Orbis S.A. and upon consent of „Andersia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings. By virtue of an application dated August 28, 2004, Orbis S.A. motioned for the resumption of the suspended proceedings, modified the application for the establishment of easement of necessary passage and applied for securing the application by putting the participant (Andersia Property Sp. z o.o.) under an obligation to render the access to the Novotel Centrum from Kościuszki street (as has been the case to date) available to the applicant (Orbis S.A.), against consideration. In reference to the above mentioned application dated August 28, 2004, the attorney of Orbis S.A., in a letter dated October 15, 2004, once again applied for securing that application instantly. On October 18, 2004, the attorney of Orbis S.A. filed an application with the Civil Court for entering a warning on pending litigation concerning the establishment of paid easement of passage, by way of a provisional enforcement writ. By virtue of decision dated December 20, 2004, the Circuit Court dismissed the application of Orbis to secure the claim. By virtue of an application dated January 10, 2005, Orbis S.A. filed a complaint against this decision.

b) Litigation is pending concerning the issue of a decision on a permit for Andersia Property Sp. z o.o., to demolish the garage/parking lot located in the direct vicinity of Novotel Centrum in Poznań. As a party to that litigation, Orbis S.A. applied for respecting the interests of the Hotel in the permit Andersia Property Sp. z o.o. to demolition the garage/parking lot. The body of the first instance (President of the City of Poznań) included a provision on respecting the rightful interests of the Hotel. Taking into consideration the fact that the provision on respecting the rightful interests of the Hotel is not precise and that this decision being not satisfactory, Orbis S.A. filed an appeal against that decision with the Wielkopolskie Voivod. By virtue of decision dated November 17, 2004, the Wielkopolskie Voivod revoked the decision of President of the City of Gdańsk and referred it to the body of first instance for re-consideration. As the text of justification to that decision contained provisions infringing upon the interests of the hotel, Orbis S.A. filed a complaint with the Voivodship Administrative Court in Poznań against the decision of the Wielkopolskie Voivod dated November 17, 2004.

c) Andersia Property Sp z o.o. applied for issuing a decision on building and land development conditions for a new investment consisting in the construction of an complex comprising of office, hotel and commercial facilities. The said complex is located in immediate neighborhood of Novotel Centrum Poznań, on the premises of presently existing garage/parking lot. Being a party to these proceedings, Orbis S.A. applied that the interests of the Hotel be respected in the course of implementation of that investment project. Since the decision of the President of the City of Poznań specifying applicable building and land development conditions to Andersia Property Sp. z o.o. did not take into account the interests of Orbis S.A., the said decision was challenged on January 17, 2005 before the Self-Government Appellate Board in Poznań.

d) Orbis S.A. filed an application for the issue of decision concerning the location of a public utility investment consisting in the construction of a driveway to Novotel Centrum. By virtue of decision dated August 25, 2004, President of the City of Poznań suspended proceedings on that case. Orbis S.A. appealed against that decision to the Self-Government Appellate Board in Poznań. By virtue of decision dated November 2, 2004, the Self-Government Appellate Board revoked the decision of the President of the City of Poznań dated August 25, 2004. By virtue of a subsequent decision dated November 29, 2004, the President of the City of Poznań once again suspended proceedings on that case and Orbis S.A. once again filed a complaint on that case with the Self-Government Appellate Board in Poznań.

26.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence by a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. At a hearing held on December 8, 2004, the Court admitted supplementary expert evidence whereby the value of real property was assessed at PLN 5,590,000. Upon the Defendant's request challenging the said supplementary opinion, the Court decided to admit evidence by another court expert concerning the market value of the real property concerned as at November 21, 2000 for the needs of revaluation of fees for perpetual usufruct and decided to adjourn the hearing and to ex officio fix a new date of hearing after receipt of new opinion of a court expert. The case is pending.

26.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the afore-mentioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. By virtue of decision dated November 2, 2004, the Voivodship Administrative Court, owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The Voivodship Administrative Court resumed the suspended proceedings but the date of the hearing has not been fixed.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 118,723.56. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The case is pending.

26.9. Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.

Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue. By virtue of decision dated October 20, 2004, the Voivodship Administrative Court owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The attorney of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson – Andrzejewska filed a complaint against that decision and motioned that the challenged decision be revoked in its entirety and that the case be referred to the Voivodship Administrative Court for re-consideration. On January 14, 2005, the Voivodship Administrative Court resumed suspended proceedings but the date of the hearing has not been fixed yet.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.
Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). On January 14, 2005, after hearing the case, the Voivodship Administrative Court rendered judgment whereby it revoked both decision (i.e. of the President of the Capital City of Warsaw dated December 4, 2003 and of the Mazowieckie Voivod dated July 28, 2003) and referred the case to be re-considered.

26.10 Hotel Novotel Marina in Gdańsk:

On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). The amount proposed by the Branch equals PLN 189,366.90. On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The case has been settled amicably, the parties agreed to the amount of PLN 340,860.42.

26.11 Hotel Posejdon in Gdańsk.

On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. On June 22, 2004, a court expert conducted a view of the real estate. The appointed expert prepared a new valuation of the real estate, and established its value at PLN 5,021,075. Since the expert's applications related to the quoted value were inconsistent with the plaintiff's position, a supplementary opinion has been requested. The former position in the case stipulating that the increase in the annual fee for perpetual usufruct of land was not justified was upheld. The case has been adjourned until the date of hearing is fixed ex officio.

26.12 Hotel Novotel Centrum in Gdańsk.

On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On March 26, 2004 the Voivodship Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since it has been impossible to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case. On November 22, 2004 the proceedings concerned were resumed.

26.13 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity of the decision on enfranchisement, and subsequently, upheld his decision in force in the course of appellate proceedings. . The party applied for reconsideration of the case. The decision of the Minister of Infrastructure, rendered as a result of reconsideration of an application for the declaration of invalidity of decisions on nationalization, was appealed against by the applicants in the Voivodship Administrative Court, which in practice makes it impossible to effectively proceed with the enfranchisement proceedings until the Administrative Court renders its decision. An application for making an entry in the land and mortgage register was filed. Closing these proceedings, as preliminary issues, should render it possible to complete the enfranchisement proceedings. The Court filed an application with the Circuit Court in Zakopane for disclosure of changes in the area of plots of land. Moreover, incidental proceedings are underway, completion of which will allow for the undertaking of the main proceedings.

By virtue of decision dated December 6, 2004, the Minister of Infrastructure, having considered the appeal of Mr. Adam Fedyk against the decision of the Małopolskie Voivod dated June 30, 2004 on the refusal to resume proceedings resolved by the decision of the Nowosądeckie Voivod dated January 30, 1996 upholding the decision of the Head of District Office in Nowy Targ dated November 20, 1995 concerning refusal to reinstate real property located in Zakopane at 1 Kościuszki street, marked as a plot of land no. 101 map section 5, stated that that the dead-line for filing an appeal was missed. By virtue of decision dated December 14, 2004, the Minister of Infrastructure referred the application of Adam Fedyk for resumption of proceedings resolved by the final decision of the Małopolskie Voivod dated June 30, 2004 to the Małopolskie Voivod, being the competent authority to consider that case.

By virtue of decision dated November 9, 2004, the Minister of Infrastructure, having considered the application of Mr. Romuald Struczkowski for reinstatement of dead-line for filing an application against the above mentioned decision of the Małopolskie Voivod dated June 30, 2004, refused to reinstate the dead-line for filing the appeal. In a response dated December 14, 2004 to the complaint of Mr. R. Struczkowski dated November 25, 2004 against the decision of the Minister of Infrastructure dated November 9, 2004, the Minister of Infrastructure motioned for dismissal of the complaint.

26.14 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred.

26.15 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn – Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16^{ths}. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615. By virtue of the judgment dated October 18, 2004, the Circuit Court admitted the plaintiffs' request in its entirety and adjudged an aggregate amount of PLN 7,230 to be paid by Orbis for the benefit of plaintiffs as reimbursement of costs of proceedings. On November 29, 2004, an appeal was lodged against the said judgment dated October 18, 2004 whereby the said judgment was challenged in its entirety. On behalf of Orbis S.A., the case is defended by attorney Janusz Nowiński.

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03).
In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03. No

new developments related to that case. on behalf of Orbis S.A. the case is defended by attorney Janusz Rowiński.

c) On November 29, 2004, attorney of Orbis S.A filed a suit against owners of the tenement house located in Pijarska street in Kraków (S. Marczak, P. Marczak, G, Marczak, A. Marczak, A. Marczak, M. Marczak) for reimbursement of expenditure and applied for adjudging an amount of PLN 1,541,346.56 along with statutory interest as from December 1, 2003 and reimbursement of costs of proceedings to be paid jointly and severally to Orbis S.A.. On behalf of Orbis, the case is defended by attorney Janusz Nowiński.

26.16 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

26.17 Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

26.18 **„Cracovia" Hotel in Cracow.** On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00.

The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. By virtue of the judgment dated October 14, 2004, the District Court in Cracow dismissed the action in respect of Orbis S.A.. The attorney of Orbis S.A. applied for the statement of grounds for the judgment. On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

26.19 Mercure Unia Hotel in Lublin

In connection with an agreement (described in point 4 of the report no. XI dated April 22, 2003) reached on November 25, 2003 before the Property Commission in Warsaw, in the regulatory proceedings related to the reinstatement of the ownership title to the real estate of the Catholic University of Lublin, with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Racławickich avenue, actions (a relevant application was filed in September 2004, after all the documents had been assembled) in the District Court in Lublin, Land and Mortgage Registry Division, aiming to adjust the entries in the land and mortgage register in accordance with the abovementioned agreement have been completed. The Circuit Court in Lublin, Land and Mortgage Registers Division established a Land and Mortgage Register KW no. 226033 and KW no. 226695 for the real property concerned and made relevant entries. The case has been concluded.

ORBIS
GRUPA HOTELOWA

Commentary of Management Board

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

ORBIS S.A.

Management Board's Report on ORBIS S.A. Operations

in 2004

Warsaw, March 2005

List of Contents:

Introduction

This report relates to the activities of the company Orbis S.A. during the period from January until December 2004.

Individual chapters of this report relate to the major areas of the Company's operations. The main subject areas outlined in this report include: the characteristics of the Company, description of the overall macroeconomic situation affecting the Company's performance, depiction of competition, outline of marketing actions and promotional activity as well as efforts aimed at improving the quality of service, detailed presentation of economic results as well as sources of financing the Company's activities, information concerning investment expenditure along with the description of the main investment tasks, characteristics of Orbis participation in other corporate organizations, as well as a commentary concerning affiliation of individual hotels with Accor brands pursuant to the franchise agreement. The remaining subjects briefly outlined in the report concern transactions in real property and insurance.

1. Description of the Company Orbis S.A.

1.1 Organizational Structure

In 2004, Orbis S.A. had 54 hotel branches located all over the territory of Poland.

The list of the Company's branches:

1. Orbis S.A. **Magura** Hotel Branch in Bielsko Biała,
2. Orbis S.A. **Halny** Hotel Branch in Cieszyn,
3. Orbis S.A. **Tranzyt** Hotel Branch in Częstochowa,
4. Orbis S.A. **Mercure-Patria** Hotel Branch in Częstochowa,
5. Orbis S.A. **Mercure-Hevelius** Hotel Branch in Gdańsk,
6. Orbis S.A. **Novotel Marina** Branch in Gdańsk,
7. Orbis S.A. **Novotel Centrum** Branch in Gdańsk,
8. Orbis S.A. **Posejdon** Hotel Branch in Gdańsk,
9. Orbis S.A. **Gdynia** Hotel Branch in Gdynia,
10. Orbis S.A. **Mercure** Hotel Branch in Jelenia Góra,
11. Orbis S.A. **Prosna** Hotel Branch in Kalisz,
12. Orbis S.A. **Skalny** Hotel Branch in Karpacz,
13. Orbis S.A. **Silesia** Hotel Branch in Katowice,
14. Orbis S.A. **Novotel Rondo** Branch in Katowice,
15. Orbis S.A. **Solny** Hotel Branch in Kołobrzeg,
16. Orbis S.A. **Novotel Bronowice** Branch in Cracow,
17. Orbis S.A. **Cracovia** Hotel Branch in Cracow,
18. Orbis S.A. **Francuski** Hotel Branch in Cracow,
19. Orbis S.A. **Wanda** Hotel Branch in Cracow,
20. Orbis S.A. **Mercure-Unia** Hotel Branch in Lublin,

21. Orbis S.A. **Grand** Hotel Branch in Łódź,
22. Orbis S.A. **Mrongovia** Mercure Branch in Mrągowo,
23. Orbis S.A. **Beskid** Hotel Branch in Nowy Sącz,
24. Orbis S.A. **Novotel** Branch in Olsztyn,
25. Orbis S.A. **Mercure** Hotel Branch in Opole,
26. Orbis S.A. **Petropol** Hotel Branch in Płock,
27. Orbis S.A. **Mercure** Hotel Branch in Poznań,
28. Orbis S.A. **Novotel Malta** Branch in Poznań,
29. Orbis S.A. **Polonez** Hotel Branch in Poznań,
30. Orbis S.A. **Novotel Centrum** Branch in Poznań,
31. Orbis S.A. **Grand** Hotel Branch in Sopot,
32. Orbis S.A. **Aria** Hotel Branch in Sosnowiec,
33. Orbis S.A. **Arkona** Hotel Branch in Szczecin,
34. Orbis S.A. **Neptun** Hotel Branch in Szczecin,
35. Orbis S.A. **Reda** Hotel Branch in Szczecin,
36. Orbis S.A. **Mercure-Helios** Hotel Branch in Toruń,
37. Orbis S.A. **Kosmos** Hotel Branch in Toruń,
38. Orbis S.A. **Novotel Centrum** Branch in Warsaw,
39. Orbis S.A. **Grand** Hotel Branch in Warsaw,
40. Orbis S.A. **Holiday Inn** Hotel Branch in Warsaw,
41. Orbis S.A. **Novotel Okęcie-Airport** Branch in Warsaw,
42. Orbis S.A. **Solec** Hotel Branch in Warsaw,
43. Orbis S.A. **Vera** Hotel Branch in Warsaw,
44. Orbis S.A. **Sofitel Victoria** Branch in Warsaw,
45. Orbis S.A. **Europejski** Hotel Branch in Warsaw,
46. Orbis S.A. **Novotel** Branch in Wrocław,
47. Orbis S.A. **Motel** Branch in Wrocław,
48. Orbis S.A. **Mercure-Panorama** Hotel Branch in Wrocław,
49. Orbis S.A. **Wrocław** Hotel Branch in Wrocław,
50. Orbis S.A. **Monopol** Hotel Branch in Wrocław,
51. Orbis S.A. **Giewont** Hotel Branch in Zakopane,
52. Orbis S.A. **Kasprowy** Mercure Branch in Zakopane,
53. Orbis S.A. **Polan** Hotel Branch in Zielona Góra,
54. Orbis S.A. **Zamojski** Hotel Branch in Zamość.

1.3. Core Business of Orbis S.A.

The scope of the Company's business operations includes:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing congresses, conventions, symposia,

conferences, exhibitions and other special events along with accompanying events,

- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, organization of transportation by own means of transport,
- provision of transport vehicle repair services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- foreign trade operations, in particular in the areas related to the Company's core business,
- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of banking services within the limits of a license,
- organization and running of gambling games and lotteries,
- provision of insurance services within the limits of licenses and authorizations,
- provision of customs agency services within the limits of a license,
- lease of non-residential premises,
- management of foreign hotels within the framework of Orbis' management systems.

1.4 Orbis S.A. as a Public and Social Partner

In the year 2004, Orbis S.A. was a member or supporting member of the following organizations:

- Polish Academic and Business Forum,
- Association of Polish Accountants,
- 500 Club Foundation,
- Association of Managers in Poland,
- International Hotels and Restaurants Association /IHRA/,
- Foundation Poland's Promotion - Institute of Polish Brand,
- Business Centre Club - Employers' Association,
- Chamber of Commerce of the Polish Hotels' Association,
- Polish Directors' Institute,
- Baltic Tourism Commission
- Confederation of Polish Employers,
- Association of Stock Exchange Issuers.

1.4 The Company's Shareholding Structure

The share capital of the Company amounts to PLN 92,154,016 and is divided into 46 077 008 common bearer shares of "A", "B" and "C" series having a nominal value of PLN 2.00 each. All the shares in Orbis S.A. are listed at the Warsaw Stock Exchange.

The list of Orbis S.A. shareholders as of December 31, 2004, determined pursuant to Article 147 and Article 158a of the Act – Law on Public Trading in Securities, was as follows:

1) Accor S.A. - holder of 16 394 151 shares representing 35.58% of the initial capital,
2) ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny - 2 715 009 shares representing 5.89% of the initial capital,
3) Commercial Union OFE BPH CU WBK - holder of 2 338 652 shares representing 5.08% of the initial capital,
4) Globe Trade Centre S.A. - holder of 2 303 853 shares representing 5.00% of the initial capital.

1.5 General Meeting of Orbis S.A. Shareholders

Two General Meetings of Orbis S.A. Shareholders were held in 2004:

On June 23, 2004, an annual General Meeting of Shareholders was held according to the following agenda:

1) Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements for the financial year ended on December 31, 2003, and the Management Board's report as well as of the motion of the Management Board concerning the distribution of profit for the year 2003,
   b) consolidated financial statements of the Orbis Group for the financial year ended on December 31, 2003, and the Management Board's report,
2) Examination and approval of the Management Board's report on the activity of Orbis S.A. for the period from January 1, 2003, up till December 31, 2003,
3) Examination and approval of the financial statements of "Orbis" S.A. for the period from January 1, 2003, up till December 31, 2003,
4) Adopting a resolution concerning distribution of profit for the financial year 2003,
5) Adopting a resolution concerning coverage of past years' loss with supplementary capital,
6) Adopting a resolution approving consolidated financial statements of the Orbis Group and the Management Board's report on the activity of the Orbis Group in the financial year 2003,
7) Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003,

8) Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003,
9) Adopting a resolution granting consent to transfer the title to perpetual usufruct of a plot of land located in Przybyszewskiego street in Cracow, Poland,
10) Adopting a resolution concerning the transfer of the title to perpetual usufruct of a plot of land located at 28, Konopnickej street in Cracow, with a hotel building, formerly Sofitel, developed thereon.
11) Adopting a resolution concerning obtaining information relating to election of three members of the Supervisory Board for its VI tenure by the Company's employees, binding upon the General Meeting of Shareholders.
12) Adopting resolutions concerning the election of members of the Supervisory Board of VI tenure.

August 3, 2004. Extraordinary General Meeting of Shareholders that adopted resolution concerning changes in the Supervisory Board.

1.6 The Company's Supervisory Board

The Supervisory Board of the V tenure presided until June 23, 2004 and was composed of:

- Eli Alroy,
- Wojciech Ciesielski,
- Sabina Czepielinda,
- Wanda Dutkowska,
- Michael Harvey,
- Claude Moscheni (Chairman as from May 10, 2004)
- Janusz Rożdżyński,
- Andrzej Saja,
- Jean Philippe Savoye (Chairman until May 10, 2004),
- Christopher Voutsinas.

On June 23, 2004, the General Meeting of Shareholders appointed the Supervisory Board of Orbis S.A. of the VI tenure, composed of the following members:

- Erez Boniel,
- Sabina Czepielinda,
- Paweł Dębowski,
- Michael Flaxman,
- Christophe Guillemot,
- Michael Harvey,
- Claude Moscheni (Chairman)
- Andrzej Przytuła,

- Janusz Rożdżyński,
- Christopher Voutsinas.

In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of Orbis S.A. Supervisory Board as from August 3, 2004, the General Meeting of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth tenure.

1.8. Information Concerning the Management Board

The Management Board acts in accordance with the procedures defined in § 13 section 3 of the Orbis S.A. Statutes and in the Management Board's Rules approved by the Supervisory Board.

In 2004, the Management Board of the V tenure was composed of the following members:

Maciej Olaf Grelowski	President of the Management Board (until June 23, 2004, i.e. until the closing of the meeting of the annual General Meeting of Shareholders of Orbis S.A.),
Jean Philippe Savoye	President of the Management Board (as from June 23, 2004, i.e. from the closing of the meeting of the annual General meeting of Shareholders of Orbis S.A.),
Krzysztof Andrzej Gerula	First Vice-President of the Management Board,
Andrzej Bobola Szułdrzyński	Vice-President of the Management Board,
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board,
Yannick Rouvrais	Member of the Management Board,
Alain Billy	Member of the Management Board.

In the period between January 1, 2004 and July 16, 2004, the duties and powers of members of the Management Board were allocated as follows:

Maciej Grelowski - President and Chief Executive Officer of Orbis S.A. until June 23, 2004, coordinated actions related to the management over Orbis S.A., managed the activities of the Management Board, stimulated and harmonized the processes occurring in the course of the Company's operating activities and in contacts with the trade unions as well as matters related to the training and upgrading the qualifications of the personnel.

Krzysztof Gerula - Vice-President of the Management Board, Director of Marketing and Investor Relations, managed matters related to the formation and implementation of the Company's marketing policy related to product creation, pricing policy, sales system and promotional activities as well as to implementation of the policy of relations between the Company and key investors, owner's supervision over shares or equity participation in share capital held by Orbis S.A., and supervision over the implementation of commercial policy defined by the Management Board for Orbis S.A. representative offices abroad.

Andrzej Szułdrzyński - Vice-President of the Management Board, Financial Director, managed matters related to the shaping of the economic and financial system of the Company and the terms of the remuneration policy, financial internal controls, planning and economic research analyses, implementation of the economic and financial policy of the Company as well as the reorganization of both the structure and property of Orbis S.A.

Ireneusz Węgłowski - Vice-President of the Management Board, Development Director, managed matters related to the formation of the Company's development strategy through search for attractive investment opportunities, connected to the development of the hotel network, development of IT in the Company and supervision over the functioning of the IT network, forming of the hotel repair and modernization policy as well as supervision over its implementation, research into trends and developments in the hotel industry.

Yannick Rouvrais - Member of the Management Board responsible for the Company's Operating Affairs, was in charge of all matters related to the operations of the entire company as well as of individual hotels with special focus on issues related to the standards and quality of services rendered by the Company as well as operating analyses concerning efficiency of hotel operations.

Alain Billy – Member of the Management Board, implemented the financial policy of the Company, especially with regard to financing development projects in the Company (including upgrading and expansion of the hotel network) as well as utilization of the financial standards of the ACCOR group.

By virtue of a Resolution no. 30 of the Management Board, on July 16, 2004, new allocation of tasks and responsibilities to members of the Management Board was determined.

Jean Philippe Savoye - President of the Management Board and Chief Executive Officer of the Company Orbis S.A., as from June 23, 2004 coordinates activities falling within the following areas: human resources, development and investments, marketing, sales, internal audit, and exercises general supervision over the Company's operations; as at December 31, 2004 Mr. Jean Philippe Savoye held 4 000 shares of Orbis S.A.

Krzysztof Gerula - First Vice-President of the Management Board, manages the issues related to corporate management, Public Relations - corporate communications, investor relations, and legal affairs; as at December 31, 2004, Mr. Krzysztof Gerula held 2 607 shares of Orbis S.A., 182 shares of PBP Orbis Sp. z o.o. and 73 shares of Orbis Transport Sp. z o. o.

Andrzej Szułdrzyński - Vice-President of the Management Board, manages the issues related to fixed assets management, management over new projects of the company, and relations with trade unions; as at December 31, 2004, Mr. Andrzej Szułdrzyński held 513 shares of Orbis S.A., 327 shares of PBP Orbis Sp. z o. o., 200 shares of Orbis Transport Sp. z o. o.

Ireneusz Węgłowski - Vice-President of the Management Board, responsible for operation and development of new technologies, sustainable development of the Group; as at December 31, 2004, Mr. Ireneusz Węgłowski held 3 000 shares of Orbis S.A..

Yannick Rouvrais - Member of the Management Board, in charge of operating management, exercises direct supervision over hotels and hotel directors, responsible for centralized purchasing; Mr. Yannick Rouvrais does not hold any shares of Orbis S.A. or of Orbis Group companies.

Alain Billy - Member of the Management Board, in charge of management of the finance and accounting division. Mr. Alain Billy does not hold any shares of Orbis S.A. or of Orbis Group companies.

1.8. Activities of the Management Board in 2004

During the period from January 1, 2004, till December 31, 2004, the Management Board held 49 meetings. The most consequential decisions of the Management Board concern:

1. introduction of principles for rate fixing and commercial policy of Orbis S.A. related to the sale of hotel room services, reflecting changes in market environment as well as the introduction of such new tools as: the Central Price List - central data base; OrbisOnLine - reservation system; Call Center - Orbis telephone hotel reservation center;
2. changes in the economic and financial system leading to its updating in connection with the expiry, as of December 31, 2003, of provisions of the Social Pact;
3. implementation of a program of upgrading of hotels listed in the Company's investment plan,
4. preparation, examination and approval of draft economic, financial and investment programs for 2005;
5. continued implementation of employment restructuring and optimization;
6. commencement of elaboration of implementation of program of succession to key positions in Orbis S.A.;
7. determination of new allocation of tasks and powers to members of the Management Board;
8. commencement of implementation of the "Orbis – the 21st Century Organization" program that is aimed at turning Orbis into a stable, 21st century organization managed in a modern manner, attractive to shareholders, clients and employees, prepared to fulfill its new role and to benefit from the enlargement of the European Union;
9. commencement of works on new organization of purchases structure;
10. establishment of operating regions in Orbis S.A. in order to coordinate activities in the following areas: operating activities, sales and marketing, HR management, accounting, IT and technical operation and maintenance;
11. introduction of a procedure for reporting on daily sales by Orbis S.A. hotels in order to supervise over and manage sales in branches;
12. introduction of new standards for breakfast in respect of particular hotel brands;

13. continued works on the implementation of the HACCP system in Orbis S.A. branches;
14. affiliating the following Orbis S.A. branches: Kasprowy Hotel in Zakopane and Mrongovia Hotel in Mrągowo with the MERCURE brand;
15. execution of an agreement with Accor concerning the management of Sofitel in Wrocław;

1.9. Major Events after the Balance-Sheet Day

In 2004, the Company worked on its strategy for years 2005-2009. This presented at the meeting of the Supervisory Board on March 3, 2005 and won its acceptance. As part of the strategy, the Management Board of the Company intends to develop the hotel network, particularly by way of:

- creating a network of 23 economy hotels in Poland operating under the Etap Hotel brand, of which 15 hotels will be built, one hotel shall be operated on the basis of a management contract and 7 already existing hotels will be rebranded into the Etap Hotel brand. The total cost of creating this network will come to PLN 224.8 million;
- opening successive Ibis economy hotels. By the year 2009, the network of hotels of this brand will include 17 hotels. The development program provides for construction of 4 new hotels, acquisition of 1 hotel, operating 1 hotel on the basis of a management contract as well as rebranding 3 already existing hotels into the Ibis brand. The total cost of developing the Ibis network will come to PLN 159.9 million;
- continued modernization of existing hotels. Capital expenditure for modernization works during the years 2005-2009 will reach PLN 340 million.

The total investment expenditure for the development of the Etap Hotel and Ibis networks and modernization of hotels throughout 2005-2009 together with replacement costs will add up to PLN 725.5 million. The investment program as regards modernization will be fully financed by the Company from its own funds, whereas the construction of new hotels will be financed from the Company's funds (PLN 169 million) and from a loan (PLN 216 million).

On January 25, 2005, in its resolution no 14/VI/2005, the Orbis S.A. Supervisory Board positively opinioned the content of the new Statutes of Orbis S.A., which was adopted by the Extraordinary General Meeting of Shareholders on February 10, 2005. The above mentioned amendments of the Statutes have been registered in the National Court Registry on February 24, 2005.

1.9. Investor Relations

Company shares are listed on the Warsaw Stock Exchange with its quotations being incorporated in the WIG 20 index. Also, the Company has a sponsored GDR program. The Company's free-float accounts for approximately 48% of all company shares. The Orbis S.A. shareholders include individual and institutional investors – investment funds, banks, pension funds, insurance companies as well as individual investors from Poland and abroad. The company maintains regular relations with share market analysts. An open information policy pursued in investors' circles is assigned a prominent position in the corporate policy of Orbis S.A.

The Company paid out, for the third time in its history, a dividend to its shareholders, similarly to the preceding year, of PLN 0.34 per share. Orbis S.A. allocated approx. PLN 15.6 million for that purpose, i.e. 35% of the net result generated in 2003. The company continues the dividend payment policy and maintains the level of paid out amount within the range of 30-50% of net profit.

Throughout the year, investor relations were based on individual meetings with analysis and investors held at the Company's seat. Moreover, all persons concerned had an opportunity to be provided with information about the Company by telephone or electronic mail. Representatives of the Management Board represented the company at investors' conferences organized abroad by the Warsaw stock Exchange and investment banks, as well as at road show. In February 2004, following the settlement of transaction of acquisition of shares in the company Hekon-Hotele Ekonomiczne S.A., investors' conference was held, during which information concerning the entire transaction was furnished.

In the second half of 2004, the Company carried out intensive works within the framework of the so-called 'Orbis - Company of the 21st Century' project which, in March 2005, brought fruit in the announcement of a new strategy awaited for by investors' and analysts' circles. Information about the strategy was conveyed at a press and investors' conference in march 2005 and is available at the Company's WWW sites.

In 2004, Orbis was a partner of Individual Investors' Association in respect of a series of meetings that the Association held with individual investors in Orbis hotels all around Poland. The Company was also a partner of II Polish Survey of Investors conducted by the Association. Orbis is also a member of Association of Stock Exchange Issuers which represents companies listed at the Warsaw Stock Exchange in a public dialogue as regards the principles regulating the functioning of Poland's capital market.

The Company's WWW sites, in the investors' corner, present all current and periodic reports published by the Company, annual reports and all basic information, including information on the Management Board, the Supervisory Board and shareholders, the Statute, the Company's internal by-laws, rules and regulations, archives of the General Meeting of Shareholders as well as the contents of Company's declaration concerning corporate governance.

In January 2005, the Management Board of the Company took decision on changing the method of reporting to the Securities and Exchanges' Commission in Warsaw. Starting with the report for the first quarter of 2005, the company will submit exclusively consolidated quarterly reports and the semi-annual report of the Orbis Group expanded to include a company report. The decision to change the scope of reporting results from the inclusion, as from the end of 2003, of the company Hekon-Hotele Ekonomiczne S.A into the Orbis Group which brought about an increase in the share that subsidiary companies contribute to the results of the Orbis Group. Submission of one quarterly and semi-annual report will allow investors and analysis to make a single and comprehensive assessment of results generated by the Group. At the same time, preparing for the introduction of International Financial Reporting Standards, the

Company has adapted the format of reports to new regulations, and to the information needs of investors' milieu.

2. Market Trends and Conditions

2.1. Macroeconomic Environment

The performance of the Orbis S.A. hotels in 2004 was the upshot of the **rate of GDP growth** in Poland. The gross domestic product grew by 5.3% in 2004.

The growth of consumer products and services' prices totaled 3.5% in 2004 as compared to the preceding year (versus 0.8% in 2003, accordingly). In December, the inflation rate stood at 4.4% as compared to December 2003.

Unfavorable conditions continue to prevail on the labor market. As at the end of December 2004, the unemployment rate equaled 19.1% and was by 0.4 percentage point higher than a month ago and by 0.9 percentage point lower than in December 2003.

The average official rate of exchange of the American Dollar stood in the period of twelve months of 2004 at PLN 3.6540/USD 1 (a decline by 6% against the average reported in the period January - December 2003). In 2004, the average official rate of exchange of the Euro stood at PLN 4.5340/EUR 1 and went up by 3.1% as compared to 2003. In December 2004, the average monthly rate of exchange of the Euro was PLN 4.1438/EUR 1 and went down by 11.0% against last year.

In the period January-December 2004, the sold industrial output was by 12.3% higher than in the corresponding period of 2003

The macroeconomic changes directly impact the situation in the hotel industry in Poland and were reflected in the performance of Orbis S.A.

2.2. Orbis S.A. Share Listings

The prices of stocks of Polish companies operating in the services' sector (including Orbis S.A.) at the stock exchange reflect the economic environment in Poland and abroad. The macroeconomic conditions in which those companies conducted their business operations affected the results attained by them, and, consequently, the pricing of their shares at the stock exchange.

The average daily trading volume in Orbis shares in the fourth quarter of 2004 equaled 51 869 shares, and in the period January – December 2004 – 68 684 shares.

Chart 1. Orbis S.A. and WIG-20 index quotations during the period January–December 2004



Orbis S.A.
WIG-20
30,0
29,0
28,0
27,0
26,0
25,0
24,0
23,0
22,0
21,0
20,0
2 000
1 950
1 900
1 850
1 800
1 750
1 700
1 650
1 600
1 550
1 500
1 450
1 400
1 350

Throughout the greater part of the year 2004, the performance of the WIG-20 index and of the Orbis S.A. share quotations were positively co-related. Negative correlation was observable only during the period February 13 - February 18, 2004, March 3 - March 5, 2004, April 29 - April 30, 2004, June 18 - June 26, 2004, November 8 – November 10, 2004.

Table 1 Orbis S.A. and comparable hotel networks share price quotations

Company	Share price as of Dec. 16, 2004	52 - week (price)	
		highest	highest
De Vere Hotels plc (£)	469.00	479.50	387.00
NH Hotels (EUR)	9.69	10.00	8.40
Orbis S.A. (PLN)	24.50	28.70	20.70

Company	Ratio of the price as of Dec. 16, 2004, to the highest price	Ratio of the price as of Dec. 16, 2004, to the lowest price
De Vere Hotels plc (£)	97.8%	121.2%
NH Hotels (EUR)	96.9%	115.4%
Orbis S.A. (PLN)	85.4%	118.4%

Taking the date of December 16, 2004, and the preceding 52-week period as reference points, the prices of hotel company De Vere Hotels fluctuated closest to the highest price levels reached during the period in question - at 97.8% of the highest price. It was the price of Orbis S.A. shares that was the closest to the quotation low – at 85.4%.

2.3. Competition: Demand for and Supply of Hotel Services

In 2004, the reported number of Poles traveling abroad totaled 37.2 million (3.9% less than in 2003) and the number of foreigners arriving in Poland stood at 61.9 million (18.8% more than in 2003). During the period January-December 2004, the tourist incoming traffic totaled 14.3 million, i.e. by 4.2% more than in 2003.

According to the projections of the Institute of Tourism, the average annual dynamics of the number of tourists' arrivals in Poland in the years 2004-2007 will amount to nearly 5%. A considerable increase should be expected in the number of arrivals from Germany, EU-15 non-neighboring countries (at the rate of 8.4% per annum), North America and other overseas countries. The total number of tourists' arrivals will rise from 14.3 million in 2004 to 16.4 million in 2007. Projections of expenditure to be incurred by tourists in the years 2005-2006 indicate positive trends on the domestic tourist market that may also be reflected in the growth of hotels' income.

International hotel chains that had not been present on the Polish market have now begun to exhibit their interest in our country. A new chain of French economy Bonsai Hotels intends to enter Poland. The first hotel is to be erected in Warsaw, subsequent ones most probably in Gdańsk, Cracow, Poznań.

Moreover, the Envergure, a French hotel chain, anticipates further development in our country. The chain has recently changed its name to Louvre Hotels (after connection with Louvre hotels chain) and introduced a new hotel brand in the market, i.e. Blue Marine.

Following the twelve months of 2004, the condition of the main hotel markets in Poland is as follows: Warsaw (731 new rooms), Cracow (434 new rooms), Katowice (242 new rooms), Poznań (148 new rooms), Tri-City (Gdańsk, Sopot & Gdynia) (79 new rooms), and Szczecin (30 new rooms).

The Warsaw Market

At the end of 2004, the share of the Orbis Group hotel base at this market versus the number of rooms offered by first-degree competitors equaled 38.5%. Taking account of the Mercure Fryderyk Chopin (249 rooms) operated on the basis of a management contract and the Ibis Stare Miasto hotel (333 rooms), the total market share stood at 46.4%.

Four new hotels joined the group of major competitors in 2004, i.e. the Envergure hotel complex and a four-star Boutique Hotel Le Regina. Moreover, luxurious Polonia hotel located at the junction of Marszałkowska street and Jerozolimskie Avenue was opened after a thorough upgrading on December 30, 2004.

By the end of 2006, approximately 1 300 new rooms are to be opened in competitive hotels on the Warsaw market.

The Cracow Market

In 2004, five new hotels were opened on the Cracow market (434 rooms in aggregate) and, consequently, as at the end of the year the Orbis Group hotels' share versus first-degree competitors amounted to 28.1%. Opening of seven competitive hotels with an aggregate number of 530 rooms is scheduled during the period 2005-2006.

The Katowice Market

The share of Orbis Group hotels versus first-degree competitors equaled 43.1% as at the end of 2004. A considerable drop in the share as compared to past year has been brought about by, first, the opening of new hotels and, second, by the expansion of the list of already functioning competitive hotels due to the upgraded standard of their services and a growth in the market share. In 2004, four hotels with a total of 242 rooms were rendered operational on the Katowice market. A total of some 100 rooms are scheduled to be rendered operational by the end 2006.

The Tri-City (Gdańsk-Gdynia-Sopot) market

The share of Orbis Group hotels at the Tri-City market versus first-degree competitors equaled 46.0% at the end of 2004. In 2004, two new hotels with a total number of 79 rooms were opened on the Tri-City market. In aggregate, approx. 800 new rooms will be made available on the Tri-City market by the end of 2006.

The Poznań Market

As at the end of 2004, the share of the Orbis Group hotels versus first-degree competitors totaled 63.4%. In 2004, three hotels, with a total of 148 rooms, were rendered operational. In total, by the end of 2006, four hotels with an aggregate number of 480 new rooms are to be opened on the Poznań market.

The Wrocław Market

No new hotel was rendered operational on the Wrocław market in 2004. The share of Orbis hotels versus hotels of the first-degree competition stood at 37.1% at the end of 2004. Taking into account the Sofitel Dorint (205 rooms) operated under the management contract, the said market share stood at 45.6%. Some 300 new room will be made available at the Wrocław market by the end of 2006.

The Szczecin Market

The share of Orbis Group hotels in the Szczecin market versus first-degree competitors stood at 49.0% at the end of 2004. One hotel, a three-star hotel with 30 rooms was rendered operational in 2004.

The Lublin Market

The share of Orbis Group hotels on the Lublin market versus first-degree competitors stood at 21.2% at the end of 2004. One hotel, namely a two-star Campanile hotel (with 81 rooms) was rendered operational in 2004. Approximately 240 rooms may be made available by the end of 2006.

The Toruń Market

In 2004, three hotels were opened on the Toruń market (122 rooms in aggregate, target number is 178). Given that Toruń is a considerably small market, it brought about a significant drop in the share of Orbis Group hotels versus hotels of the first-degree competition. At the end of 2004 the said share equaled 48.1%. Plans for the years 2005-2006 provide for the opening of one hotel with 98 rooms.

3. Marketing and Promotion of the Company

3.1. Commercial Policy

Orbis S.A. commercial policy guidelines for the year 2004, laid down in Resolution no. 3 of January 20, 2004, were adapted to common requirements for all brands: Sofitel, Novotel, Mercure, Orbis as well as Holiday Inn. The rates system, based on uniform principles, was in effect in all Orbis S.A. hotels, regardless of the brand, and provided for:

- separate rates systems for the tourist and business markets, based on differentiated rates levels correlated with the volume of partner's turnover;
- currency: the majority of Orbis S.A. hotels adopted PLN as a currency in which Rack Rates and the remaining rate categories designed for the business traffic were fixed. This relates to the fact that the business traffic comes predominantly from companies operating on the Polish market. As regards the tourist market, for which the foreign incoming traffic is of decisive significance, rates continued to be published in EUR;

  Hotels that in 2004 adopted EUR as the currency for business rates include: Novotel Bronowice and Francuski in Cracow, Mercure and Novotel Centrum in Poznań, Europejski, Novotel Airport, Novotel Centrum in Warsaw, Sofitel Victoria and Holiday Inn in Warsaw;
- for tourist traffic the commercial year, which in case of business traffic corresponds to the calendar year, runs from April 1, 2004 to March 31, 2005;
- room rate included overnight accommodation, breakfast and VAT; for Sofitel Victoria and Holiday Inn hotels the breakfast rate is published separately;

The pricing policy assumptions for 2005 provide for restructuring of the system of hotel rates fixing applicable in 2004. Changes introduced in the rate fixing principles applicable in 2005 related to:

- new pricing policy that consists in the establishment of three new rates: published - RA1 and promotional rates - RA2 and RA3;
- tactics of presenting hotel rates by excluding the price of breakfast;
- rate currency: Novotel Malta in Poznań has been added to the hotels that fix all their rates in EUR;
- market coordination: appointment, in December 2004 on the five major markets (in Warsaw, Gdańsk, Cracow, Poznań and Wrocław), of Regional Directors (DOP), entrusted with coordination of the following areas: operating activities, sales and marketing, HR management, accounting, IT and technical operation and maintenance. These measures have as their objective to ensure maximum profits for the region, maximization of level of guests' satisfaction and caring for regular enhancement of their loyalty;
- modification and regular perfecting of the Central Price List – a program that serves to aggregate rates of all Orbis S.A. hotels into one Central Data Base representing

also the only source of feeding the Call Center and OrbisOnLine reservation systems.

3.2. Occupancy Rate, Average Daily Rate and RevPAR

In 2004, the total number of rooms sold to guests of Orbis S.A. hotels amounted to 1 655 650, i.e. by 95 416 rooms more (+ 6.1%) than in 2003. Each quarter of the year witnessed an increase in the number of rooms sold as compared to corresponding periods of 2003: in the first quarter the growth equaled 10.2%, the second quarter - 8.8%, the third quarter - 5.2% and the fourth quarter - 0.8%.

As at the end of 2004**, the occupancy rate** in annual terms stood at 45.2%, by 2.5 percentage points more than in 2003 (42.7%). Three markets generated an average annual occupancy rate in excess of 50%: Tri-City – 54.6%, Cracow – 52.2% and Wrocław – 51.8%. The lowest occupancy rate was reported in hotels operating on the Katowice market – 31.1%, Poznań market – 36.4% and Szczecin market – 37.6%. The following markets improved occupancy rate as compared to 2003: Wrocław by 8.0 percentage points, Cracow by 6.6 percentage points, Szczecin by 4.5 percentage points, Warsaw by 1.5 percentage points, Tri-City by 1.2 percentage points, as well as in the group of leisure hotels - 4.2 percentage points. A drop in occupancy rate was reported in hotels in Katowice - 2.3 percentage points and in Poznań - 1.2 percentage points.

The Average Daily Rate per one room sold in 2004 totaled PLN 197.1 (the quoted figure represents a net rate without breakfast and VAT). It reflects a decline by 6.5% as compared PLN 210.8 generated in 2003. The reported decrease was brought about by strong competition on the market as well as by the appreciation of the exchange rate of PLN towards EUR in the third and fourth quarter of 2004. In terms of the main hotel markets, the highest Average Daily Rate was reported by hotels in Poznań – PLN 257.7, this market being, at the same time, the only one that reported an increase in the ADR. The subsequent market was Warsaw – PLN 247.9 followed by Katowice – PLN 195.7. On the other hand, the lowest Average Daily Rates were attained by hotels in Szczecin – PLN 131.3 and on the Wrocław market – PLN 139.1.

Despite a decline in the Average Daily Rate on the majority of markets, **the revenue per available room (RevPAR)** decreased by only 1.0% as compared to 2003 and equaled PLN 89.1.

3.3. Market Segmentation

In 2004, the number or rooms sold grew both in the tourist segment – by nearly 22 thousand rooms (+3.1%), as well as in the business segment – by over 73 thousand rooms (+8.7%).

As compared to 2003, a minor change occurred in the guests' structure, with a shift towards the guests of the business segment. As at the end of 2004, the share of that segment grew to 55.5% against 54.2% in 2003. Guests from the tourist segment accounted for 44.5% in 2004.

The level of average rates generated in individual segments in the years 2003 and 2004 is presented in chart no. 2.

Chart 2 Rate segmentation in 2003 and 2004


TOURIST
Other tourist
Weekends
Special offers and promotions
Individual tourists
Tourist groups
BUSINESS
Other business
Coneference & Incentive
Corporate (Volume)
Individual business
44.5%
45.8%
2.2%
1.9%
5.0%
5.0%
6.0%
6.8%
4.5%
4.7%
26.8%
27.4%
55.5%
54.2%
9.1%
9.4%
8.6%
7.5%
18.2%
18.4%
19.7%
18.9%
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%
60.0%
2004
2003

In the tourist segment, the Average Daily Rate attained in 2004 stood at PLN 159.4 and was by 6.2% lower as compared to the rate generated in 2003, i.e. PLN 170.0.

Chart 3 Average Daily Rates in segments in 2003 and 2004


TOURIST
Other tourist
Weekends
Special offers and promotions
Individual tourists
Tourist groups
BUSINESS
Other business
Conference & incentive
Corporate (Volume)
Individual business
159.4
170.0
254.0
278.3
189.0
209.4
162.0
170.6
176.7
181.1
142.5
153.3
227.6
245.8
179.7
194.3
213.8
233.3
218.6
243.6
264.2
278.4
0
50
100
150
200
250
300
2004
2003

The share contributed by Poles to the structure of room sales of Orbis S.A. hotels went up from 34.9% in 2003 to 36.2% 2004.

Germans continue to be the most numerous group of foreign guests of Orbis hotels. Their share in the number of rooms sold stood at 23% and remained at the level reported in 2003 (23.1%). Chart no. 4 presents segmentation per country.

In terms of foreign arrivals from Orbis' main markets, the dominant segment is tourism, including group tourism from Israel. Out of the total number of guests from Israel, groups account for as much as 84% of all arrivals. Furthermore, tourist groups contribute 56% to arrivals from Germany and 48% from USA and Canada.

Chart 4 Market segmentation in 2003 and 2004


Austria
Belgium
Czech Rep & Slov.
France
Spain
Netherlands
Israel
Japan
Germany
Russia/FIS
Switzerland
Hungary
Great Britain
Italy
USA & Canada
Scandinavia
Other countries
POLAND
0%
5%
10%
15%
20%
25%
30%
35%
40%
2004
2003

Among Eurpoean markets other than Germany, i.e.: Great Britain, Scandinavia, France and Italy, individual travelers, both business and tourist, prevail in the overall traffic.

The domestic market is highly dominated by business stays, with a major contribution of MICE events – conferences, seminars and training sessions.

Chart 4a Rate segmentation on selected markets in 2004


POLAND
Germany
Scandinavia
USA and Canada
Italy
Great Britain
Israel
France
TOTAL
2% 22% 36% 25% 15%
56% 13% 19% 10%
32% 23% 26% 13% 6%
48% 14% 26% 8% 4%
26% 15% 27% 30%
15% 22% 37% 20% 6%
84% 7%
17% 16% 34% 27% 6%
27% 18% 29% 18% 8%
0% 20% 40% 60% 80% 100%
Tourist groups
Individual tourist
Individual business
Corporate (Volume)
MICE

The food & beverage sales in 2004 totalled PLN 202.0 million and grew by 2.6% as compared to 2003. Sales went up in hotels located in: Poznań by 11.1%, in Wrocław by 5.9%, in Szczecin by 4.4% and in Cracow by 2.6%. In Gdańsk and Warsaw, food&beverage sales remained at a level similar to that reported in the preceding year (+0.1% and –0.1%, accordingly), while food&beverage sales in Katowice declined by 6.1%.

Chart 5 Segmentation of food&beverage sales in 2003 and 2004


Breakfasts
28.6
28.5
Groups
13.7
12.7
Conferences
17.5
16.4
Banquets & catering
11.9
12.3
Individual consumers
24.9
26.5
Other
3.8
3.4
0% 5% 10% 15% 20% 25% 30% 35%
2004
2003

Breakfasts continue to largely contribute to the structure of food&beverage sales (28.6%), whilst the share contributed by tourist groups went up to 13.7%, and the share of conferences and MICE events to 17.5%. On the other hand, the share of banquets and catering segment went down to 11.9% and the share of food&beverage sales to individual consumers declined to 24.9%.

3.4. Sales System

In 2004, all contacts with business clients maintained by the Orbis Hotel Group hotels were established via the Central Sales Office. The adoption of a centralized sales system brought about positive effects particularly in the corporate segment. 1 134 corporate agreements and 1 752 MICE agreements were entered into. Contract clients in the Volume Corporate segment availed of 247 320 rooms in hotels, which translates into a 9.2% growth as compared to the preceding year.

In 2004, cooperation with Government and Self-Government Administration was continued, with special offer having been addressed to that special sub-segment that reported a 12.3% growth in room sales.

In 2004, hotel rooms commenced to be sold via OrbisOnLine as well as cooperation with electronic sales systems was intensified at the level of global and local distribution. Agreements governing terms and conditions of cooperation and presentation of rooms in Internet systems are executed at the central level, thus resulting in uniform advantageous terms for all hotels. In the period June-December 2004, 31 469 rooms were sold via OrbisOnLine, of which 27 580 rooms within the framework of special offers.

Based on contracts executed by the Central Sales Office (CSO) with 48 selected Travel Agencies, hotels sold 137 131 rooms in the group segment and 46 571 rooms in the IT segment.

Moreover, in 2004, all hotels were granted access to the Central Register of Clients representing a central data base on clients, executed agreements, terms and conditions of cooperation, rates, financial standing and clients' indebtness.

CSO plans for the year 2005 include:

- bringing re-negotiations in the corporate segment to an end,
- negotiations and reservations for group series for the season 2005/2006,
- attaining a growth in the Average Daily Rate,
- enhancing the use of OrbisOnLine among business clients and Travel Agents,
- positioning of the OrbisOnLine site in Internet search engines,
- changes in visualization and functionality of the corporate site www.orbis.pl,
- distribution of GOV offer adressed to Offices of Public Administration,
- expansion of sales offer to include Accor hotels worldwide,
- cooperation with Accor Sales Offices in the world in the area of implementation of global contracts.

Chart 6

Orbis S.A. – sources of reservation in 2004


Companies 39,4%
Travel agents 35,9%
Hotels 0,8%
Airlines 1,1%
Direct contact 22,7%

Orbis S.A. – reservation channels in 2004


Fax / Letter 57,7%
GDS 3,5%
Internet 7,5%
Walk in 7,7%
Telephone 23,5%

3.5. Loyalty Programs

In 2004, the following loyalty programs functioned in Orbis S.A. hotels:

(a) Orbis Gold Club grouping, as at the end of 2004, a total of 11 137 individual members of whom 57% renewed their membership for a subsequent year in a row. Total room and food&beverage sales amounted to PLN 3501 210, of which PLN 2 507 356 for room sales and PLN 1 003 404 PLN for food&beverage sales. Net profit equaled PLN 2 497 807.

In the second half of 2004, information on food&beverage and room offers commenced to be regularly conveyed (by e-mail) to card holders.

Plans for the year 2005 provide for a considerable intensification of activities aimed at soliciting new partners and expansion of the www.orbis.pl site, adapting it to guests' needs.

Moreover, two new hotels, namely Sofitel Wrocław and Novotel Vilnius, will be incorporated into the Orbis Gold Club program.

(b) Miles & More – continued cooperation with Polish Airlines LOT, that joined Star Alliance in 2003. In October 2004, a promotion was launched allowing to exchange accumulated miles for weekend accommodation at selected Orbis Group hotels.

(c) Orbis Group Hotels, operating under Accor brands, are obligated to honor Accor loyalty programs, including:

- Accor Hotel Favorite Guest – a common loyalty card for all the brands of Mercure, Novotel and Sofitel and, as from November 2004 – also for Ibis hotels;

and Accor's partnership programs:

- Carte Compliment: payment card, a joint undertaking of American Express and Accor, valid in all hotels bearing the Accor brand name,

- Loyalty cards of partner airlines, including among others: Air France, AlItalia, Czechairlines, functioning on analogous principles as the Miles and More program.

The constant and ever-applicable principle prevails – privileges and discounts for the participation in several loyalty programs cannot be combined. The client has the right to choose the offer that is most suitable for him.

3.6. Special Offers

In 2004, Orbis S.A. offered special weekend rates to individual clients in the following campaigns:

- Winter 2004: 23.01.2004 r. - 25.04.2004 r. – a total of 14 877 rooms were sold,
- Summer 2004: 30.04.2004 r. - 29.08.2004 r. – a total of 26 088 rooms were sold.

In the year 2004, the guests of the Orbis S.A. hotels could avail themselves of special weekend offers prepared by leisure hotels.

Orbis promotional campaigns are supplemented with Accor promotional programs with voluntary participation of Accor brand hotels. These include programs of the Accor group common to all the Mercure, Novotel and Sofitel brands:

- seasonal promotions: attracting relatively wide interest due to very attractive rates - Accor Winter Sale and Accor Summer Sale,
- program for individual tourists bearing the name Go As You Please,
- and weekend programs: Novotel Weekend Breaks or Mercure Weekend.

Nearly 19 thousand rooms were sold within the framework of these programs.

Moreover, guests of Orbis S.A. hotels could avail themselves of the HotDeals program introduced in May 2003. It's essence consists in exclusivity: only one hotel of each brand (Novotel and Mercure) from a given country participates in the promotion and participating hotels rotate every 6 weeks.

All Accor promotional offers have been specified on the following WWW sites: www.accorhotels.com, www.novotel.com, www.mercure.com.

3.7. Promotion and Advertising

Promotional and advertising activities undertaken in 2004 at the central level for and on behalf of Orbis Group were carried out with the use of the following tools of promotion:

- Company publications (printing and distribution of information booklets, leaflets, brochures, folders),
- running ads in the media (popular and hotel industry press, television, Internet),
- participation in fairs and exhibitions (in Poland and abroad),
- sponsoring and PR (cooperation with organizations and institutions involved in promoting Poland abroad).

As regards the above activities, special emphasis was laid on shaping the image of Orbis S.A. Hotel Group offering services of a standard determined by a well known brand and on shaping the image of individual hotel brands: Sofitel, Novotel, Mercure, Ibis and Orbis Hotels.

Company publications represent important tools of promotion that support sales. Distributed in hotels, at fairs, during commercial presentations, sponsored events and by direct mailing, Company publications reach Company's business partners and potential clients. They form not only a source of information on Orbis Group hotels and their offers, but also represent a showcase of the Company, shaping its image in its environment. Publications released in 2004 included, among others, a series of publications promoting the OrbisOnLine reservation system, product and address brochures (weekend, GOV, golf, Mercure and Novotel with promotional coupons) and 9 editions of the ORBIS News bulletin.

Advertising in the media

In 2004, the campaign promoting the image of Orbis Hotel Group and the product & image-enhancing campaigns of Novotel, Mercure and Orbis Hotels brands as well as the campaign promoting the OrbisOnLine reservation system (also in the Internet) were pursued simultaneously in 2004. Campaigns were run in two stages: April-June and September-November.

The press

Advertisements were run in high-circulation dailies (Rzeczpospolita, Gazeta Wyborcza, Puls Biznesu), in social and cultural weeklies (Polityka, Wprost, Newsweek, Nowe Życie Gospodarcze, The Warsaw Voice, Warsaw Business Journal), and magazines (CNN Traveller, LOT Kaleidoscope, Polish Market, Gazeta Antykwaryczna, Golf&Life) or in the hotel industry press (TTG, Podróże, Aktualności Turystyczne, Rynki Zagraniczne, Warsaw/Cracow/Gdańsk/Poznań/Wrocław In Your Pocket) and hotel industry information booklets (Pascal – Hotele i Restauracje w Polsce, Konferencje w Polsce). Beside traditional full-page advertisements such forms as interviews, sponsored texts and presentations were used.

In 2004, cooperation continued with the television news channel TVN24, thanks to which in the first half of 2004, 250 30-second spots presenting Orbis Group hotels were broadcast. Logotypes of the Orbis Hotel Group and hotel brands were presented on the II channel of the Polish Television in 64 sponsored billboards broadcast in the course of trailers and programs of the Piękniejsza Polska series.

Fairs and exhibitions

The offer of the Orbis Hotel Group was presented during most important tourist industry fair events in Poland and abroad: ITB in Berlin, MIT in Moscow, WTM in London, MTG in Gdańsk, TT in Warsaw, TourSalon in Poznań. Special focus was placed on promotion of the OrbisOnLine reservation system (graphic elements of stand decor, multi-media presentation, distribution of publications).

Orbis – General Partner of the Polish Tourist Organization (PTO)

In 2004, the Company continued partner cooperation with the PTO and became a sponsor of „Piękniejsza Polska" Movement, having as its objective to present places that are attractive from tourist or cultural point of view. The concept and assumptions underlying the Movement, to which the President of Poland provided honorary auspices, were promoted in the series of TV programs broadcast in the II Channel of Polish Television. Under a separate agreement executed with PTO, Orbis S.A. was granted a right to place advertising billboards with links to the homepage on Internet sites: www.pot.gov.pl, www.poland-tourism.pl and sites of PTO branches in 12 countries (home pages and tabs on e.g. rooms, reservation systems, recommended congress hotels).

Orbis S.A. – partner of the Polish Economy Promotion Program

The Polish Economy Promotion Program is implemented under the auspices of the Minister of Foreign Affairs and the Minister of Economy, Labor and Social Policy of the Republic of Poland. Within the scope of continued cooperation, the Orbis Hotel Group was promoted amongst political and economic elites in Poland and abroad. A selected group of persons received, along with The Warsaw Voice weekly, the subsequent editions of the ORBIS News brochure.

3.8. Marketing Plan

The plan of promotional and advertising activities provides for the implementation of tasks that have as their objective to enhance demand for hotel, conference, food&beverage services and to shape up the image of the Company as Poland's largest hotel network, with hotels of diversified standard, offering services of a quality guaranteed by renowned brands: Sofitel, Novotel, Mercure, Ibis, Holiday Inn and Orbis Hotels.

The chief marketing objectives and tasks for 2005 include:

1. Introduction of a new organization of the marketing department. Comprehensive brand management by brand managers supported by specialists (advertising, PR, pricing, Internet);
2. Undertaking joint marketing campaigns within introduced regional marketing;
3. Promoting new corporate logo for the Orbis Group (press conference); image and product-enhancing campaign of the Orbis Group focusing on a new logo, celebrations of Orbis's 85th anniversary and on advertising hotel brands will be conducted from April till June;
4. Celebration of the 85th anniversary of Orbis. PR activities to be undertaken throughout the year will include among others, competitions, exhibition of Orbis souvenirs, poster competition, Polish Post Office stamp, promotion of Orbis during events organized by hotels. Celebrations will come to the climax with a gala party to be held in October, combined with the opening of the upgraded Novotel Warszawa Centrum;
5. Development of new forms and techniques of communication (advertising) - new graphic visualization of the Orbis Hotel Group communication, cooperation with agencies, standardization of advertisements;
6. Optimization of the use of a new distribution tool www.orbisonline.pl;
7. Preparation of guidelines and introduction of a new pricing policy in the tourist segment for the year 2006-2007;

8. Building up cooperation with cheap airlines;
9. Expansion of loyalty programs:
   - Refreshment of the Orbis Gold Club loyalty program (new terms and conditions, more intense communication with card holders),
   - More dynamic sales of the Accor Hotels Favorite Guest cards,
   - Creation of a new loyalty program for Orbis Group clients and partners,
   - Creation of a central loyalty program for assistants.

In 2005, marketing activities within the scope of individual hotel brands will focus on increase of their identification, introduction of new graphic cards and dynamic pricing policy as well as preparation and introduction of new standards.

4. Objectives for Improvement of Quality and Standards of Services

4.1. Hotels

Basic tasks carried out throughout the year 2004 in respect of hotel room services focused on:

- improvement of work of operating units (reception and floor services), by way of changes in work organization and providing equipment with a view to the achievement of better operating results and more efficient use of teams of employees;
- employment optimization in receptions and floor services within the framework of employment restructuring in hotel branches;
- cooperation with hotels affiliating with Accor brands (Sofitel, Novotel and Mercure) as regards the standard equipment in hotels, operational forms, advertising and promotion, exterior and interior signage, functioning of marketing programs, themes, etc.;
- examination and analysis of costs of hotel room services with respect to income generated by hotels on that type of activities (% gross);
- continuation of adaptation works of the FOCUS manual containing control and supervision procedures;
- cooperation with the Purchasing Department in respect of selection of appropriate suppliers for the Sofitel, Novotel, Mercure and Orbis brands;
- standardization of the Rehot and Fidelio reception systems, functioning in branches;
- cooperation with E-commerce department in the area of the functioning and training for reception desk personnel in Internet reservation systems;
- cooperation with the marketing Department in elaboration of a new line of operating forms, i.e. New Visual Identification Catalogue for Orbis brand hotels.

All these activities served to raise the standard and quality of hotel room services rendered in Company's hotels and to attain best performance results and will be continued also throughout the year 2005.

4.2. Food&Beverage

As far as the food&beverage department is concerned, the employees of the Food&Beverage Production and Operation Units implemented the following tasks:

- a joint promotion of Greek cuisine was conducted during the Athens Olympic games in order to make the offer more attractive and to enhance the quality and presentation of dishes,
- children's menu was introduced, common for Orbis, Mercure, Sofitel and Holiday Inn hotels,
- the second edition of Grand Vins Mercure wine list for the season 2004-2005 was introduced as well as a framework wine list for hotels of the Mercure, Novotel and Orbis brands to be introduced from April 2005 was elaborated,
- separate standards for breakfasts, prepared on the basis of produce from recommended suppliers, for Novotel, Mercure and Orbis hotels was introduced,
- principles governing the elaboration of menu for Orbis hotels, based predominantly on Polish Cuisine dishes, were prepared and will be implemented from April 2005,
- training for sommeliers was provided in cooperation with the Personnel Training Center,
- cooks were trained in new techniques of preparation and presentation of dishes as well as in the preparation of dishes from Italian cuisine,
- the HACCP system was introduced in all hotels in cooperation with the company Siliker; implementation works are scheduled to come to an end in May 2005,
- a proposal of common food&beverage promotions for 2005 was worked out: Italian cuisine days - February 2005, fish, crayfish and snails - May 2005, promotion of grilled dishes August 2005, game and underbush dishes - November 2005.

Plans for 2005 provide for provision of trainings, continuation of works on a base menu for Orbis hotels, launching of a series of joint food&beverage promotions and improvement of Food Cost and Beverage Cost ratios in order to attain optimum cost-to-price ratio.

4.3. Professional Training Programs

Professional training sessions organized in 2004 by the Personnel Training Center focused on the following issues:

- trainings adapting to Accor standards, transferred form the Accor Academy,
- work techniques of operating services,
- integration trainings,
- marketing trainings,
- management and work organization,
- train-the-trainers sessions and sessions for organizers of internal trainings,

- economic and financial training,
- Labor Law training,
- IT training,
- voluntary work inspection, fire-prevention and work safety&hygiene,
- work quality trainings, techniques and standards of services provided to guests,
- professional trainings.

In 2004, special emphasis was laid on training the team of professional train-the-trainers in hotels through the implementation and popularization of principles of periodic assessment of employees, on adaptive training for hotels of the Accor brands, training programs transferred from the Accor Academy, commencement of implementation of the HACCP system, implementation of a foreign languages teaching program. In connection with the development of IT techniques in the Company, a comprehensive package of IT training courses was introduced.

In 2004, the Personnel Training Center (PTC) organized the following trainings in thematic groups, defined in accordance with the classification applied in the Accor Academy:

- operating trainings in professional techniques (106 trainings),
- training on alignment with EU requirements, brand standards and management staff development systems (79 trainings),
- management trainings (98 trainings),
- IT and new technologies trainings, CKK, on-line sales (12 trainings),
- economic and financial trainings (23 trainings).

In aggregate, in 2004 the PTC conducted 318 trainings for 5 766 participants.

5. Basic Operating and Financial Ratios & Figures

Table 2 Breakdown of Orbis S.A. financial results for 12 months of 2003 and 2004 (in PLN '000)

	Item description	2003 Actual figures		2004 Budget	2004 Actual Figures		2004/ 2003	2004/ 2004 budget
1	2	3		4	5		5 : 3	5 : 4
1	Operating revenues	575 116.2		590 920.5	578 091.8		100.5%	97.8%
2	Operating expenses	223 683.6		217 279.5	219 909.0		98.3%	101.2%
3	Operating income	351 432.6		373 641.0	358 182.8		101.9%	95.9%
4	Undistributed operating expenses	211 591.7		220 356.0	217 061.5		102.6%	98.5%
5	Gross operating profit	**139 840.9**	**100.0%**	**153 285.0**	**141 121.3**	**100.0%**	**100.9%**	**92.1%**
6	Fixed costs	83 100.8	**59.4%**	83 746.7	90 231.1	**63.9%**	108.6%	107.7%
A	of which: depreciation, of which:	51 691.5	x	54 524.1	62 486.9	x	120.9%	114.6%
	- Depreciation and amortization of tangible assets *	50 608.7	x	53 751.1	61 644.5	x	121.8%	114.7%
	- Low-price equipment depreciation	1 082.8	x	773.0	842.4	x	77.8%	109.0%
B	Leasing	97.6	x	99.0	169.4	x	173.6%	171.1%

	Item description	2003 Actual figures		2004 Budget	2004 Actual Figures		2004/ 2003	2004/ 2004 budget
1	2	3		4	5		5 : 3	5 : 4
C	Local fees and taxes	20 682.3	x	21 564.7	20 721.5	x	100.2%	96.1%
D	Social tax (PFRON)	2 127.8	x	2 570.4	2 375.1	x	111.6%	92.4%
E	VAT	409.1	x	392.1	328.6	x	80.3%	83.8%
F	Property insurance	1 671.3	x	2 069.0	2 136.4	x	127.8%	103.3%
G	Tenancies, rents	4 425.6	x	206.4	144.5	x	3.3%	70.0%
H	Other fixed costs	1 995.6	x	2 321.0	1 868.7	x	93.6%	80.5%
7	Operating profit after fixed costs (Profit on sales)	56 740.1	**40.6%**	69 538.3	50 890.2	**36.1%**	89.7%	73.2%
8	EBITDA	108 431.6	**77.5%**	124 062.4	113 377.1	**80.3%**	104.6%	91.4%
9	Other operating revenues	10 088.1	**7.2%**	11 666.3	47 322.0	**33.5%**	469.1%	405.6%
10	Other operating costs	19 186.7	**13.7%**	9 406.8	54 682.4	**38.7%**	285.0%	581.3%
11	Operating profit	47 641.5	**34.1%**	71 797.8	43 529.8	**30.8%**	91.4%	60.6%
12	Financial revenues	28 938.6	**20.7%**	18 125.8	55 599.0	**39.4%**	192.1%	306.7%
13	Financial costs	12 538.1	**9.0%**	23 349.5	44 528.0	**31.6%**	355.1%	190.7%
14	Extraordinary profit / loss	5.1	**0.0%**	0.0	0.0	**0.0%**	0.0%	x
15	Gross profit	64 047.1	**45.8%**	66 574.1	54 600.8	**38.7%**	85.3%	82.0%
16	Income tax	19 580.9	**14.0%**	15 263.1	5 775.9	**4.1%**	29.5%	37.8%
17	Net profit	44 466.2	**31.8%**	51 311.0	48 824.9	**34.6%**	109.8%	95.2%

The **Gross Operating Profit (GOP)** generated by Orbis S.A. during the **12 months of 2004** equaled PLN 141.1 million and was by 0.9% higher than the G.O.P. generated in 2003.

Fixed costs equaled PLN 90.2 million, reporting an increase by 8.6% in comparison with the year 2003.

Depreciation was increased by 20.9% due to modernization of hotels and purchases, as well as application of new balance sheet depreciation rates in respect of buildings (growth in depreciation by PLN 8.9 million).

Real property tax rates amounted to PLN 20.7 million and grew by 0.2% in comparison with the year 2003.

Costs of leasing went up after four quarters of 2004 (by 73.6%) due to purchase of cars, property insurance increased (by 27.8%) due to increase of rates because of growth of asset value, and the disabled fund PFRON went up (by 11.6%).

The VAT tax and other fixed costs went down in comparison with 2004 by 19.7% and 6.4% respectively.

The item of tenancies and rents decreased in comparison with 2003 by 96.7%. It was caused by setting up of a provision in the amount of PLN 4.3 million in 2003 to secure potential consequences of a litigation related to the Europejski Hotel. After statistic adjustment of the 2003 item by the amount of the provisions, the item of tenancies and rents increased by 15.1%.

The ratio of fixed costs to GOP increased from 59.4% in 2003 to 63.9% in 2004.

In 2004 **operating profit after fixed costs** in Orbis S.A. totaled PLN 50.8 million reflecting decline by 10.3% in comparison with 2003.

In consequence of the changes described above, after 12 months of 2004, the **EBITDA** equaled PLN 113.4 million. This level reflects a 4.6% growth as compared to 2003. The ratio of EBITDA to the GOP increased by 2.8% (from 77.5% during 12 months of 2003, to 80.3% in 2004)

In 2004 **other operating revenues** reached the level of PLN 47.3 million and were by 369.1% higher than in 2003. The main items here were:

1. profit from sale of non-financial assets amounting to PLN 17.9 million, including sale of Sofitel hotel in Kraków amounting to PLN 12.6 million and sale of transport vehicle parking yard in Warsaw at Łopuszańska street amounting to PLN 4.8 million,
2. other operating revenues (PLN 29.4 million), including:

- unused provisions amounting to PLN 21.5 million (including, but not limited, dismantled provision for Warimpex amounting to PLN 20.3 million, provisions for employees and provisions for reservation systems),
- revenues from trademarks (PLN 2.3 million),
- other revenues amounting to PLN 2.0 million (received damages, penalties and fines, refundable students' remuneration and other),
- other revenues from non-financial investments amounting to PLN 1.8 million.

The **other operating costs** reached the level of PLN 54.7 million and grew by 185.0% as compared to 2003. The major categories here include:

1. provisions set up for potential liabilities arising under the dispute regarding the Europejski Hotel and to secure potential costs in the amount of PLN 30.0 million
2. employment restructuring costs, i.e. severance and compensatory payments paid out under the regulations of the Social Pact amounting to PLN 8.6 million (including provision for employment restructuring costs of PLN 4.1 million),
3. provisions for liabilities to employees amounting to PLN 6.4 million, including jubilee awards of PLN 4.6 million, retirement severance payments of PLN 1.8 million,
4. assets liquidation costs amounting to PLN 5.3 million (including cost of written documentation related to modernization of Grand Hotel in Sopot of PLN 4.3 million),
5. costs of fixed differences of PLN 0.9 million (write-off of uncollectible debt),
6. costs of non-financial investments of PLN 0.6 million,

The **operating profit** in 2004 reached the level of PLN 43.5 million, i.e. decreased by 8.6% as compared to the past year. At the same time, its share in the GOP decreased from 34.1% in 2003 to 30.8% in 2004.

The **financial income** after four quarters of 2004 totaled PLN 11.1 million and amounted to 67% of the financial income generated by the Company in 2003.

Financial revenues in 2004 totaled PLN 55.6 million accounting to the increase of 92% in comparison with 2003. They consisted predominantly of revenues of foreign exchange (PLN 40.1 million - 72.1%) and dividend from Hekon - Hotele Ekonomiczne S.A. (PLN 11.0 million - 19.8%) that amounted to 91.9% of the total financial revenues in 2004.

The financial costs from January until December 2004 totaled PLN 44.5 million. They were mainly related to revaluation of costs of embedded instrument (SWAP) securing exchange rate risk in accordance with terms and conditions of the Agreement executed with Société Generale Bank in May 2004, with regard to approximately 80% of syndicate credit facility denominated in EUR. Interests on long and short-term liabilities constituted another financial cost generating item. The interests are mainly related to acquisition of Hekon, i.e., long-term syndicate credit facility (EUR 48.7 million), deferred payment to Accor S.A. (constituting equivalent of EUR 13.7 million) and short-term liabilities related to notes issued by the company amounting to PLN 109.6 million subscribed by Hekon as part of settlement of the above-mentioned acquisition. The two, above-mentioned cost items accounted for almost 95% of the total financial costs in 2004

The **gross profit** in 2004 equaled PLN 54.6 million and was by 14.7% lower than the gross profit generated in 2003. Its ratio to the GOP declined from 45.8% in 2003 to 38.7% in 2004.

The **net profit** in 2004 totaled PLN 48.8 million and grew by 9.8% as compared to the year 2003. At the same time, its ratio to the GOP increased from 31.8% in 2003 to 34.6% in 2004. A significant difference of income tax related to change of the income tax rate (from 27% to 19%) and an adjustment of deferred tax related to exchange rate differences amounting to PLN 41.3 million had a major impact on the net profit.

Chart 7

The ratio of the operating profit and financial profit to the gross profit in the year 2003 and 2004



100%
80%
60%
40%
20%
0%
16 400
11 071
2003
2004
Operating profit
Financial profit

6. Key Operating Ratios

6.1. Hotels' Operating Performance

During the period January-December 2004, the net sales of finished products, goods for resale and raw materials generated by Orbis S.A. amounted to PLN 578.1 million, which reflects a 0.5% increase as compared to the value of sales achieved during the corresponding period of the past year. On the other hand, the **costs of products, goods and raw materials sold** equaled PLN 399.7 million and increased by 0.3% as compared to the year 2003.

The table below presents the breakdown of operating results and their growth/decline dynamics.

Table 3 Operating performance of Orbis S.A (in PLN '000)

Item description	Jan-Dec 2003	Jan- Dec 2004	2004/2003
Net operating revenues from sales	575 116	578 092	100,5%
Costs of products sold	398 590	399 671	100,3%
Gross margin on sales	119 786	127 530	106,5%
Profit on sales	56 740	50 890	89,7%
Other operating income/loss	- 9 099	- 7 360	-
Operating profit	47 642	43 530	91,4%

The **operating profit** equaled PLN 43.5 million, reflecting a decline by 8.6% as compared to 2004.

- **Factors affecting the revenues**

During the period January-December 2004, Orbis S.A. hotels generated operating revenues in the amount of PLN 572.5 million, i.e. by 0.5% higher than in 2003. Structure of operating revenues is shown in chart 8.

Chart 8

Orbis S.A. hotels operating revenues structure in the year 2004



56%
3%
1%
4%
1%
Rooms
Food & beverage
Telecommunications
Rentals
Shops and mini bars
Other revenues

During the period under analysis, 32 hotels generated operating revenues at the level exceeding past year's figures, of which 11 hotels recorded a growth in excess of 10%.

In terms of individual departments, the revenue growth dynamics was as follows: other revenues 107.1%, food&beverage 102.6%, rentals 102.3%, room department 99.2%, hotel shops and mini bars 92.5% as well as telecommunications 79.5%.

As regards **operating revenues**, **Wrocław** hotels proved to represent the most active group. Hotels located on that market generated operating revenues dynamics at the level of 107.5%.

Szczecin hotels generated operating revenues at the level of 106.7% of the past year's figure.

Poznań hotels, another group of hotels that continued to report a growth in sales, generated operating revenues dynamics of 105.0%.

Gdańsk hotels reported increase of operating revenues by 0.5%.

Operating revenues generated by Kraków hotels amounted to 98.3% of operating revenues generated in 2003.

The **Warsaw** urban agglomeration generated operating revenues that were by 5.0% lower than in 2003.

The lowest dynamics of operating revenues among the analyzed markets was reported by the **Katowice** urban agglomeration hotels (89.4% of the 2003 level).

Hotels located in other cities reported sales by 7.1% higher than in 2003.

- **Cost drivers**

During the period January-December 2004, the **operating expenses** in the hotel activity equaled PLN 217.1 million and were by 1.8% lower than those incurred in 2003.

Taking into account the performance of individual hotels, 25 hotels reported growth of expenses surpassing the level of 2003. In 23 hotels the operating expenses reached the levels ranging from 90.0% to 99.9% and in 6 hotels between 80.0% and 89.9%.

In terms of individual departments, the hotels reported the following operating expense levels as compared to 2003: rentals - 139.2%, other expenses – 110.0%, food&beverage department – 98.4%, room department – 97.0%, hotel shops and mini bars – 85.3% and telecommunications – 83.9%.

During the period under analysis, the efficiency of the room as well as food&beverage departments improved. The ratio of room department expenses to sales went down by 0.5 percentage points and totaled 21.9%, while the corresponding ratio for food&beverage expenses decreased by 2.7% and equaled 64.2%.

As a result of the changes in the expense and revenue structure outlined above, the **operating income** in the hotel activity **during the period January-December 2004** reached PLN 355.4 million. This figure is by 2.0% higher than in 2003.

The **undistributed operating expenses during the period January- December 2004** were by 2.1% lower than in 2003. When broken down into their cost subcomponents, only marketing exceeded the past year's figure.

During the period January-December 2004, Orbis S.A. hotels generated a **Gross Operating Profit (GOP)** of PLN 189.2 million. This figure reflects a 5.8% growth as compared to the year 2003. At the same time, the GOP ratio to sales increased by 1.7 percentage point and equaled 33.1%.

In 2004, 39 hotel branches managed to generate a higher GOP as compared to the year 2003, of which 10 hotels reported growth above 130%.

In respect of the GOP the most effective hotels were those located in **Wrocław.** The average GOP dynamics of these hotels as compared to 2003 was 146.2%.

The **Szczecin** hotels reported an average GOP growth dynamics of 132.8% in comparison with 2003.

The **Poznań** market reported a GOP growth dynamics of 110.9%.

The **Kraków** market hotels generated GOP higher by 8.8% than in 2003.

Another group of hotels reporting a GOP growth during the period January-December 2004 as compared to the figure in the corresponding period of 2003 are hotels located in the **Gdańsk** area. The average growth equaled 3.6%.

The **Warsaw** urban agglomeration hotels generated GOP lower by 4.5% in comparison with 2003.

The **Katowice** area hotels generated GOP lower than in 2003 (decline by 23.1%).

Hotels located in other cities reported GOP higher than in 2003 by 17.5%.

The **fixed costs** in Orbis hotels in 2004 equaled PLN 85.4 million and were by PLN 7.6 million higher than in the year 2003.

Increase of depreciation by 21.4% had a significant impact on the fixed costs. It was mainly related to adjustment of balance sheet depreciation of hotel and office buildings that were included in 2004 fixed asset register.

The tax on real property, land tax and the fee for a perpetual usufruct (free-hold) of land amounted to PLN 19.1 million and increased by 2.2% in comparison with 2003.

High increase of lease cost of over 73% was caused predominantly by purchase of company cars.

Insurance costs grew by almost 29% as a result of growth of premiums payable due to the increase it the value of property.

Other fixed costs grew by 15.1% due, but not limited to, higher legal charges and alcoholic beverage sale license fees.

PFRON grew by over 11% as a result of decrease of discounts related to purchases and services provided by companies employing handicapped persons.

VAT and rent and lease declined in comparison with the past year.

In 2004, the hotels' EBITDA equaled PLN 163.6 million. This level reflects a growth by PLN 13.3 million as compared to 2003.

The EBITDA level improved in 39 hotels as compared to the year 2003. Such improvement was reported mainly by those hotels, which achieved an improvement in the G.O.P. level as a result of increasing the number of rooms available for use after upgrading works or after an in-depth restructuring.

7. Employment and Payroll

7.1. Employment Level and Structure

In 2004, the average employment in the Company, calculated in terms of full-time posts, amounted to 4 952 posts. As of December 31, 2003, a total of 5 132 persons were employed in the Company, while as of December 31, 2004 this number equaled 4 807, of which 4 562 (94.9%) were full-time employees (also seasonal or temporary employees) – and 245 persons (5.1%) worked as part-time employees. 24 persons of the latter figure had the status of a retiree or a pensioner. As of December 31, 2004, the Management Board's Head Office employed 262 persons, and the Branches employed 4 545 persons. The smallest Branch employed 11 persons (Motel Wrocław), while the largest one - 238 (Novotel Centrum Warszawa).

The largest group of the employed were females in the 41-50 age group (31.4% of the total number of employees and 48.6% of the total number of women) as opposed to the least numerous employee group, i.e. females above the age of 56 (1.4% of the total number of employees and 2.1% of the total number of women). The average age of employees was 43 for women, and 42 years for men. The average length of employees' service in 2004 stood at 22 years, of which 17 years in Orbis.

In 2004, a total of 330 persons (full-time positions) were enrolled in Orbis S.A., of which 32 persons resumed work following the expiry of their up-bringing or non-payable leaves.

Table 4 Structure of employment by age (as of December 31, 2004)

age groups	total in %	of which: according to sex, in %	
		females/total females	males/to total males
up to 25	4.04	2.93	6.06
26 - 30	7.13	6.62	8.08
31 - 35	10.56	10.17	11.28
36 - 40	15.74	15.84	15.56
41 - 45	19.40	20.31	17.76
46 - 50	24.64	28.32	17.93
51 - 55	14.60	13.69	16.27
56 - 60	3.01	1.89	5.05
61 - 65	0.74	0.20	1.72
over 66	0.13	0.03	0.30
Total	100	100	100

914 employees, representing **17.8% of persons employed as at December 31, 2003** were laid off. Out of the total number of laid-off employees, 66 persons retired and 22 persons took up-bringing and non-payable leaves, further, 319 persons were laid off following the termination of their contracts by employer, 59 persons terminated their employment contracts themselves. Contracts concluded with 18 persons were terminated in connection with their incapacity to perform work. As regards remaining persons who were laid-off (430 employees), their employment contracts were either terminated upon a mutual agreement between the employee and the employer, after the lapse of time for which the employment contracts had been concluded or due to expiry of the employment contract.

7.2. Payroll&Related Expenses and Effects of Restructuring

Average employment for the year 2004 was by 11.8% lower than in the preceding year. A reduction of staff in operational departments by 12.6% is a result of employment reductions in support areas (laundry, miscellaneous services, hotel shops) by 24.7%, in room department by 12.9% and in food&beverage department by 11.1%.

In the general administration (accounting, IT, administration and management), the number of posts fell by 11.1%, in the property operation and maintenance by 17.6% and in the marketing department by 2.9%. A growth in employment in the Management Board's Head Office is a result of the organization of internal audit services.

Employment during the fourth quarter of 2004 was by 2.3% lower than the average for the preceding quarter.

The employment per room ratio in hotel branches fell from 0.54 to 0.47; the same ratio calculated for employment in December amounted to 0.45.

Table 5 Employment in Orbis S.A. (by posts)

	Jan. – Dec. 2004	Jan. – Dec. 2003	3rd quarter 2004	4th quarter 2004
Management Board's Head Office	266.2	254.4	266.3	266.5
Accounting and IT	398.6	452.1	393.0	386.0
Property operation and maintenance	454.9	552.2	429.6	424.0
General administration and management	233.6	258.7	228.9	218.3
Operating departments	3 418.7	3 913.3	3 377.9	3 284.3
Marketing	179.9	185.3	177.0	180.2
TOTAL:	**4 951.9**	**5 616.0**	**4 872.7**	**4 759.3**

The costs of severance payments connected with the liquidation of 506 jobs amounted to PLN 4 533.9 thousand, i.e. by 44.0% lower as compared to the preceding year, and by 7% higher than projected, owing to the larger scale of reduction. Moreover, a provision was set up for the costs of restructuring of Europejski Hotel, amounting to PLN 2 969.6 thousand. Total costs of employment restructuring equaled PLN 7 503.5 thousand.

The value of employee remunerations paid-out equaled PLN 163.0 million, which is by 5.0% less than in the preceding year. The average remuneration of PLN 2 742 is higher than that paid in the preceding year by 7.7%, with the increase being to a large extent attributable to a growth in the 13th and 14th salaries brought about by improvement in operating and financial performance of hotels and to changes in the structure of remunerations as a result of employment restructuring.

Implementation of a program of employment optimization and maintaining salary discipline has enabled a reduction of payroll & related expenses in hotels by 7.6% in comparison with 2003, and by 1.5% as compared to the budget. The share of payroll&related expenses in operating revenues of hotels was 30.0%, which was lower by 2.7 percentage points than that achieved in 2003 which is attributable also to a 0.5% increase in operating revenues.

Outsourcing costs grew by 65.7% as a result of a considerable reduction of employment and changes in the methodology of disclosing these costs. In the preceding years, those outsourcing costs that replaced the services of Company employees whose jobs were reduced or liquidated as a result of organizational restructuring program or employment optimization used to be disclosed. Presently, the type of services classified as outsourcing costs in Orbis hotels has been determined, thus the principles of accounting for these costs have been standardized by way of introduction of relevant accounts in the Profinn financial and accounting system. Outsourcing costs comprise the following: laundering, IT services, contract cleaning services, security, food&beverage services, legal services, maintenance of green areas, ad hoc office serves, etc.

Table 6 Outsourcing costs (in PLN thousand)

	Jan. – Dec. 2004	Jan. – Dec. 2003	3rd quarter 2004	4th quarter 2004
Outsourcing costs	37 254.2	22 488.1	10 579.1	9 462.2

Continued employment restructuring will allow for a further reduction of payroll & related expenses, thus bringing about improvement of hotels' results.

7.3. Payroll System and Employment Regulations

In 2004, a social dialogue with trade union partners, initiated in the year 2001, targeted at standardization and optimization of payroll system in Orbis S.A. was continued. Salary bonuses that were not correlated with the Branch's performance were to a large extent liquidated by way of the execution of protocols. The Interdepartmental Collective Labor Agreement was adapted to the regulations in force. Works on the standardization of the HR-payroll program in respect of the entire Company continued. Wrocław Hotel took over the provision of HR and payroll-related services of Motel Wrocław, and the same services of Novotel Olsztyn were taken over by Mercure Mrongovia.

7.4. Personnel Policy

Alike in the preceding years, the personnel policy focused on the monitoring of employment level, employees qualifications and changes introduced to the labor law. Special emphasis was laid on efficient formation of organizational structures coupled with shaping the scope of employee powers for particular posts.

Qualifications were improved at training course devoted to both operating areas, involving direct contact with the client, and to administrative areas, i.e. changes in the legislation. Two employees of Branches, selected within the framework of the Vivier program, commenced education at the Accor Academy.

7.5. Social Benefits

Orbis S.A. Branches establish their own social benefits' funds in accordance with the provisions of the Act of March 4, 1994, on Establishment of Social Benefits' Fund (consolidated text: Official Journal "*Dz.U.*" of 1996, No. 70, item 335, as amended). Disbursements from the fund are allocated primarily for: additional financing of holiday rest for employees and eligible members of their families, granting material or financial aid to persons who have financial problems, additional financing organized by Branches for employees' participation in cultural, educational, sport and tourist events, additional financing of housing needs of employees, in the form of repayable and low-interest home loans and purchase of shopping vouchers for employees.

The above opportunities are also availed of by pensioners and retired persons, who acquired the rights to retirement benefits directly upon the termination of their employment in Orbis S.A. In the year 2004, the funds allocated for the above-mentioned purposes for the whole the Company equaled PLN 8 572 thousand, of which the contribution to the social benefits' fund totaled PLN 6 493 thousand in the year 2004.

8. Analysis of the Company's Balance Sheet

The balance of the Company's assets and liabilities in 2004 equaled PLN 1 795 315 thousand, reflecting an insignificant increase as compared to the end of year 2003 (by PLN 17 786 thousand).

8.1. Assets

Owing to specific features of Company's business, the structure of Orbis S.A. assets is stable. The structure of Orbis S.A. assets is dominated by fixed assets contributing a 93.0% share in total assets as at the end of 2004. As regards the structure of fixed assets, the prevailing share is contributed by the tangible fixed assets (68.4%).

Changes occurred in respect of fixed assets that related to long-term investments. Long-term investments grew by 5.6% as compared to the figure reported as at the end of 2003, and their share in the fixed assets structure reached the level of 29.9% (28.1% in 2003). Changes in long-term investments related predominantly to the reclassification of titles to the usufruct of land and the real property of the Bristol Hotel developed thereon from short-term into long-term investments. The plot of land as well as building are intended to be leased and are not anticipated to be sold within the period of 12 months as from the balance-sheet date. In the fourth quarter assessment was made of market value of the title to perpetual usufruct of Bristol Hotel.

In 2004, current assets went up by 31.6% as compared to the preceding year. Their share in the Company's assets went up from 5.4% in 2003 to 7.0% in 2004 which is, first and foremost, attributable to a nearly two-fold increase in short-term financial assets, as a result of reporting items that had not been disclosed as at the end of the preceding year. These include predominantly securities recognized as short-term deposits that are held for sale and a loan extended to Orbis Transport Sp. z o.o. (PLN 20 234 thousand) including interest accrued as at the balance sheet date.

The following was reported in the remaining items:

- decrease in cash and other cash assets by 56.6%,
- 17.4% decline in short-term receivables which may have been affected by revenues from the sale of services that were slightly lower than in the preceding period and effective debt-recovery policy that the company pursues,
- decline in inventories by 15.9%, brought about by deliberate policy of the Company,
- drop in short-term deferred expenses by 43.1%, chiefly as a result of settlement of costs of remunerations and perpetual usufruct of land, that were lower than in 2003.

8.2. Liabilities

Throughout 2004, insignificant changes occurred in the Company's shareholders' equity that, consequently, reached a slightly higher level than in 2003. In 2004, shareholders' equity accounted for 69.3% of total liabilities of the Company.

Supplementary capital grew by 6.7% as a result of allocation of past year's net profit to supplementary capital. The revaluation capital remained at a level similar to past year's result.

In 2004, liabilities and provisions for liabilities went down by 5.4% as compared with the year 2003 (from PLN 582 922 thousand to PLN 551 528 thousand). As compared to the past year, changes took place in respect of the following items:

- growth in provisions for liabilities by 28.3% as compared to the preceding year. Most significant differences relate to other provisions that went up by 49.4% as compared to 2003. In connection with expiry of title to claims under an agreement executed with Warimpex - Leasing AG, a related long-term provision was liquidated. Moreover, a subsequent assessment was made of possible liabilities arising out of the use of Europejski Hotel and a related provision was considerably increased. As compared to the preceding year, other short-term provisions went up eight-times as compared to the end of the preceding year which results from the setting up, by Orbis S.A., of a provision in the total amount of PLN 30 480 thousand for possible claims by HESA, reinstatement of the building to former owners, costs of employment restructuring and other expenditure related to bringing the dispute with HESA to an end.
- 11.4% decline of the balance of long-term liabilities as a result of a drop in the exchange rate of EUR towards PLN. These liabilities include: credit facility and a loan for the acquisition of shares in the company Hekon Hotele Ekonomiczne S.A. This drop was partially set off by a growth in the fair value of financial instruments of the swap type held by the Company.

- drop in short-term liabilities by 12.3% which was affected by a change in liabilities from other entities, including trade creditors and a drop in earmarked funds. On the other hand, however, the balance of short-term liabilities was not affected by the issue of bonds by Orbis S.A. These liabilities were set off with the liabilities arising out of redemption of bonds issued by Orbis S.A. at the end of 2003 in connection with a cash-free settlement of transaction of acquisition of the company Hekon Hotele Ekonomiczne S.A.

9. Ratio Analysis of the Financial Statements

On the basis of the company's financial statements (the balance sheet and the profit and loss account), an analysis of the Company's performance on the basis of the following categories of ratios: profitability, turnover and financial has been made.

9.1. Profitability Ratios

Return on equity (ROE)

Return on equity (ROE) in 2004 was at the level of 3.9% and was by 0.2 percentage points higher than in 2003. The growth of the net profit by 9.8% in 2004 as compared to the year 2003 was offset by the growth in the value of equity by 4.1%.

Return on assets (ROA)

Return on assets (ROA) in 2004 equaled 2.7% and was by 0.2 percentage points higher than that achieved in 2003 (2.5%). Given the high value of the total assets, the growth o net profit (by 9.8%) as compared to the past year did not substantially affect the value of this ratio.

Return on sales (ROS)

Return on sales (ROS) in 2004 reached the level of 8.45%, reflecting a growth by 0.72 percentage points as compared to the year 2003 (7.73%). This was caused primarily by a growth of the net profit in 2004.

Gross profit / Net sales Ratio

The 2004 ratio was 9.45%, while in 2003 it reached the level of 11.14%. This ratio went down by 1.7 percentage points as a result of decline in gross profits (by 14.75%), with the sales revenues remaining at the same level.

9.2. Turnover Ratios

Debtor collection period ratio

Debtor turnover period ratio decreased by 2 days in 2004 as compared to the past year. The ratio of trade debtors to the total debtors declined from 51.9% in 2003 to 48.25% in 2004.

Creditor turnover period ratio

In 2004, the creditor turnover period ratio was lower by 1 day as compared to 2003. The ratio of trade creditors to the total short-term creditors grew from 13.8% at the end of

2003 to 14.3% at the end of 2004. At the end of 2004, the value of creditors was by 9.0% lower than in 2003.

Inventory turnover ratio

At the end of 2004, this ratio equaled 6 days as compared to 7 days at the end of the year 2003. This was the result of a decline in the volume of stocks by 15.9%, with the sales of products and goods remaining practically at the same level. The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

9.3. Financial Ratios

Debt to equity ratio

At the end of 2004, the debt to equity ratio changed substantially, as it dropped from 33% in 2003 to 30.78%. This is attributable to a reduction in the amount of creditors by 5.2% as compared with the past year, whereas liabilities grew by a mere 1%.

Fixed asset cover ratio

In 2004, the fixed asset cover ratio was by 4.87 percentage point higher as compared to the year 2003, and amounted to 80.43%, which is considered a safe level. Equity as well as provisions for liabilities grew by 5.6% during the period in question, while fixed assets has not changed substantially. It means that the pace of growth of equity and provisions outperforms the growth of fixed assets. In 2004, equity grew by 4.2%, while provisions by 29.7%.

Current Ratio (CR) and Quick Ratio (QR), i.e. the so called Acid-Test Ratio

The evaluation of the Company's ability to meet its current liabilities was performed with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

The Current Ratio (CR) reflects the ratio of current assets to current liabilities. In 2004, the CR ratio reached a level CR=0.84, reflecting quite a low degree of blocking current assets in overall assets. On the other hand, the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equaled QR=0.78 in 2004.

The value of both the ratios increased as compared to 2003 as a result of decline in short-term liabilities (by 12.2%) and a major growth of current assets (by 31.6%), mainly due to increase of short-term investments in financial assets.

9.4. Other Ratios Measuring the Performance of the Company

Working capital turnover ratio

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. In 2004, this ratio equaled 4.57 as compared with 6 in 2003.

Fixed assets turnover ratio

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. Owing to small changes in the value of both revenues as well as fixed assets, this ratio remained at an unchanged level in 2004 as compared to the past year and totaled 0.34. It means that each PLN 1 engaged in the business contributed, on average, PLN 0.34 in total sales revenues.

Assets turnover ratio

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. The 2004, the asset turnover ratio in the Company equaled 0.32, which means that the 2003 level has been maintained.

Asset cover ratio

The asset cover ratio measures the direct proportion between total debt of a company and its assets which could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In 2004, this ratio in Orbis S.A. equaled 0.25 as compared to 0.2 in 2003. The growth of this ratio is attributable on the one hand to a decline in the level of total liabilities (by 12%) and on the other by growth of net profit (by 9.8%). Depreciation increased by 23%.

Table 8 BALANCE SHEET RATIO ANALYSIS

	Ratio		Year 2003		Year 2004		Change of the ratio (+,-)
			Value	**Ratio**	**Value**	**Ratio**	
1	**2**		**3**	**4**	**5**	**6**	**7**
I. Profitability ratios							
1	**Return on equity (ROE)** =	**Net profit (loss)** / Equity	44 466 / 1 194 607	3.72%	48 825 / 1 243 787	3.93%	+ 1.1 point
2	**Return on assets (ROA)** =	**Net profit (loss)** / Total assets	44 664 / 1 777 529	2.50%	48 825 / 1 795 315	2.72%	+ 0.3 point
3	**Gross return on sales** =	**Gross profit (loss)** / Net sales	64 047 / 575 117	11.14%	54 601 / 578 092	9.45%	+ 3.8 points
4	**Net return on sales (ROS)** =	**Net profit (loss)** / Net sales	44 466 / 575 117	7.73%	48 825 / 578 092	8.45%	+ 2.6 points
II. Turnover ratios *							
1	**Debtor collection period ratio** =	**Trade debtors * 365 days** / Net sales	6 776 773 / 575 117	12	5 776 773 / 578 092	10	0
2	**Creditor turnover period ratio** =	**Short term trade creditors * 365 days** / Net sales	9 316 260 / 575 117	16	8 618 198 / 578 092	15	- 1
3	**Inventory turnover ratio** =	**Stocks * 365 days** / Net sales	3 910 793 / 575 117	7	3 398 333 / 578 092	6	- 1
III. Financial ratios							
1	**Debt to equity ratio** =	**Total debt + provisions** / Total liabilities	582 922 / 1 777 529	32.79%	552 605 / 1 795 315	30.78%	+17.76 points
2	**Fixed asset cover ratio** =	**Equity + provisions for liabilities** / Fixed assets	1 270 904 / 1 681 494	75.58%	1 342 262 / 1 668 930	80.43%	- 30.02 points
3	**Current ratio** =	**Current assets** / Current liabilities #	96 035 / 171 637	0.56	126 385 / 150 670	0.84	- 2.73
4	**Quick ratio** =	**Current assets – stocks** / Current liabilities #	85 923 / 171 637	0.50	117 876 / 150 670	0.78	- 2.62

- less special funds

* - debtors, creditors and stocks as of December 31, 2004 and December 31, 2003.r.

10. Cash Flow Account

The net cash flows from operating activities in 2004 equaled PLN 102 995 thousand, which reflects a growth by 19.0% as compared with the year 2003. The accrual-based net cash flow of PLN 48 825 thousand generated in 2004 was lower than the net cash flow from operating activities. This means that the value of cash at the Company's disposal exceeded the results reported in the profit and loss account. The cash productivity ratio in the the operating activity equaled 47.4% in 2004.

The investment operations in Orbis S.A. in 2004 were dominated by expenditure on and receipts from short-tem securities, which the Company acquired during the reporting period. In the third quarter of 2004, the Company spent PLN 533 thousand on purchase of shares in a subsidiary company, i.e. PBP Orbis Sp. z o.o., and in the fourth quarter the Company granted a short-term loan of PLN 20 000 thousand to a subsidiary Orbis Transport Sp. z o.o. to repay the company's loan incurred form external sources.

After summing up the Company's expenditure and receipts, investment activities in 2004 closed with a negative balance.

As regards the financial operations, in 2004 the Company generated negative net cashflow balance. The value of cashflow was affected by repayment of credit facilities and loans, together with interest, which the Company had incurred.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements. The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account have been availed of as well.

Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. The first ratio defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The remaining ratios show the proportion of net cash flow from operating activities (CF op.) to sales, assets in the balance sheet and equity.

Ratio of net profits to net cash flow from operating activities

$$\frac{net\ profit}{CF\ op.} = \frac{48\,825}{102\,995} = 47.4\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations. The ratio of accrual-based to cash-based result of 47.4% in 2004 deteriorated slightly as compared to the level of 51.4% reported in the year 2003.

Ratio of net cash flow from operating activities to net sales revenues

$$\frac{CF\ op.}{net\ sales\ revenues} = \frac{102\,995}{578\,092} = 17.8\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

According to the above calculations, every PLN 100 in sales revenue generates PLN 17.8 in cash and cash equivalents.

In 2004, sales revenues generated 17.8% of the net cash flows from operating activities versus 15.0% in 2003.

Ratio of net cash flow from operating activities to total assets

$$\frac{CF\ op.}{total\ assets} = \frac{102\,995}{1\,795\,315} = 5.7\%$$

The ratio of assets' productivity in terms of cash generated reflects the general assets' ability to generate positive net cash flows from operating activities. The ratio in 2004 equaled 5.7% and grew as compared to the year 2003 (4.9%).

Ratio of net cash flow from operating activities to equity

$$\frac{CF\ op.}{equity} = \frac{102\,995}{1\,243\,786} = 8.3\%$$

This ratio of equity productivity in terms of cash generated measures "cash generating ability" of capital invested by the Company's owners. It shows how much cash is generated by each unit of equity.

In 2004, every PLN 100 of invested equity produced PLN 8.3. For the sake of comparison, in 2003, the same PLN 100 produced PLN 7.2.

11. Finance and Financing Requirements

Financing requirements in the reporting period were determined predominantly by operating and investing activities of the Company, including activities related to short-term financial investments and expenditure on upgrading and development investment projects in the Company's Branches. Pending the adoption of strategic solutions related to its further development, Orbis S.A. made short-term financial investments, predominantly in safe commercial papers and treasury bonds as well as made temporarily idle funds available to Orbis Group companies by way of granting loans to finance their operating and development activities. In 2004, the Company continued to finance indispensable investments of reinstatement character and - although to a limited extent - tangible investments in hotel branches. Investment in financial assets related to the increase of Orbis S.A. shareholding in Group companies, PBP Orbis and Orbis Transport. In aggregate, PLN 3.5 million was spent on that purpose in 2004.

Within the framework of financing activities of Orbis S.A., expenditure amounted to PLN 37.0 million, of which 42.4% related to the payment of dividend to owners of the Company while 57.6% to debt-servicing (of which 15.4% for principal installments and 42.2% for costs).

As at the end of the reporting period, the Company reported a total of PLN 13.2 million in liquid assets, against PLN 30.3 million in the corresponding period of the preceding year. Free cash, amounting to approx. PLN 70.4 million, was spent on short-term financial investments (including a loan to Orbis Transport).

The Company's debt as at December 31, 2004 consisted of a long-term foreign-currency EUR-denominated loan extended under an agreement with a consortium of banks, a long-term loan granted by Accor under the transaction of purchase of shares in the Company

Hekon Hotele Ekonomiczne S.A. and one long-term loan from the funds of the former Main Committee of Physical Culture and Tourism (GKKFiT). The outstanding short-term debt comprises of the II series of Orbis S.A. bonds, to be repaid in the fourth quarter of 2005, taken up by Hekon company under the agreement on deduction of mutual liabilities under the I and the II bonds issue. In total the Company's debt, taking into account the conversion of debt in EUR in accordance with the exchange rate applicable as at the end of the reporting period, amounted to PLN 366.2 million, of which PLN 256.6 million was long-term debt, i.e. 70% of the total debt of Orbis S.A.

The average interest on the Company's external debt amounted to 5.49% p.a.; interest on PLN-denominated liabilities, including short-term bonds, stood at 6.88% p.a. in the fourth quarter of 2004, while interest on long-term hard-currency credit denominated in EUR (77.4% of the Company's long-term debt) – to 2.9% p.a.

The terms of the loan agreements executed with organizers of the Company's financing are strictly complied with, both with regard to timely repayment as well as agreed collateral.

The ratio analysis reveals a stable and secure position of the Company. As at the end of the fourth quarter of 2004, the financial indebtedness rate, which totaled 24.29%, remains at a level nearing the figure reported at the end of the third quarter of 2004 (25.23%), displaying a constant downward trend (the ratio generated at the beginning of the reporting year stood at 27.78%).

The following should be classified as most important tasks in the area of financing activities in 2005:

- selection of type of financing and its organizers, taking into account projected assumptions of development of the Company hotel network;
- continuation of works within the framework of improvement of liquidity management;
- changing assumptions related to disposal of funds on hotels' banking accounts (including centralization of granting entitlement to banking accounts to selected representatives of Branches and the Management Board's Head Office);
- intensification of works on liquidity management within the Orbis Group, taking into account of specific features of liquidity management in individual companies;
- further improvement of hotel services settlement through the use of IT software and media services offered within the framework of agreements executed with Polcard, as well as by other organizers of this type of activities;
- definition and adoption of Strategic Objectives for 2005 in the area of foreign-currency and interest rate risks management in the Company.

12. Investment Outlays Plan

12.1. Upgrading and Purchases of Fixed Assets

In 2004, capital expenditure in Orbis S.A. amounted to PLN 40 487.5 thousand.

The table below presents the structure of investment outlays per hotel brands, including the Head Office.

Table 9 Investment outlays per hotel brands in 2004

Hotel brand	No of hotels	No of rooms	Capital expenditure (in PLN)
Sofitel	1	341	855.1
Mercure	10	1 784	9 804.3
Novotel	10	2 800	20 272.9
Other hotels	33	5 078	7 300.7
Hotels - total	**54**	**10 003**	**38 233.0**
Head Office			2 254.5
Total	**54**	**10 003**	**40 487.5**

Priority investment projects in terms of the capital expenditure were carried out in the following hotels:

Posejdon in Gdańsk

New design for replacement of the hotel's facade and windows was prepared and accepted in the context of fire safety.

It is assumed that implementation of the project will take place in 2005 and 2006. In the 1st stage, 3rd storey windows and façade will be replaced.

2004 expenditures were limited to PLN 294.9 thousand and included, in addition to the above-mentioned works, purchase and installation of a new elevator adjusted for transport of handicapped persons and purchase of fixed assets, computer hardware and software.

Skalny in Karpacz

42 rooms were upgraded on the 3rd storey, general construction and electric works were performed, fitted carpets and furniture were replaced – the cost amounted to PLN 737.6 thousand.

Hotel's outlays also included minor upgrading works, current purchases of fixed assets, computer hardware and software. The total investment outlays amounted to PLN 888.1 thousand.

Mercure Unia in Lublin

Air conditioning installation, mezzanine conference hall and gas safety system were upgraded and fire safety expert's opinion was prepared in 2004. In addition, the process of adjustment of the hotel for needs of handicapped persons initiated in 2003, was completed, among others: adjustment of a room, common toilet on the ground floor, elevator and hotel surroundings (signs, handrails, ramp). Fixed assets, including items necessary to equip the room adjusted for needs of handicapped persons, computer hardware and software were purchased.

The total investment outlays amounted to PLN 395.8 thousand.

Mercure Mrongovia in Mrągowo

Investment outlays in 2004 amounting to PLN 1 872.6 thousand were allocated for the settlement of the 1st stage of upgrading of restaurant and for purchases of indispensable furniture and equipment, implementation of the II stage of upgrading related to the purchase and installation of air-conditioning equipment as well as for the III stage consisting in the connection of already existing air-conditioning and ventilation systems to new equipment. The works of the last phase are in the final stage of implementation, they were preliminarily delivered and accepted in mid-February 2005.

The above-mentioned amount included purchase of necessary fixed assets, computer hardware and software.

Mercure Opole in Opole

Investment outlays amounting to PLN 1 481.3 thousand were related to the replacement of façade and hotel signage, building stock-taking, expert's technical opinions, purchase of fixed assets, computer hardware and software.

The total investment outlays amounted to PLN 1 801.4 thousand in 2004.

Novotel Centrum in Poznań

Outlays in the amount of PLN 1 446.2 thousand were reduced by the amount of PLN 845.4 thousand as a result of entries in the accounting books related to costs of credit facility servicing, i.e. PLN 600.8 thousand. Expenditures were related to the preparation of a substitute construction design for the low section, opinions, ideas related to the settlement of performed upgrading of the façade and roofing as well as purchases of fixed assets, computer hardware and software.

The legal status of the plot of land has not been determined. Therefore a new, temporary, main hotel entrance was constructed in 2004.

Neptun in Szczecin

In December 2004 the hotel commenced modernization of a heating nod. The works will continue through the first quarter of 2005. Investment outlays in the hotel amounted to PLN 310.4 thousand.

Mercure Helios in Toruń

Investment outlays amounting to PLN 1 997.7 thousand were allocated for: preparation of opinions and expert's opinions, supervision, adaptation of substitute kitchen rooms and upgrading of food&beverage back-up facilities, purchase of technological equipment for these rooms, purchase of fixed assets, computer hardware and software.

Sofitel Victoria in Warsaw

In 2004 investment outlays amounted to PLN 855.1 thousand. The most important, performed tasks included upgrading of Fitness Centre, CCTV and replacement of revolving doors.

Works related to modernization of a lobby and reception desk, and replacement of furniture commenced in November 2004. Works designed to adjust the hotel to Sofitel standards will continue through the first quarter of 2005.

Novotel Centrum in Warsaw

Capital expenditure amounted to PLN 18 865.1 thousand and was allocated for: financing of payment of liabilities originating from the year 2003 related to the completed process of upgrading of the living area, as well as to the purchase of furniture and equipment for conference rooms on the 1st floor, works related to preparations for the replacement of façade and upgrading of common areas, purchase of computer hardware and software.

Incurred expenditures in the amount of PLN 18 865.1 thousand were reduced by the amount of PLN 1 063.7 thousand due settlement of costs of credit facility servicing and totaled PLN 17 801.4 thousand.

Holiday Inn in Warsaw

Investment outlays totaled PLN 917.8 thousand and were allocated predominantly for the replacement of beds in hotel rooms which resulted from the introduction, in 2003, of new standards applicable in the network. Furthermore, upgrading of elevators commenced in 2003 was completed and settled, a chiller was upgraded and smoke vents were replaced, fixed assets as well as computer hardware and software were purchased.

Mercure Kasprowy in Zakopane

Expenditures were reduced by PLN 303.2 thousand as a result of entries in accounting books that related to the costs of credit facility servicing, and amounted to PLN 3 334.9 thousand. The above-mentioned amount was used for the purpose of financial settlements with the contractor for the upgrading of common areas. The following works were also financed: upgrading of the façade, cooler room, measurement system and replacement of the neon. The above amount includes also investor's supervision, purchase of furniture and equipment, computer hardware and software.

Stock-taking of hotel buildings constitute one of the major investment tasks. The stock-taking was completed in 13 hotels. In accordance with an auditor's decision, expenditures related to the stock-taking in the amount of PLN 483.5 thousand were recognized as costs of particular branches as at December 31, 2004.

Stock-taking of additional hotels will be conducted gradually in 2005 following appropriate decision of the Company's Board. Expenditures related to the stock-taking shall not constitute investment outlays but costs of particular branches.

Investment projects in 2005 will be subordinate towards the implementation of the Company's strategy approved and presented in March 2005. These projects would involve continued modernization of hotels and their adjustment to Accor brands as well as preparations for launching the process of introducing the network of Etap hotels on the Polish market and implementation of new projects relating to the Ibis hotel network.

12.2 Repairs and Maintenance

The amount of expenses for repairs and maintenance borne as the costs of the Company in 2004 has been determined in accordance with the economic and finance system of the Company as 2% of the gross value of tangible fixed assets.

The actual amounts spent by Orbis S.A. in 2004 equaled PLN 16 870.5 thousand, of which PLN 8 276.2 was expensed on repairs, while PLN 8 594.3 thousand on maintenance.

Costs or repairs and maintenance incurred by Branches totaled PLN 16 406.2 thousand, while costs of the Management Board's Office amounted to PLN 464.3 thousand.

The substantive scope of repairs and maintenance was similar in all hotels. Repairs include: painting, wallpapering, replacement of damaged carpeting, minor repairs of installations and equipment and replacement of damaged plumbing fixtures (mixing faucets, valves) and fixtures (sockets, switches, etc.)

Maintenance performed in accordance with contracts covered: maintenance of lifts, ventilation, refrigerating, electric, heating, water supply and sewerage equipment, fire-prevention systems (signaling equipment, sprinklers, etc.) and automatic systems.

It should be stated that, similarly to the preceding years, Hotel Branches pursued a policy of reducing expenditure for repairs and maintenance. The downward trend in the level of this expenditure, that has been prevailing for a few years, results first and foremost from the fact that comprehensive upgrading projects had been already completed or are currently underway, from the application of modern technological solutions and efficient enforcement of guaranty commitments from contractors and suppliers as well as from a conscious policy pursued by hotel directors targeted at the reduction of borne costs.

Investment outlays of the Company are financed by own funds collected by the Management Board's Office. Repair and maintenance works are financed by hotel branches.

13. IT Development

In 2004, the Company continued the development of its long-term IT Program and strategy adopted for the years 2003/2004, taking into account guiding decisions of the Management Board presented on October 6, 2004 and adjustments arising out of:

1) Deep restructuring changes in the Company and organizational changes;
2) Conclusions drawn based on planned and implemented projects constituting part of the 'Orbis - Company of the 21st Century' program;
3) Integration with Hekon, Accor and general standardization;
4) Adaptation of projects and systems to current changes in the Company's business policy and legislative changes.

13.1. The main tasks

The 2004 budget amounted to PLN **5 million** (PLN 4 942 700).

Main works focused on the following tasks:

1. maintaining in operation of the IT systems in the hotel branches and in the Management Board's Office, while taking into account restructuring of the Company and legal changes;
2. replacement of the IT equipment as a result of breakdown or obsolescence (accounting for 25% of the replacement IT technical infrastructure necessary to ensure operational continuity and technological progress);
3. implementation of new system technologies (e.g., migration to Windows 2003 Server) and standardization of the infrastructure;
4. development of central systems and projects, including:
   - creation and development of central and regional systems supporting the management of the Company and its finance,
   - creation and perfecting marketing and sales systems, with special emphasis on teleinformatic channels,
   - policy of security,

- full use of the Orbis WAN network for the Company's needs (remote services, Intranet, centralization or regionalization of systems, bases, reporting methods, etc.), and in particular automatic distribution of databases and software upgrades;

5. development of a platform, including design assumptions, for works planned for 2005 and related to decisions concerning restructuring of the Company (including regionalization) and implementation of new sales and marketing policy.

13.2. Implemented and Commenced Projects

The following projects were completed and implemented in the year 2004:

1. Orbis On Line Reservation and Hotel Services Sale System via the Internet,
2. reservation and administering hotel resources (HORS),
3. corporate customers service system (OKKO with CKK database),
4. debt collection and crediting system,
5. adjustment of IT infrastructure in hotels to changes related to introduction on May 1, 2004 of a new VAT law and a uniform NIP number for the whole company, exchange of fiscal devices or fiscal modules in all Hotel Branches of Orbis S.A. and modification of basic hotel systems,
6. implementation of a new, electronic system providing information for the Stock Exchange (ESPI) termination of EMITENT,
7. DAILY REPORT system – development of a system and mechanisms allowing for export of data in order to prepare daily, current sales reports encompassing all Orbis hotels,
8. change of connection of 3 hotel branches to a banking system (ESOBIG) due to change of a bank,
9. signing of a final agreement for Orbis Call Center and implementation of an appropriate IT system,
10. development of a common IT and reservation system via cellular network,
11. implementation of a technical part of the agreement with Centertel for provision of wireless Internet access for guests in all Orbis hotels using Idea network – installation and start-up of hardware.

Significant works and investment projects related to integration of Orbis-Hekon and integration within the Accor group were commenced, including:

1. providing units that use AccorTEL network with access to selected Orbis resources (using OrbisWAN network),
2. commencing design works related to partial integration of OrbisWAN and AccorTEL networks,
3. development of IT infrastructure standards for Orbis based on recommendations and good practices provided by Accor.

In addition, the Company implemented tasks related to development and modification of existing systems and partial implementation of new projects, including:

1. Central Pricelist, i.e., a database of prices and a system allowing full management of price policy of hotels and the Company – implementation of a new price policy, inclusion of Hekon hotels, providing access for WebAgents;

2. Intranet:
   - implementation of a new technology and operating mechanisms,
   - modifications designed to improve user-friendly character of the network and implementation of Accor's good practices,
   - development of communication functionalities;
3. WWW sites for the Orbis Group – adding hotels, modifications of contents and graphics, new language versions (5 languages);
4. Management Information System (Media) based on data warehouse – widening of data range, adding additional areas of the Company's operations to the analysis and reporting system;
5. PAKT 2004 – new version of the central agreement registration system taking into consideration cost liabilities;
6. ABSENCJE – central database about absences in hotels and the Management Board's Office;
7. HOTBAZ – development of design assumptions and start-up of part of a database designed to conduct stock-taking of IT resources, used in the Company's head office and by hotels (including systems and applications);
8. commencing works designed to standardize basic hotel systems, including development and implementation of operating standard for reception system FIDELIO 6.10;
9. current development of critical hotel systems.

In addition the Company continued works related to regionalization of systems, i.e., implementation of regional service centers using Orbis WAN network:

1. HR and payroll – project planned for the years 2003/2005, covering also the replacement of systems and broadly-understood standardization,
2. finance and accounting – pilot works,
3. development of intermediary, regional access to information, databases and reporting systems.

Implementation of "Policy of security" project was continued, including:

1. in the fourth quarter of 2004 a comprehensive security audit of central IT systems was performed including, in addition to technical issues, analysis of information security management organization – audit recommendations will be implemented in 2005;
2. the LAN network in the Management Board's Office was upgraded based on Novell - ZENworks, Account Management, SecureLogin software,
3. mass storage system was implemented,
4. experts' analyses were conducte, and technology and hardware were selected in a tender to purchase and implement a central backup system – for implementation in 2005,
5. license for anti-virus software was purchased for the Company the next 2 and a remote distribution system was implemented,
6. OrbisWAN network flow, protocols and access analysis was conducted and network safety gaps were remedied,
7. Orbis servers and resources availability assumptions were reviewed.

Design assumptions were prepared, IT and communication infrastructure was modified to establish a platform allowing for implementation of tasks planned for 2005 and related to general restructuring of the Company, implementation of a new sales and marketing policy and continuation of integration and standardization processes.

14. Orbis S.A. Participation in Other Companies

14.1. Status and Structure of the Investment Portfolio

As at the end of 2004, the structure of the Orbis S.A. investment portfolio was as follows:

Table 11 Structure of the Orbis S.A. investment portfolio

Company Legal Status / Corporate headquarters		Initial capital in PLN	Orbis S.A. holdings		% of Orbis votes at the GMS	Core business
			Nominal value in PLN	%		
Subsidiary companies						
PBP Orbis Sp. z o.o.[1]	Warszawa	16,453,900	15,528,500	95.08	95.08	Travel office - retail and tour operator
ORBIS Transport Sp. z o.o.[2]	Warszawa	14,429,300	13,838,300	98.30	98.30	Passenger transport, vehicle rent and lease
WT WILKASY Sp. z o.o.	Wilkasy	1,650,000	1,650,000	100.0	100.0	Hotel, food & beverage industry, leisure
Hekon - Hotele Ekonomiczne S.A.	Warszawa	300,000,000	300,000,000	100.0	100.0	Hotel, food & beverage industry
Associated companies						
Globis Poznań Sp. z o.o.	Warszawa	8,000,000	2,000,000	25.00	25.00	Office building developer and administrator
Globis Wrocław Sp. z o.o.	Warszawa	50,000	12,500	25.00	25.00	Office building developer and administrator
ORBIS CASINO Sp. z o.o.	Warszawa	4,800,000	1,600,000	33.33	33.33	Casinos and gambling saloons
PH Majewicz Sp. z o.o.	Bydgoszcz	2,202,500	1,078,500	49.00	49.00	Hotel and food & beverage industry
Minority holdings						
BWE S.A.	Warszawa	35,187,450	382,470	1.09	1.09	Banking
PPTE DIAMENT S.A. in liquid.	Warszawa	100,000	16,000	16.00	16.00	Employee pension fund
Polskie Hotele Sp. z o.o. in liquid.	Warszawa	125,400	1,000	0.8	0.8	Supplies and training in the hotel industry
Rena Kord S.A. in bankruptcy	Łódź	9,468,330	745	0.008	0.008	Production, trade, exports and imports of cotton textiles
TARPAN Sp. z o.o. in liquidation	Poznań	45,984,500	36,450	0.08	0.08	Manufacturing of motor vehicles, furniture, trade
Walewice Sp. z o.o. in liquidation	Walewice	10,510	4,000	38.05	14.29	Leisure, trade, production of foodstuffs

The Company's portfolio is diversified and comprises of investments of strategic, commercial and restructuring nature.

The **strategic portfolio** consists of shares and interest in the following companies:

a) **Polskie Biuro Podróży Orbis Sp. z o.o.** and **Orbis Transport Sp. z o.o.** - daughter companies founded in 1993 in the course of the privatization process of Orbis. A complementary nature of business activities carried out by both these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on arms' length on the operational level. Each of the

1 W wyniku umorzenia w 2001 r. 1.219 udziałów z czystego zysku bez obniżenia kapitału zakładowego, zarejestrowany kapitał zakładowy wynosi 16.453.900 PLN i dzieli się na 163.320 udziałów po 100 PLN każdy.
2 W wyniku umorzenia w 2002 r. 3.510 udziałów z czystego zysku bez obniżenia kapitału zakładowego, zarejestrowany kapitał zakładowy wynosi 14.429.300 PLN i dzieli się na 140.783 udziały po 100 PLN każdy.

daughter companies has a steady market position and their financial standing does nor put continuation of activities at threat.

b) **Globis Poznań Sp. z o.o.** and **Globis Wrocław Sp. z o.o.** - real property developers. They were founded at the end of 2000 together with Globe Trade Centre S.A. as a result of inclusion of the office space development into the strategy of the Company pursued at that time. The Globis Office Centre in Poznań, an "A" class office building with an area of 13,323 m^2 developed on a plot of land, to which the title to perpetual usufruct was acquired from Orbis S.A., was rendered operational at the end of February 2003. Continuation of business activities by the Company is not threatened. In the circumstances of the continued downward business trend at the office space market, the company Globis Wrocław established for the purpose of construction and commercial administration of the "A" class office building in Wrocław did not commence its business operations and so far has suspended collecting payments against subscribed shares.

c) **Hekon - Hotele Ekonomiczne S.A.** - the company managing hotels located in Poland and belonging to two brands owned by Accor S.A.: eight two-star Ibis hotels and two Novotels. The financial standing of the company is stable.

The **commercial portfolio** consists of shares and interest in the following companies:

a) **Orbis Casino Sp. z o.o.**: a company founded in 1989 and at present running 9 casinos and 3 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a leading, next to ZPR S.A. and Casinos Poland, company in the market of gambling, mutual bets and slot machines. The financial standing of the Company is stable.

b) **Hotel company Majewicz Sp. z o.o.** - a company established for a limited period of time, until December 31, 2007, as a result of a composition agreement executed by Orbis S.A. in 1993 with the successors of the owners of the hotel Pod Orłem in Bydgoszcz. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term. Continuation of business activities by the Company is not threatened.

c) **Wioska Turystycznej WILKASY Sp. z o. o** (former PORT SILNOWA Sp. z o.o.): a company running leisure center. The village offers accommodation and food& beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo. The financial situation of the company does not jeopardize the continuation of business activities by the Company, though it does not permit financing modernization and building infrastructure which leads to deterioration of its market position in the conditions of the developing competition and progressive loss in the value of its property.

The **restructuring portfolio** includes shares and interest taken up in the course of debt-for-equity swaps in the course of composition between debtors and creditors or in companies with are deprived of development potential.

The restructuring portfolio includes the following companies:

a) Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A., in liquidation, managing over a employee pension fund having the same name, dissolved and subjected to liquidation on June 23, 2003, due to the failure to implement the development strategy and lack of prospects for its implementation; Bank Handlowy S.A. is a majority shareholder of the pension fund (79.27% share in the capital and total number of votes). The time-schedule of company liquidation is determined by administrative decisions issued by Commission for Supervision of Insurance and Pension Funds (KNUiFE) in October and December 2004 withdrawing, as of July 1, 2005, a permit to establish the Fund and on initiation of liquidation proceedings on January 1, 2005 and on the completion of proceedings as of March 31, 2005. Transfer of funds from the pension Fund to new pension schemes came to an end in December 2004, thus making it possible to obtain the consent of KNUiFE for earlier completion of liquidation proceedings of the Fund and insurance company, as to be applied for by the insurance company's liquidator. Polskie Hotele Sp. z o.o. in liquidation;

d) **Bank Współpracy Europejskiej S.A.** - a small private bank oriented at small and medium-sized businesses, budget agencies and managers. The Bank has operated since 1990 (formerly as Bank Turystyki S.A.). It focuses on servicing domestic and foreign business and trade, including trade with the Russian Federation (it is one of the very few banks that do so). The prevailing downward business trend has negatively affected the bank's standing and performance in 2003 and 2004. Balance sheet losses incurred by the bank have been covered with the share capital the value of which was reduced by PLN 82 104 050 by way of decreasing the nominal value of each share from PLN 100 to PLN 30 (was registered on December 8, 2004). Under the supervision of the General Inspectorate of Banking Supervision the bank launched and implements a workout program, including acquisition of capital by way of privately placed share issue. Issues planned for the 2nd and 3rd quarters 2004 proved no success.

a) **Polskie Hotele Sp. z o.o. in liquidation** – a company founded in 1992 to offer supply and training services to the hotel industry. In view of lack of perspectives for attaining the objectives laid down in the company statutes, the Company was dissolved and put into liquidation after 8 years since its establishment (July 24, 2000).

b) **Rena Kord S.A. in bankruptcy** – the company was founded in 1991 as a result of transformation of a Łódź-based state enterprise named Zakłady Przemysłu Bawełnianego im. Sz.Harnama. Attempted reform made in December 1993 by way of entering into a composition agreement with creditors, in the course of which Orbis S.A. took up 149 shares with the value of PLN 745 in exchange for its receivables, failed. Liquidation proceedings were opened on June 3, 2000 and on January 2, 2001 the Court declared the Company bankrupt. Bankruptcy proceedings are pending.

c) **Tarpan Sp. z o.o. in liquidation** – the company was founded in 1993 as a result of composition agreement entered between PP FSR Polmo and creditors. The Company's initial capital, divided into shares of unequal value, was paid for by way of contribution of receivables (Orbis S.A. took up one share with the value of PLN 36 450 entitling to 9 votes and the Shareholders' Meeting) and by the contribution of property of PP FSR Polmo made by the State Treasury. In the course of liquidation, the Company collected receivables and pay off or secured creditors. A legal impediment encumbering a part of contribution made by the State Treasury, i.e. unsettled ownership titles to plots of land, thus making their sale impossible, prevents the closing of liquidation proceedings. The time horizon of effects of legal steps taken by the Company cannot be determined. In such circumstances, on December 16, 2004, the Shareholders' Meeting took decision on partial payment of property to shareholders, in the proportion of PLN 250 per each vote.

d) **Walewice Sp. z o.o. in liquidation** - Orbis S.A. join to the company in 1988 and took up one of seven shares of unequal value that form the Company initial capital. Absence of perspectives for attaining the objectives laid down in the Statutes predetermined the adoption of a resolution by the Shareholders' Meeting, dated May 9, 1991, on dissolution of the Company and on opening the liquidation.

The reduction of the portfolio will proceed progressively, following the development of the initiated liquidation and bankruptcy proceedings.

Liquidation of **POLORBIS Reiseunternehmen GmbH** with its registered seat in Köln, whose shares are reported Orbis S.A. accounts as financial current assets, will bring to an end the implementation of a strategy of withdrawal by Orbis S.A. from foreign law companies. POLORBIS was a tour operator and travel agency specializing in incoming traffic into Poland, building up its offer mainly on the basis of the offer of Orbis Hotels, Orbis Travel and Orbis Transport. POLORBIS, belonging to a group of small travel agencies which are particularly prone to business trend fluctuations and closely connected travel market with group, has been dissolved and subjected to liquidation on December 31, 2003. In February 2005, a notification on closing liquidation and on putting books in the custody of its liquidator was submitted to the registration court. The Company should be removed from the register in the 1st quarter of 2005.

14.2. Changes in the Investment Portfolio and Financial Fixed Assets

The changes that occurred during the reporting period as regards the investment portfolio of the Orbis Group are as follows:

- increasing capital involvement of Orbis S.A. in daughter-companies by way of acquisition of shares;

  a) PBP Orbis Sp. z o.o.: On September 29, 2004, Orbis S.A. purchased, from Beton Stal S.A. in bankruptcy, 26 640 shares with a total nominal value of PLN 2 664 thousand for the price of PLN 532 800; and on December 15, 2004 – 13 653 shares with a total nominal value of PLN 1 365.3 thousand from Invor Sp. z o.o., Chrobot Reisen, Wilanów Sp. z o.o. and 28 natural persons for an aggregate price of PLN 1 638 360, increasing - as a result of this transaction – its share in the company from 70.41% to 95.08%.

  b) Orbis Transport Sp z o.o.: On September 29, 2004, Orbis S.A. purchased, from Nordea Finance Polska S.A., 19 510 shares with a total nominal value of PLN 1 951 thousand, for the aggregate price of PLN 1,836,000, increasing – as a result of that transaction – its share in the company from 84.44% to 98.3%.

Both above mentioned acquisitions represent a formal premise for including the two companies into the tax group of Orbis S.A.

- sale, by Orbis S.A. of shares in Conbis Sp. z o.o.: on December 15, 2004 Orbis S.A. transferred, to a co-shareholder, all shares held in Conbis Sp z o.o. with a total nominal value of PLN 25 000, accounting for 50% of the company share capital, for the aggregate price of PLN 26 500. Withdrawal from the company was predetermined by the strategy of Orbis S.A. aimed at focusing operations on hotel industry.

- decrease in the share capital of BWE S.A.: by virtue of Resolution dated November 8, 2004, registered on December 8, 2004, the General meeting of Shareholders decreased the share capital of the bank by PLN 82 104.5 by way of decreasing the nominal value of each share from PLN 100 to PLN 30, and allocating generated funds to cover the losses and, partially (PLN 2 010.32 thousand) to the supplementary capital. The percentage share both in the share capital and in the number of votes remained unchanged.

14.3. Changes in the Investment Portfolio after the Balance-Sheet Day

After the balance sheet day, the following changes took place in the investment portfolio of :

- 28 stycznia 2005 r. została zawarta z GTC S.A. warunkowa umowa sprzedaży całości udziałów w spółkach developerskich Globis Poznań i Globis Wrocław za łączną cenę 2.012.500 PLN. Przejście udziałów na GTC S.A. uzależnione było od zgody WZA Orbis S.A. na sprzedaż na rzecz Globis Wrocław prawa użytkowania wieczystego niezabudowanej nieruchomości gruntowej in Wrocław, co nastąpiło w dniu 10 lutego 2005 r. oraz zawarcia przez Orbis S.A. z Globis Wrocław warunkowej umowy sprzedaży tego prawa, która to sprzedaż uwarunkowana jest niewykonaniem przez Miasto Wrocław służącego mu prawa pierwokupu. Zawarcie tej umowy nastąpiło 3 marca 2005 r., tym samym udziały w Globis Poznań i Globis Wrocław przeszły na GTC S.A. z tą datą W ramach transakcji sprzedaży udziałów spółka Globis Poznań spłaciła Orbis S.A. zaciągnięte pożyczki o łącznej wartości 650 000 USD i 830 229 PLN.
- 24 stycznia 2005 r. nastąpiło zawiązanie, wspólnie ze spółką zależną HEKON S.A., spółki pod firmą Orbis Kontrakty Sp. z o.o. o kapitale zakładowym 100 000 PLN, której podstawowym przedmiotem działania jest organizacja zakupów na rzecz hoteli zarządzanych przez wspólników. Rozwiązanie to jest narzędziem optymalizacji zarówno kosztów operacyjnych każdego ze wspólników, jak i zarządzanych przez nich hoteli. Udział Orbis S.A. w kapitale zakładowym spółki oraz w ogólnej ilości głosów wynosi 80%.
- Objęcie nowych emisji BWE S.A., uchwalonych przez NWZA 7 stycznia 2005 r., mające nastąpić odpowiednio do : 12.01.2005 r. (11 000 010 PLN) i 11.03.2005 r. (9 mln PLN) zakończyło się pomyślnie; rejestracja w KRS pierwszej nastąpiła 31.01.2005, a rejestracja drugiej jest w toku. Orbis S.A. nie uczestniczył w tych emisjach.

15. Plan of Hotel Affiliation With Accor Brands

The terms, conditions and time-schedule of affiliating Orbis S.A. hotels with the Accor hotel network have been set down in the General Franchising Agreement (Agreement) concluded on July 26, 2000, by and between Orbis S.A. and Accor Polska Sp. z o.o. The above-mentioned terms and conditions, the list of Orbis hotels to be integrated with the Accor hotel networks and the affiliation time schedule have been presented in detail in the Report of the Management Board on Orbis S.A. Operations in 2001. The parties to the Agreement did not determine a fixed schedule of introducing the hotels, but agreed that Orbis hotels will enter the network in a systematic manner, depending on their operational and technical capabilities.

As a result of implementation of affiliation program, as at the end of 2003, 19 Orbis hotels were operating under Accor brands (4 403 rooms).

In 2004, two subsequent hotels were affiliated with the Accor network: Kasprowy in Zakopane and Mrongovia in Mrągowie, both under the MERCURE brand, and presently they operate under the following brand names: Mercure Kasprowy Zakopane as from April 1, 2004 and Mercure Mrongovia Mrągowo as from October 1, 2004.

Consequently, as at the end of 2004, Orbis had 21 hotels operating under Accor brands (4 955 rooms). Tabble no. 12 presnets in detail implementation of the hotel affilation plan to Accor brands to date.

Table 12 Implementation of the hotel affiliation plan to Accor brands

Hotel	Miasto	Marka ACCOR	Data afiliacji	Liczba pokoi	Liczba hoteli w sieci ACCOR					Liczba nowych pokoi w sieci ACCOR				
					2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
~~Forum~~	~~Kraków~~	~~SOFITEL~~	~~2001-01~~	~~280~~		~~1~~					~~280~~			
Panorama	Wrocław	MERCURE Panorama	2001-01	152		1					152			
Continental	Kraków	NOVOTEL Bronowice	2001-04	304		1					304			
Victoria	Warszawa	SOFITEL Victoria	2001-04	331		1					331			
Patria	Częstochowa	MERCURE Patria	2001-07	102		1					102			
Hevelius	Gdańsk	MERCURE Hevelius	2001-07	281		1					281			
Marina	Gdańsk	NOVOTEL Marina	2001-07	177		1					177			
Novotel	Gdańsk	NOVOTEL Centrum	2000	150	1					150				
Jelenia Góra	Jelenia Góra	MERCURE Jelenia Góra	2001-07	188		1					188			
Warszawa	Katowice	NOVOTEL Rondo	2001-07	287		1					287			
Unia	Lublin	MERCURE Unia	2001-07	110		1					110			
Opole	Opole	MERCURE Opole	2001-07	103		1					103			
Merkury	Poznań	MERCURE	2001-07	228		1					228			
Poznań	Poznań	NOVOTEL Centrum	2001-07	480		1					480			
Novotel	Warszawa	NOVOTEL Airport	2001-07	278	1					145	133			
Novotel	Poznań	NOVOTEL Malta	2000	149	1					149				
Forum	Warszawa	NOVOTEL Centrum	2002-07	731			1					731		
Helios	Toruń	MERCURE Helios	2003-04	110				1					110	
Novotel	Wrocław	NOVOTEL	2000	145	1					145				
Novotel	Olsztyn	NOVOTEL	2000	97	1					97				
Kasprowy	Zakopane	MERCURE Kasprowy	2004-04	288					1					288
Mrongovia	Mrągowo	MERCURE Mrongovia	2004-10	264					1					264
Razem					5	12	1	1	2	686	2 876	731	110	552
								Razem:	21				Razem nowe:	4 269
													Razem:	4 955

16. Sale and Disposal of Fixed Assets

The area of plots of land of Orbis S.A. changed in 2004 as a result of:

- sale of the title to perpetual usufruct of land located in Cracow at 15, Armii Krajowej street (plot no. 330/2 with an area of 402 m^2),
- sale of the title to perpetual usufruct of land located in Cracow at 28, M. Konopnickiej street – plot no. 42/1 with an area of 40 466 m^2 and of the ownership title to a hotel building (Sofitel), installation tunnel, parking lot and other infrastructure equipment located on that land.

As at December 31, 2004, the area of land owned or held by Orbis S.A. in perpetual usufruct amounts to 1 069 101.30 m^2.

17. Insurance

Orbis S.A. is covered by the following insurance policies:

- Property insurance, loss of profit insurance, insurance for transported property, for a period of 1 year from June 1, 2004, to May 31, 2005, in Towarzystwo Ubezpieczeń Ogólnych S.A. Commercial Union Polska and AIG Polska Towarzystwo Ubezpieczeń S.A. acting as the co-insurer;
- Civil Liability Insurance of hotels and non-hotel facilities for a period from June 1, 2004, till May 31, 2005, in TUiR Warta S.A.;
- Civil Liability Insurance of the members of the Management Board and Supervisory Board for the period from January 1, 2004, till December 31, 2004 in AIG Polska Towarzystwo Ubezpieczeń S.A.